As filed with the Securities and Exchange Commission on January 12, 2001

                                                              File No. 333-47862
                                                                       811-03488

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
       Pre-Effective Amendment No. 1                                         |X|
       Post-Effective Amendment No.                                          [ ]

                                     and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
       Amendment No. 1                                                       |X|
                        (Check appropriate box or boxes.)

                                   ----------

                 Phoenix Home Life Variable Accumulation Account
                           (Exact Name of Registrant)
                   Phoenix Home Life Mutual Insurance Company
                               (Name of Depositor)

                                   ----------

                  One American Row, Hartford, Connecticut 06102
         (Address of Depositor's Principal Executive Offices) (Zip Code)
                                 (800) 447-4312
               (Depositor's Telephone Number, Including Area Code)

                                   ----------

                               Dona D. Young, Esq.
                   Phoenix Home Life Mutual Insurance Company
                                One American Row
                           Hartford, Connecticut 06102
                     (Name and Address of Agent for Service)

                                   ----------

                                    Copy to:

                               Edwin L. Kerr, Esq.
                   Phoenix Home Life Mutual Insurance Company
                                One American Row
                           Hartford, Connecticut 06102

                                   ----------
                  Approximate date of proposed public offering:

             January 16, 2001 or as soon thereafter as possible


                                   ----------
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
                                   ----------

================================================================================

                 PHOENIX HOME LIFE VARIABLE ACCUMULATION ACCOUNT
                                  REGISTRATION
                              STATEMENT ON FORM N-4

                              CROSS REFERENCE SHEET
                         SHOWING LOCATION IN PROSPECTUS
                     AND STATEMENT OF ADDITIONAL INFORMATION
                             AS REQUIRED BY FORM N-4

                          FORM N-4 ITEM                                              PROSPECTUS/SAI CAPTION
                          -------------                                              ----------------------
PART A INFORMATION REQUIRED IN A PROSPECTUS

 1.   Cover Page ..................................................        Cover Page
 2.   Definitions .................................................        Special Terms
 3.   Synopsis.....................................................        Summary of Expenses; Contract Summary
 4.   Condensed Financial Information .............................        Financial Highlights
 5.   General Description of Registrant, Depositor and
         Portfolio Companies.......................................        Phoenix and the Account; Investments of the Account;
                                                                           Voting Rights
 6.   Deductions and Expenses .....................................        Deductions and Charges; Sales of Immediate
                                                                           Fixed and Variable Annuity Contracts
 7.   General Description of Variable Annuity Contracts............        The Immediate Fixed and Variable Annuity; Purchase of
                                                                           Contracts; Miscellaneous Provisions
 8.   Annuity Period ..............................................        The Annuity Period
 9.   Death Benefits...............................................        Payment Upon Death
10.   Purchases and Contract Value ................................        Purchase of Contracts; Sales of
                                                                           Immediate Variable Annuity Contracts
11.   Redemptions..................................................        Surrender of Contracts; Partial Withdrawals; Free Look
                                                                           Period
12.   Taxes .......................................................        Federal Income Taxes
13.   Legal Proceedings............................................        Legal Matters
14.   Table of Contents of the Statement of Additional
         Information...............................................        SAI

PART B INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

15.   Cover Page ..................................................        Cover Page
16.   Table of Contents ...........................................        Table of Contents
17.   General Information and History .............................        Not Applicable
18.   Services.....................................................        Not Applicable
19.   Purchase of Securities Being Offered.........................        Appendix
20.   Underwriters ................................................        Underwriter
21.   Calculation of Performance Data..............................        Calculation of Yield and Return
22.   Annuity Payments.............................................        Calculation of Annuity Payments
23.   Financial Statements ........................................        Financial Statements

                                                             PHOENIX INCOME EDGE


                                                                       Issued by



                                                        PHOENIX HOME LIFE MUTUAL
                                                               INSURANCE COMPANY








IF YOU HAVE ANY QUESTIONS, PLEASE CONTACT:


[envelope]  PHOENIX VARIABLE PRODUCTS MAIL
            OPERATIONS
            PO Box 8027
            Boston, MA 02266-8027
[telephone] Tel. 800/541-0171






PROSPECTUS                        JANUARY 16, 2001



    This prospectus describes a single premium immediate fixed and variable annuity contract. The contract is designed to provide you with retirement income. The contract offers a variety of variable and fixed payment options.


    You may allocate your premium and contract value to one or more of the subaccounts of the Phoenix Home Life Variable Accumulation Account ("Account") and the Fixed Income Allocation ("FIA"). The assets of each subaccount will be used to purchase, at net asset value, shares of a series in the following designated funds. The portion of your premium allocated to the FIA will purchase fixed annuity payments.

THE PHOENIX EDGE SERIES FUND
----------------------------
[diamond] Phoenix-Aberdeen International Series
[diamond] Phoenix-Aberdeen New Asia Series
[diamond] Phoenix-Bankers Trust Dow 30 Series
[diamond] Phoenix-Bankers Trust Nasdaq 100-Index(R) Series [diamond] Phoenix-Duff & Phelps Real Estate Securities Series [diamond] Phoenix-Engemann Capital Growth Series
[diamond] Phoenix-Engemann Nifty Fifty Series
[diamond] Phoenix-Engemann Small & Mid-Cap Growth Series [diamond] Phoenix-Federated U.S. Government Bond Series [diamond] Phoenix-Goodwin Money Market Series
[diamond] Phoenix-Goodwin Multi-Sector Fixed Income Series [diamond] Phoenix-Hollister Value Equity Series
[diamond] Phoenix-J.P. Morgan Research Enhanced Index Series [diamond] Phoenix-Janus Equity Income Series
[diamond] Phoenix-Janus Flexible Income Series
[diamond] Phoenix-Janus Growth Series
[diamond] Phoenix-Morgan Stanley Focus Equity Series [diamond] Phoenix-Oakhurst Balanced Series
[diamond] Phoenix-Oakhurst Growth and Income Series
[diamond] Phoenix-Oakhurst Strategic Allocation Series [diamond] Phoenix-Sanford Bernstein Global Value Series [diamond] Phoenix-Sanford Bernstein Mid-Cap Value Series [diamond] Phoenix-Sanford Bernstein Small-Cap Value Series [diamond] Phoenix-Seneca Mid-Cap Growth Series
[diamond] Phoenix-Seneca Strategic Theme Series


THE ALGER AMERICAN FUND
-----------------------
[diamond] Alger American Leveraged AllCap Portfolio

DEUTSCHE ASSET MANAGEMENT VIT FUNDS
-----------------------------------
[diamond] EAFE(R) Equity Index Fund

FEDERATED INSURANCE SERIES
--------------------------
[diamond] Federated Fund for U.S. Government Securities II
[diamond] Federated High Income Bond Fund II

FIDELITY(R) VARIABLE INSURANCE PRODUCTS
---------------------------------------
[diamond] VIP Contrafund(R) Portfolio
[diamond] VIP Growth Opportunities Portfolio
[diamond] VIP Growth Portfolio

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
----------------------------------------------------
[diamond] Mutual Shares Securities Fund -- Class 2
[diamond] Templeton Asset Strategy Fund -- Class 2
[diamond] Templeton Developing Markets Securities Fund -- Class 2
[diamond] Templeton Growth Securities Fund -- Class 2
[diamond] Templeton International Securities Fund -- Class 2

THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
---------------------------------------
[diamond] Technology Portfolio

WANGER ADVISORS TRUST
---------------------
[diamond] Wanger Foreign Forty
[diamond] Wanger International Small Cap
[diamond] Wanger Twenty
[diamond] Wanger U.S. Small Cap


    It may not be in your best interest to purchase a contract to replace an existing annuity contract or life insurance policy. You must understand the basic features of the proposed contract and your existing coverage before you decide to replace your present coverage. You must also know if the replacement will result in any income tax liability.

This prospectus is valid only if accompanied or preceded by current prospectuses for the funds. The contract is not a deposit or obligation of, underwritten or guaranteed by, any financial institution, credit union or affiliate. It is not federally insured by the Federal Deposit Insurance Corporation ("FDIC") or any other state or federal agency. Contract investments are subject to risk, including the fluctuation of contract values and possible loss of principal.


    The Securities and Exchange Commission ("SEC") has not approved or disapproved these securities, nor passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.


    This prospectus provides important information that a prospective investor ought to know before investing. This prospectus is valid only if accompanied or preceded by current fund prospectuses. These prospectuses should be kept for future reference. A Statement of Additional Information ("SAI") has been filed with the SEC and is available free of charge by calling Variable Annuity Operations at 800/541-0171.

                                TABLE OF CONTENTS

Heading                                                        Page
--------------------------------------------------------------------------------


SPECIAL TERMS............................................        4
SUMMARY OF EXPENSES......................................        5
CONTRACT SUMMARY.........................................       10
FINANCIAL HIGHLIGHTS.....................................       11
PERFORMANCE HISTORY......................................       11
THE IMMEDIATE FIXED AND VARIABLE ANNUITY.................       11
PHOENIX AND THE ACCOUNT .................................       11
INVESTMENTS OF THE ACCOUNT...............................       11
    The Phoenix Edge Series Fund.........................       11
    The Alger American Fund..............................       13
    Deutsche Asset Management VIT Funds..................       13
    Federated Insurance Series...........................       13
    Fidelity Variable Insurance Products.................       13
    Franklin Templeton Variable Insurance
     Products Trust .....................................       13
    The Universal Institutional Funds, Inc...............       14
    Wanger Advisors Trust................................       14
    Investment Advisors..................................       14
    Services of the Advisors.............................       15
FIA......................................................       15
PURCHASE OF CONTRACTS....................................       16
    Payment Upon Death Before the Annuity Date...........       16
ADDITIONAL RIDER BENEFITS................................       16
      Guaranteed Minimum Payment Rider...................       16
OPTIONAL PROGRAMS AND BENEFITS                                  16
      Transfers..........................................       16
DEDUCTIONS AND CHARGES...................................       16
    Deductions from the Separate Account.................       16
      Tax................................................       16
      Surrender Charges..................................       16
      Risk and Administrative Fee........................       16
      Payment Charge.....................................       16
    Reduced Charges or Credit Additional Amounts.........       16
    Other Charges........................................       17
THE ANNUITY PERIOD.......................................       17
    PAYMENT OPTIONS .....................................       17
      Option A--Single Life Annuity......................       17
      Option B--Single Life Annuity with Period Certain.        17
      Option C--Joint Survivor Life Annuity .............       17
      Option D--Joint Survivor Life Annuity with
         Period Certain..................................       17
      Option E--Annuity for a Specified Period...........       17
      Option F--Life Expectancy Annuity .................       17
      Option G--Unit Refund Life Annuity.................       17
      Other Options and Rates............................       18
      Other Conditions...................................       18
    Payment Upon Death After the Annuity Date............       18
    Surrender of Contract: Withdrawals...................       19
LAPSE OF CONTRACT........................................       20
VARIABLE ACCOUNT VALUATION PROCEDURES....................       20
MISCELLANEOUS PROVISIONS.................................       20
    Assignment...........................................       20
    Deferment of Payment ................................       20
    Free Look Period.....................................       20
    Amendments to Contracts..............................       21
    Substitution of Fund Shares..........................       21
    Ownership of the Contract............................       21
FEDERAL INCOME TAXES.....................................       21
    Introduction.........................................       21
    Income Tax Status....................................       21
    Taxation of Annuities in General--Non-                      21
    Qualified Plans......................................
      Surrenders or Withdrawals..........................       21
      Penalty Tax on Certain Surrenders and Withdrawals..       22
    Additional Considerations............................       22
    Diversification Standards ...........................       22
    Individual Retirement Annuity........................       23
      IRAs...............................................       23
      Penalty Tax on Certain Surrenders and
       Withdrawals from IRAs.............................       23
      Seek Tax Advice....................................       24
SALES OF CONTRACTS.......................................       24
STATE REGULATION.........................................       24
REPORTS..................................................       24
VOTING RIGHTS............................................       24
LEGAL MATTERS............................................       25
SAI......................................................       25
APPENDIX A--PERFORMANCE HISTORY..........................       26
APPENDIX B--DEDUCTIONS FOR PREMIUM TAXES.................       28
APPENDIX C--ILLUSTRATION OF VALUES.......................       29

SPECIAL TERMS
--------------------------------------------------------------------------------
    The following is a list of terms and their meanings when used in this prospectus.


ACCOUNT: Phoenix Home Life Variable Accumulation Account.

ACCUMULATION UNIT: A standard of measurement for the Phoenix-Goodwin Money Market Subaccount used to determine the value of a contract prior to the annuity date during the free look period.

ACCUMULATION UNIT VALUE: The value of one accumulation unit was set to 1.0000 on the date assets were first allocated to the Phoenix-Goodwin Money Market Subaccount. The value of one accumulation unit on any subsequent valuation date is determined by multiplying the immediately preceding accumulation unit value by the applicable net investment factor for the valuation period ending on such valuation date.

ANNUITANT: The primary person whose life is used as the measuring life under the contract. Also, see Joint Annuitant.


ANNUITY DATE: The date we calculate and make the first annuity payment.

ANNUITY PAYMENT: The amount we pay on each payment calculation date. It is the sum of the fixed annuity payment and the variable annuity payment.

ANNUITY UNIT: A standard of measurement used in determining the amount of each variable annuity payment.

ASSUMED INTEREST RATE: The rate used to determine the variable annuity payment.

COMMUTED VALUE: The present value of any remaining guaranteed annuity payments. This amount is calculated using the assumed interest rate for variable annuity payments or the underlying interest rate for fixed annuity payments.

CONTRACT: The single premium immediate fixed and variable annuity contract described in this prospectus.

CONTRACT OWNER (OWNER, YOU, YOUR): Usually the person or entity to whom we issue the contract. The contract owner has the sole right to exercise all rights and privileges under the contract as provided in the contract. The owner may be the annuitant, an employer, a trust or any other individual or entity specified in the contract application. However, under contracts used with certain tax-qualified plans, the owner must be the annuitant. A husband and wife may be designated as joint owners, and if such a joint owner dies, the other joint owner becomes the sole owner of the contract. If no owner is named in the application, the annuitant will be the owner.


CONTRACT VALUE: The sum of the total value of the subaccounts and the FIA on any valuation date.

FIA: The Fixed Income Allocation is an investment option within our general account.


FIXED ANNUITY PAYMENT: A benefit providing periodic payments of a fixed dollar amount throughout the annuity period. This benefit does not vary with or reflect the investment performance of any subaccount.


FUNDS: The Phoenix Edge Series Fund, The Alger American Fund, Deutsche Asset Management VIT Funds, Federated Insurance Series, Franklin Templeton Variable Insurance Products Trust, Fidelity(R) Variable Insurance Products, The Universal Institutional Funds, Inc. and Wanger Advisors Trust.


JOINT ANNUITANT: A person other than the annuitant on whose life annuity payments may also be based.


ISSUE DATE: The date that the initial premium is invested under a contract.


NET ASSET VALUE: Net asset value of a series' shares is computed by dividing the value of the net assets of the series by the total number of series outstanding shares.

NET PREMIUM: The premium less any applicable tax.

PAYEE: The person you designate to receive annuity payments.

PAYMENT CALCULATION DATE: The date we calculate annuity payments. The first payment calculation date is the annuity date. After the first payment calculation date, we will calculate payments on the same date each month. We use the previous valuation date if such date is not a valuation date.

PAYMENT OPTION: The provisions under which we make a series of annuity payments to the annuitant or other payee, such as a single life annuity. See "Payment Options."

PAYMENT UPON DEATH: The obligation of Phoenix under a contract to make a payment on the death of annuitant.

PHOENIX (OUR, US, WE, COMPANY): Phoenix Home Life Mutual Insurance Company.


PREMIUM: The amount you pay when you purchase a contract. Generally, we require a minimum premium of $35,000.


SERIES: A separate investment portfolio of a fund.

SURRENDER VALUE: The commuted value less any applicable surrender charge.

VAO: Variable Annuity Operations.

VALUATION DATE: A valuation date is every day the New York Stock Exchange ("NYSE") is open for trading.

VARIABLE ANNUITY PAYMENT: An annuity providing payments that vary in amount, according to the investment experience of the selected subaccounts.

VPMO: The Variable Products Mail Operations division of Phoenix that receives and processes incoming mail for VAO.

                               SUMMARY OF EXPENSES

CONTRACT OWNER TRANSACTION EXPENSES                                                        ALL SUBACCOUNTS


Surrender Charges(1) (as a percentage of amount withdrawn):
    Age of Premium in Complete Years 0-1............................................               7%
    Age of Premium in Complete Years 1-2............................................               6%
    Age of Premium in Complete Years 2-3............................................               5%
    Age of Premium in Complete Years 3-4............................................               4%
    Age of Premium in Complete Years 4-5............................................               3%
    Age of Premium in Complete Years 5-6............................................               2%
    Age of Premium in Complete Years 6-7............................................               1%
    Age of Premium in Complete Years 7 and thereafter ..............................              None

Subaccount Transfer Charge(2).......................................................              None


ANNUAL PAYMENT CHARGE

    Maximum.........................................................................               $24



ANNUAL SEPARATE ACCOUNT EXPENSES (as a percentage of average account value)


    Maximum Risk and Administrative Fee.............................................              1.40%
    Maximum Guaranteed Minimum Payment Rider Risk and Administrative Fee............              1.00%



----------


(1) A surrender charge is taken from the proceeds when a contract is surrendered or when an amount is withdrawn if the premium has not been held under the contract for a certain period of time. See "Deductions and Charges--Surrender Charges."

(2) Currently, there is no transfer charge; however, we reserve the right to charge a fee of up to $20 per transfer after the first 10 transfers each contract year.

FUND ANNUAL EXPENSES (AS A PERCENTAGE OF FUND AVERAGE NET ASSETS)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                            Other Expenses   Total Expenses
                                             Management       Rule 12b-1       Before            Before           Total Expenses
                 Series                         Fees             Fees      Reimbursement(1)   Reimbursement   After Reimbursement(2)
------------------------------------------------------------------------------------------------------------------------------------
   THE PHOENIX EDGE SERIES FUND
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Aberdeen International                  .75%              N/A            .26%             1.01%               1.01%
Phoenix-Aberdeen New Asia                      1.00%              N/A           1.39%             2.39%               1.25%
Phoenix-Bankers Trust Dow 30                    .35%              N/A           1.40%(3)          1.75%(3)             .50%
Phoenix-Bankers Trust Nasdaq-100 Index(R)       .35%              N/A            .45%              .80%                .50%
Phoenix-Duff & Phelps Real Estate Securities    .75%              N/A            .56%             1.31%               1.00%
Phoenix-Engemann Capital Growth                 .62%              N/A            .06%              .68%                .68%
Phoenix-Engemann Nifty Fifty                    .90%              N/A            .53%             1.43%               1.05%
Phoenix-Engemann Small & Mid-Cap Growth         .90%              N/A            .70%             1.60%               1.15%
Phoenix-Federated U.S. Government Bond          .60%              N/A           1.70%(3)          2.30%(3)             .75%
Phoenix-Goodwin Money Market                    .40%              N/A            .17%              .57%                .55%
Phoenix-Goodwin Multi-Sector Fixed Income       .50%              N/A            .21%              .71%                .65%
Phoenix-Hollister Value Equity                  .70%              N/A           1.33%             2.03%                .85%
Phoenix-J.P. Morgan Research Enhanced Index     .45%              N/A            .30%              .75%                .55%
Phoenix-Janus Equity Income                     .85%              N/A           1.40%(3)          2.25%(3)            1.00%
Phoenix-Janus Flexible Income                   .80%              N/A           1.65%(3)          2.45%(3)             .95%
Phoenix-Janus Growth                            .85%              N/A           1.05%(3)          1.90%(3)            1.00%
Phoenix-Morgan Stanley Focus Equity             .85%              N/A           1.30%(3)          2.15%(3)            1.00%
Phoenix-Oakhurst Balanced                       .54%              N/A            .16%              .70%                .70%
Phoenix-Oakhurst Growth and Income              .70%              N/A            .31%             1.01%                .85%
Phoenix-Oakhurst Strategic Allocation           .58%              N/A            .12%              .70%                .70%
Phoenix-Sanford Bernstein Global Value          .90%              N/A            .85%(3)          1.75%(3)            1.05%
Phoenix-Sanford Bernstein Mid-Cap Value        1.05%              N/A           1.53%             2.58%               1.20%
Phoenix-Sanford Bernstein Small-Cap Value      1.05%              N/A            .85%(3)          1.90%(3)            1.20%
Phoenix-Seneca Mid-Cap Growth                   .80%              N/A           1.24%             2.04%               1.05%
Phoenix-Seneca Strategic Theme                  .75%              N/A            .22%              .97%                .97%
------------------------------------------------------------------------------------------------------------------------------------

(1) Each series pays a portion or all of its expenses other than the management fee. The Phoenix-J.P. Morgan Research Enhanced Index Series will pay up to .10%; the Phoenix-Engemann Capital Growth, Phoenix-Goodwin Multi-Sector Fixed Income, Phoenix-Oakhurst Strategic Allocation, Phoenix-Goodwin Money Market, Phoenix-Oakhurst Balanced, Phoenix-Engemann Nifty Fifty, Phoenix-Oakhurst Growth and Income, Phoenix-Hollister Value Equity, Phoenix-Sanford Bernstein Mid-Cap Value, Phoenix-Bankers Trust Dow 30, Phoenix-Federated U.S. Government, Phoenix-Janus Equity Income, Phoenix-Janus Flexible Income, Phoenix-Janus Growth, Phoenix-Morgan Stanley Focus Equity, Phoenix-Sanford Bernstein Global Value and Phoenix-Sanford Bernstein Small-Cap Value Series will pay up to .15%; the Phoenix-Duff & Phelps Real Estate Securities, Phoenix-Seneca Strategic Theme, Phoenix-Aberdeen New Asia, and Phoenix-Seneca Mid-Cap Growth Series will pay up to .25%; and the Phoenix-Aberdeen International Series will pay up to .40%.
(2) Reflects the effect of any management fee waivers and reimbursement of expenses by the investment advisor.
(3) These figures are estimates; these series have been available for less than 12 months as of the date of this prospectus.

FUND ANNUAL EXPENSES (AS A PERCENTAGE OF FUND AVERAGE NET ASSETS)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                                                                            Other Expenses   Total Expenses
                                             Management       Rule 12b-1       Before            Before           Total Expenses
                 Series                         Fees             Fees       Reimbursement     Reimbursement   After Reimbursement(2)
------------------------------------------------------------------------------------------------------------------------------------

THE ALGER AMERICAN FUND
------------------------------------------------------------------------------------------------------------------------------------
Alger American Leveraged AllCap Portfolio       .85%             N/A            .08%(4,7)         .93%(4)              .93%

DEUTSCHE ASSET MANAGEMENT VIT FUNDS
------------------------------------------------------------------------------------------------------------------------------------
EAFE(R) Equity Index Fund                       .45%             N/A            .69%             1.15%                 .65%

FEDERATED INSURANCE SERIES
------------------------------------------------------------------------------------------------------------------------------------
Federated Fund for U.S. Government
   Securities II                                .60%             N/A            .24%              .84%                 .84%
Federated High Income Bond Fund II              .60%             N/A            .19%              .79%                 .79%

FIDELITY(R) VARIABLE INSURANCE PRODUCTS
------------------------------------------------------------------------------------------------------------------------------------
VIP Contrafund(R) Portfolio(8)                  .58%             N/A            .10%(4)           .78%(4)              .75%(10)
VIP Growth Opportunities Portfolio(9)           .58%             N/A            .11%(4)           .79%(4)              .78%(10)
VIP Growth Portfolio(9)                         .58%             N/A            .09%(4)           .77%(4)              .75%(10)

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
------------------------------------------------------------------------------------------------------------------------------------
Mutual Shares Securities Fund--Class 2(6)       .60%            .25%(3)         .19%             1.04%                1.04%
Templeton Asset Strategy Fund--Class 2(5,6)     .60%            .25%(3)         .18%             1.03%                1.03%
Templeton Developing Markets Securities
   Fund--Class 2(5,6)                          1.25%            .25%(3)         .31%             1.81%                1.81%
Templeton Growth Securities Fund--Class 2(6)    .83%            .25%(3)         .05%             1.13%                1.13%
Templeton International Securities
   Fund--Class 2(5,6)                           .69%            .25%(3)         .19%             1.13%                1.13%

THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
------------------------------------------------------------------------------------------------------------------------------------
Technology Portfolio                            .80%             N/A           1.85%(4)          2.65%(4)             1.15%

WANGER ADVISORS TRUST
------------------------------------------------------------------------------------------------------------------------------------
Wanger Foreign Forty                           1.00%             N/A           2.45%(1)          3.45%                1.45%
Wanger International Small Cap                 1.25%             N/A            .24%(1)          1.49%                1.49%
Wanger Twenty                                   .95%             N/A           1.17%(1)          2.12%                1.35%
Wanger U.S. Small Cap                           .95%             N/A            .07%(1)          1.02%                1.02%

(1) Each series pays a portion or all of its expenses other than the management fee. The Wanger Foreign Forty will pay up to .45%, the Wanger U.S. Small Cap Series will pay up to .50%, the Wanger International Small Cap Series will pay up to .60% and the Wanger Twenty Series will pay up to .40%.
(2) Reflects the effect of any management fee waivers and reimbursement of expenses by the investment advisor.
(3) The fund's Class 2 distribution plan or "Rule 12b-1 Plan" is described in the fund's prospectus.
(4) These figures are estimates; these series have been available for less than 12 months as of the date of this prospectus.
(5) On 2/8/00, shareholders approved a merger and reorganization that combined the fund with a similar fund of the Franklin Templeton Variable Insurance Products Trust, effective 5/1/00.
(6) The table shows total expenses based on the new fees and assets as of 12/31/99 and not the assets of the combined funds. The following table estimates what the total expenses would be based on the assets of the combined funds as of 5/1/00:

------------------------------------------------------------------------------------------------------------------------------------
       ESTIMATED ANNUAL EXPENSES FROM 5/1/00          MANAGEMENT FEES     RULE 12b-1    OTHER EXPENSES     TOTAL OPERATING
                                                                              FEES                             EXPENSES
------------------------------------------------------------------------------------------------------------------------------------
Mutual Shares Securities Fund - Class 2                     .60%              .25%           .19%            1.04%
------------------------------------------------------------------------------------------------------------------------------------
Templeton Asset Strategy Fund - Class 2                     .60%              .25%           .14%             .99%
------------------------------------------------------------------------------------------------------------------------------------
Templeton Developing Markets Securities Fund - Class 2     1.25%              .25%           .29%            1.79%
------------------------------------------------------------------------------------------------------------------------------------
Templeton Growth Securities Fund - Class 2                  .80%              .25%           .05%            1.10%
------------------------------------------------------------------------------------------------------------------------------------
Templeton International Securities Fund - Class 2           .65%              .25%           .20%            1.10%
------------------------------------------------------------------------------------------------------------------------------------

(7)  Included in "Other Expenses" is .01% of interest expense.
(8) Effective November 3, 1997, the advisor has voluntarily agreed to reimburse the fund to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions, and extraordinary expenses), as a percentage of its average net assets, exceed 1.10%. This arrangement can be discontinued at any time.
(9) Effective November 3, 1997, the advisor has voluntarily agreed to reimburse the fund to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions, and extraordinary expenses), as a percentage of its average net assets, exceed 1.60%. This arrangement can be discontinued at any time.
(10) A portion of the brokerage commissions that the fund pays is used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce custodian expenses.

EXAMPLES

--------------------------------------------------------------------------------
It is impossible to show you what expenses you would incur if you purchased a contract because there are so many different factors that affect expenses. However, the following three tables are meant to help demonstrate how certain decisions or choices by you could result in different levels of expense.

If you surrender your contract at the end of one of these time periods, you would pay the following expenses on a $1,000 investment. We have assumed a constant 5% annual return on the invested assets for all of the series.
--------------------------------------------------------------------------------


                                                                       1 YEAR         3 YEARS         5 YEARS         10 YEARS
Phoenix-Aberdeen International Series                                   $105            $157            $211            $376
Phoenix-Aberdeen New Asia Series                                        $119            $196            $274            $490
Phoenix-Bankers Trust Dow 30 Series                                     $114            $184             N/A             N/A
Phoenix-Bankers Trust Nasdaq 100-Inde(R) Series                         $103            $151             N/A             N/A
Phoenix-Duff & Phelps Real Estate Securities Series                     $108            $166            $225            $402
Phoenix-Engemann Capital Growth Series                                  $102            $147            $195            $346
Phoenix-Engemann Nifty Fifty Series                                     $109            $169            $231            $413
Phoenix-Engemann Small & Mid-Cap Growth Series                          $111            $174             N/A             N/A
Phoenix-Federated U.S. Government Bond Series                           $125            $215             N/A             N/A
Phoenix-Goodwin Money Market Series                                     $101            $144            $190            $336
Phoenix-Goodwin Multi-Sector Fixed Income Series                        $102            $148            $197            $349
Phoenix-Hollister Value Equity Series                                   $115            $186            $258            $462
Phoenix-J.P. Morgan Research Enhanced Index Series                      $103            $149            $199            $353
Phoenix-Janus Equity Income Series                                      $130            $228             N/A             N/A
Phoenix-Janus Flexible Income Series                                    $124            $213             N/A             N/A
Phoenix-Janus Growth Series                                             $114            $182             N/A             N/A
Phoenix-Morgan Stanley Focus Equity Series                              $126            $218             N/A             N/A
Phoenix-Oakhurst Balanced Series                                        $102            $148            $196            $348
Phoenix-Oakhurst Growth and Income Series                               $105            $157            $211            $376
Phoenix-Oakhurst Strategic Allocation Series                            $102            $148            $196            $348
Phoenix-Sanford Bernstein Global Value Series                           $112            $178             N/A             N/A
Phoenix-Sanford Bernstein Mid-Cap Value Series                          $121            $202            $282            $504
Phoenix-Sanford Bernstein Small-Cap Value Series                        $114            $182             N/A             N/A
Phoenix-Seneca Mid-Cap Growth Series                                    $115            $186            $259            $463
Phoenix-Seneca Strategic Theme Series                                   $105            $156            $209            $373
Alger American Leveraged AllCap                                         $104            $155             N/A             N/A
EAFE(R) Equity Index Fund                                               $106            $161             N/A             N/A
Federated Fund for U.S. Government Securities II                        $103            $152             N/A             N/A
Federated High Income Bond Fund II                                      $103            $151             N/A             N/A
VIP Contrafund(R) Portfolio                                             $103            $150             N/A             N/A
VIP Growth Opportunities Portfolio                                      $103            $151             N/A             N/A
VIP Growth Portfolio                                                    $103            $150             N/A             N/A
Mutual Shares Securities Fund-Class 2                                   $105            $158            $212            $379
Templeton Asset Strategy Fund-Class 2                                   $105            $158            $212            $378
Templeton Developing Markets Securities Fund-Class 2                    $113            $180            $248            $444
Templeton Growth Securities Fund-Class 2                                $106            $160            $217            $387
Templeton International Securities Fund-Class 2                         $106            $160            $217            $387
Technology Portfolio                                                    $121            $203             N/A             N/A
Wanger Foreign Forty                                                    $129            $225            $319            $566
Wanger International Small Cap                                          $110            $171            $233            $418
Wanger Twenty                                                           $116            $189            $262            $469
Wanger U.S. Small Cap                                                   $105            $157            $211            $377
------------------------------------------------------------------------------------------------------------------------------------

If you do not surrender your contract, after each of these time periods you will have paid the following expenses on a $1,000 investment. We have assumed a constant 5% annual return on the invested assets for all of the series.
--------------------------------------------------------------------------------

                                                                       1 YEAR         3 YEARS         5 YEARS         10 YEARS
Phoenix-Aberdeen International Series                                    $35            $107            $181            $376
Phoenix-Aberdeen New Asia Series                                         $49            $146            $244            $490
Phoenix-Bankers Trust Dow 30 Series                                      $44            $134             N/A             N/A
Phoenix-Bankers Trust Nasdaq 100-Index(R) Series                         $33            $101             N/A             N/A
Phoenix-Duff & Phelps Real Estate Securities Series                      $38            $116            $195            $402
Phoenix-Engemann Capital Growth Series                                   $32             $97            $165            $346
Phoenix-Engemann Nifty Fifty Series                                      $39            $119            $201            $413
Phoenix-Engemann Small & Mid-Cap Growth Series                           $41            $124             N/A             N/A
Phoenix-Federated U.S. Government Bond Series                            $55            $165             N/A             N/A
Phoenix-Goodwin Money Market Series                                      $31             $94            $160            $336
Phoenix-Goodwin Multi-Sector Fixed Income Series                         $32             $98            $167            $349
Phoenix-Hollister Value Equity Series                                    $45            $136            $228            $462
Phoenix-J.P. Morgan Research Enhanced Index Series                       $33             $99            $169            $353
Phoenix-Janus Equity Income Series                                       $60            $178             N/A             N/A
Phoenix-Janus Flexible Income Series                                     $54            $163             N/A             N/A
Phoenix-Janus Growth Series                                              $44            $132             N/A             N/A
Phoenix-Morgan Stanley Focus Equity Series                               $56            $168             N/A             N/A
Phoenix-Oakhurst Balanced Series                                         $32             $98            $166            $348
Phoenix-Oakhurst Growth and Income Series                                $35            $107            $181            $376
Phoenix-Oakhurst Strategic Allocation Series                             $32             $98            $166            $348
Phoenix-Sanford Bernstein Global Value Series                            $42            $128             N/A             N/A
Phoenix-Sanford Bernstein Mid-Cap Value Series                           $51            $152            $252            $504
Phoenix-Sanford Bernstein Small-Cap Value Series                         $44            $132             N/A             N/A
Phoenix-Seneca Mid-Cap Growth Series                                     $45            $136            $229            $463
Phoenix-Seneca Strategic Theme Series                                    $35            $106            $179            $373
Alger American Leveraged AllCap                                          $34            $105             N/A             N/A
EAFE(R) Equity Index Fund                                                $36            $111             N/A             N/A
Federated Fund for U.S. Government Securities II                         $33            $102             N/A             N/A
Federated High Income Bond Fund II                                       $33            $101             N/A             N/A
VIP Contrafund(R) Portfolio                                              $33            $100             N/A             N/A
VIP Growth Opportunities Portfolio                                       $33            $101             N/A             N/A
VIP Growth Portfolio                                                     $33            $100             N/A             N/A
Mutual Shares Securities Fund-Class 2                                    $35            $108            $182            $379
Templeton Asset Strategy Fund-Class 2                                    $35            $108            $182            $378
Templeton Developing Markets Securities Fund-Class 2                     $43            $130            $218            $444
Templeton Growth Securities Fund-Class 2                                 $36            $110            $187            $387
Templeton International Securities Fund-Class 2                          $36            $110            $187            $387
Technology Portfolio                                                     $51            $153             N/A             N/A
Wanger Foreign Forty                                                     $59            $175            $289            $566
Wanger International Small Cap                                           $40            $121            $203            $418
Wanger Twenty                                                            $46            $139            $232            $469
Wanger U.S. Small Cap                                                    $35            $107            $181            $377
-----------------------------------------------------------------------------------------------------------------------------------


The purpose of the tables above is to assist you in understanding the various costs and expenses that your contract will bear directly or indirectly. It is based on historical fund expenses, as a percentage of net assets for the year ended December 31, 1999, except as indicated. The tables reflect Account expenses including the fee for the Guaranteed Minimum Payment Rider, as well as the funds. See "Deductions and Charges" in this prospectus and the fund prospectuses.


Taxes, which are not reflected in the table above, may apply. We will charge any premium or other taxes levied by any governmental entity with respect to your contract against the contract values based on a percentage of the premium. Certain states currently impose premium taxes on the contracts ranging from 0% to 3.5% of the premium. See "Deductions and Charges--Tax" and Appendix B.

The examples should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown. See "Deductions and Charges."

CONTRACT SUMMARY
--------------------------------------------------------------------------------
    This summary describes the general provisions of the contract.

    Certain provisions of the contract described in this prospectus may differ in a particular state because of specific state requirements.

    If there is ever a difference between the provisions described within this prospectus and the provisions of the contract, the contract provisions will prevail.

OVERVIEW
    The contract is designed to provide regular income payments from an annuity contract. It offers a combination of variable and fixed payments. If variable annuity payments are elected, second and subsequent payments will vary based upon the performance of the underlying funds.

INVESTMENT FEATURES
MINIMUM CONTRIBUTION
[diamond] Generally, the minimum premium is $35,000.

ALLOCATION OF PREMIUM AND CONTRACT VALUE
[diamond] You may choose where your premium is invested: in one or more of the subaccounts or in the FIA.

[diamond] Transfers between the subaccounts and to the FIA can be made.

[diamond] If all or part of the premium is invested in one or more of the subaccounts, the contract value will vary with the investment performance of the subaccounts and is not guaranteed.

WITHDRAWALS
[diamond] You may make withdrawals under payment options B, D, E and F or fully surrender the contract for its surrender value less any applicable tax under payment options E and F. No withdrawals may be made under any other payment options. Please refer to "Deductions and Charges--Surrender Charges" for a complete description.

DEATH BENEFIT
[diamond] The death benefit is calculated differently under each payment option and the amount varies based on the option selected.

DEDUCTIONS AND CHARGES

FROM THE PREMIUM
[diamond] Taxes--currently ranges 0% to 3.5% (varies by state).

FROM THE CONTRACT VALUE

[diamond] A deduction for surrender charges may occur when you surrender your contract or request a withdrawal if the assets have not been held under the contract for a specified period of time.

[diamond] No surrender charges are taken upon the death of the annuitant.

[diamond] A declining surrender charge is assessed on withdrawals based on the date the premium is deposited:

 --------------------------------------------------------------
 Percent               7%  6%   5%  4%   3%  2%   1%  0%
 --------------------------------------------------------------
 Age of Premium in     0    1   2    3   4    5   6   7+
 Complete Years
 --------------------------------------------------------------
    o The total surrender charges on a contract will never exceed 9% of the premium.

[diamond] Payment Charge--maximum of $24 each year.

FROM THE ACCOUNT
[diamond] Risk and administrative fee-- varies based on the election of the Guaranteed Minimum Payment Rider. See "Deductions and Charges - Risk and Administrative Fee"

OTHER CHARGES OR DEDUCTIONS
    See "Deductions and Charges" for a detailed description of contract charges.

    In addition, certain charges are deducted from the assets of the funds for investment management services. See the prospectuses for the funds for more information.

ADDITIONAL INFORMATION
FREE LOOK PERIOD
    You have the right to review the contract. If you are not satisfied you may return it within 20 days after you receive it and cancel the contract. You will receive the contract value in cash. However, if applicable state law requires, we will return the premium paid less any withdrawals made during the free look period. See "Free Look Period" for a detailed discussion.

MINIMUM PAYMENT
    If on any valuation date the annuity payment due is less than $20, we may make such settlement as is equitable to the payee.

LAPSE
    If on any valuation date the contract value is zero, the contract will immediately terminate and lapse without value.

FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------
    The subaccounts of this contract commenced operations as of the date of this prospectus; therefore, data is not yet available.


PERFORMANCE HISTORY
--------------------------------------------------------------------------------
    We may include the performance history of the subaccounts in advertisements, sales literature or reports. Performance information about each subaccount is based on past performance only and is not an indication of future performance. See Appendix A for more information.


THE IMMEDIATE VARIABLE AND FIXED ANNUITY
--------------------------------------------------------------------------------

    The immediate variable and fixed annuity contract is issued by Phoenix. If variable annuity payments are elected, the amounts held under a contract will be invested in the Account and variable annuity payments will vary in accordance with the investment experience of the investment options selected. It is the owner and annuitant under a contract who bear the risk of investment gain or loss rather than Phoenix. However, amounts may be allocated to the FIA, in which case Phoenix will guarantee specified fixed annuity payments.

    You control the investment objective of the contract on an ongoing basis by reallocating the contract value among the subaccounts or from the subaccounts to the FIA.

PHOENIX AND THE ACCOUNT
--------------------------------------------------------------------------------

    Phoenix is a mutual life insurance company originally chartered in Connecticut in 1851 and redomiciled to New York in 1992. Our Executive Office is located at One American Row, Hartford, Connecticut and our main administrative office is located at 100 Bright Meadow Boulevard, Enfield, Connecticut. The principal office is located at 10 Krey Boulevard, East Greenbush, New York. We sell insurance policies and annuity contracts through our own field force of full-time agents and through brokers.


    On December 18, 2000, Phoenix's Board of Directors adopted a plan for conversion from a mutual to a publicly traded stock company. The plan is subject to the approval of the New York Insurance Department as well as other regulators and must be submitted to policyholders for approval. The plan will go into effect only if all these requirements have been met. There is no assurance that the plan will be approved, and if approved, there is no guarantee as to the amount or nature of consideration to eligible policyholders.


On June 21, 1982, we established the Account, a separate account created under the insurance laws of Connecticut. The Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and it meets the definition of a "separate account" under the 1940 Act. Registration under the 1940 Act does not involve supervision of the management or investment practices or policies of the Account or Phoenix.

    On July 1, 1992, the Account's domicile was transferred to New York. Under New York law and the Contracts, all income, gains or losses of the Account must be credited to or charged against the amounts placed in the Account without regard to the other income, gains and losses of Phoenix. The assets of the Account may not be used to pay liabilities arising out of any other business that Phoenix may conduct. Obligations under the Contracts are obligations of Phoenix.


    Contributions to the FIA are not invested in the Account; rather, they become part of the general account of Phoenix (the "General Account"). The General Account supports all insurance and annuity obligations of Phoenix and is made up of all of its general assets other than those allocated to any separate account such as the Account. For more complete information concerning the FIA, see the "FIA" section of this prospectus.


INVESTMENTS OF THE ACCOUNT
--------------------------------------------------------------------------------
PARTICIPATING INVESTMENT FUNDS
THE PHOENIX EDGE SERIES FUND
    The following subaccounts invest in corresponding series of The Phoenix Edge Series Fund:


    PHOENIX-ABERDEEN INTERNATIONAL SERIES: the investment objective of the series is to seek a high total return consistent with reasonable risk. The series invests primarily in an internationally diversified portfolio of equity securities. It intends to reduce its risk by engaging in hedging transactions involving options, futures contracts and foreign currency transactions. The series provides a means for investors to invest a portion of their assets outside the United States.


    PHOENIX-ABERDEEN NEW ASIA SERIES: the series seeks long-term capital appreciation. The series invests primarily in a diversified portfolio of equity securities of issuers organized and principally operating in Asia, excluding Japan.


    PHOENIX-BANKERS TRUST DOW 30 SERIES: the series seeks to track the total return of the Dow Jones Industrial Average(SM) before fund expenses.

    PHOENIX-BANKERS TRUST NASDAQ-100 INDEX(R) SERIES: this non-diversified series seeks to track the total return of the Nasdaq-100 Index(R) ("Index") before fund expenses. The series is "passively" managed (it invests in the same companies in the same proportions as the Index). The series may invest in equity equivalents in an attempt to improve cash flow and reduce transaction costs, while replicating investments in the Index.

    PHOENIX-DUFF & PHELPS REAL ESTATE SECURITIES SERIES: the investment objective of the series is to seek capital appreciation and income with approximately equal emphasis. Under normal circumstances, it invests in marketable securities of publicly traded real estate investment trusts (REITs) and companies that operate, develop, manage and/or invest in real estate located primarily in the United States.


    PHOENIX-ENGEMANN CAPITAL GROWTH SERIES: the investment objective of the series is to achieve intermediate and long-term growth of capital, with income as a secondary consideration. The series invests principally in common stocks of corporations believed by management to offer growth potential.


    PHOENIX-ENGEMANN NIFTY FIFTY SERIES: the investment objective of the series is to seek long-term capital appreciation by investing in approximately 50 different securities that offer the best potential for long-term growth of capital. At least 75% of the series' assets will be invested in common stocks of high quality growth companies. The remaining portion will be invested in common stocks of small corporations with rapidly growing earnings per share or common stocks believed to be undervalued.

    PHOENIX-ENGEMANN SMALL & MID-CAP GROWTH SERIES: the series seeks to achieve its objective of long-term growth of capital by normally investing at least 65% of assets in equities of "small-cap" and "mid-cap" companies (market capitalization under $1.5 billion). Expected emphasis will be on investments in common stocks of U.S. corporations that have rapidly growing earnings per share. Stocks are generally sold when characteristics such as growth rate, competitive advantage, or price, render the stock unattractive. The advisor may change the asset allocation or temporarily take up a defensive investment strategy depending on market conditions.

    PHOENIX-FEDERATED U.S. GOVERNMENT BOND SERIES: seeks to maximize total return by investing primarily in debt obligations of the U.S. Government, its agencies and instrumentalities.


    PHOENIX-GOODWIN MONEY MARKET SERIES: the investment objective of the series is to provide maximum current income consistent with capital preservation and liquidity. The series invests exclusively in high quality money market instruments.

    PHOENIX-GOODWIN MULTI-SECTOR FIXED INCOME SERIES: seeks long-term total return. It invests in a diversified portfolio of high yield and high quality fixed income securities.

    PHOENIX-HOLLISTER VALUE EQUITY SERIES: has a primary investment objective of the series is long-term capital appreciation and a secondary investment objective of current income. The series invests in a diversified portfolio of common stocks that meet certain quantitative standards that indicate above average financial soundness and intrinsic value relative to price.


    PHOENIX-J.P. MORGAN RESEARCH ENHANCED INDEX SERIES: the investment objective of the series is to seek high total return by investing in a broadly diversified portfolio of equity securities of large and medium capitalization companies within market sectors reflected in the S&P 500. The series invests in a portfolio of undervalued common stocks and other equity securities which appear to offer growth potential and an overall volatility of return similar to that of the S&P 500.

    PHOENIX-JANUS EQUITY INCOME SERIES: the investment objective of the series is to seek current income and long-term growth of capital.

    PHOENIX-JANUS FLEXIBLE INCOME SERIES: the investment objective of the series is to seek to obtain maximum total return, consistent with preservation of capital.

    PHOENIX-JANUS GROWTH SERIES: the investment objective of the series is to seek long-term growth of capital, in a manner consistent with the preservation of capital.

    PHOENIX-MORGAN STANLEY FOCUS EQUITY SERIES: the investment objective of the series is to seek capital appreciation by investing primarily in equity securities.


    PHOENIX-OAKHURST BALANCED SERIES: the investment objective of the series is to seek reasonable income, long-term capital growth and conservation of capital. The series invests based on combined considerations of risk, income, capital enhancement and protection of capital value.

    PHOENIX-OAKHURST GROWTH AND INCOME SERIES: the investment objective of the series is to seek dividend growth, current income and capital appreciation by investing in common stocks. The series seeks to achieve its objective by selecting securities primarily from equity securities of the 1,000 largest companies traded in the United States, ranked by market capitalization.

    PHOENIX-OAKHURST STRATEGIC ALLOCATION SERIES: the investment objective of the series is to realize as high a level of total return over an extended period of time as is considered consistent with prudent investment risk. The series invests in stocks, bonds and money market instruments in accordance with the investment advisor's appraisal of investments most likely to achieve the highest total return.

    PHOENIX-SANFORD BERNSTEIN GLOBAL VALUE SERIES seeks long-term capital appreciation through investing in foreign and domestic equity securities. The advisor uses a value-oriented approach with a focus on non-U.S. companies in developed countries in Europe and the Far East, Australia and Canada. The advisor may invest a portion of the series' assets in developing market companies.

    PHOENIX-SANFORD BERNSTEIN MID-CAP VALUE SERIES: the primary investment objective of the series is to seek long-term capital appreciation, with current income as the secondary investment objective. The series will invest in common stocks of established companies having a strong financial position and a low stock market valuation at the time of purchase, which are believed to offer the possibility of increase in value.

    PHOENIX-SANFORD BERNSTEIN SMALL-CAP VALUE SERIES seeks long-term capital appreciation by investing primarily in small-capitalization stocks the advisor believes are undervalued.


    PHOENIX-SENECA MID-CAP GROWTH SERIES: The investment objective of the series is to seek capital appreciation primarily through investments in equity securities of companies that have the potential for above average market appreciation. The series seeks to outperform the Standard & Poor's Mid-Cap 400 Index.

    PHOENIX-SENECA STRATEGIC THEME SERIES: the investment objective of the series is to seek long-term appreciation of capital by identifying securities benefiting from long-term trends present in the United States and abroad. The series invests primarily in common stocks believed to have substantial potential for capital growth.

 THE ALGER AMERICAN FUND
    The following subaccount invests in the corresponding portfolio of The Alger American Fund:

    ALGER AMERICAN LEVERAGED ALLCAP PORTFOLIO: The investment objective of the portfolio is long-term capital appreciation. It invests primarily in equity securities, such as common or preferred stocks, which are listed on U.S. exchanges or in the over-the-counter market. The portfolio invests primarily in "growth" stocks. Under normal circumstances, the portfolio invests in the equity securities of companies of any size, which demonstrate promising growth potential. The portfolio can leverage, that is, borrow money, up to one-third of its total assets to buy additional securities.


DEUTSCHE ASSET MANAGEMENT VIT FUNDS
    The following subaccount invests in a corresponding fund of Deutsche Asset Management VIT Funds:


    EAFE(R) EQUITY INDEX FUND: The fund seeks to match the performance of the Morgan Stanley Capital International EAFE(R) Index ("EAFE(R) Index"), which emphasizes major market stock performance of companies in Europe, Australia and the Far East. The fund invests in a statistically selected sample of the securities found in the EAFE(R) Index.

FEDERATED INSURANCE SERIES
    Certain subaccounts invest in a corresponding fund of the Federated Insurance Series. The following funds are currently available:

    FEDERATED FUND FOR U.S. GOVERNMENT SECURITIES II: The investment objective of the fund is to seek current income by investing primarily in U.S. government securities, including mortgage-backed securities issued by U.S. government agencies.

    FEDERATED HIGH INCOME BOND FUND II: The investment objective of the fund is to seek high current income by investing primarily in a diversified portfolio of high-yield, lower-rated corporate bonds.

FIDELITY(R) VARIABLE INSURANCE PRODUCTS
    The following subaccounts invest in corresponding portfolios of the Fidelity(R) Variable Insurance Products:

    VIP CONTRAFUND(R) PORTFOLIO: The investment objective of the portfolio is to seek long-term capital appreciation. Principal investment strategies include:

o   Normally investing primarily in common stocks.
o Investing in securities of companies whose value it believes is not fully recognized by the public.
o   Investing in domestic and foreign issuers.
o   Investing in either "growth" stocks or "value" stocks or both.
o Using fundamental analysis of each issuer's financial condition and industry position and market and economic conditions to select investments.

    VIP GROWTH OPPORTUNITIES PORTFOLIO: The investment objective of the portfolio is to seek to provide capital growth. Principal investment strategies include:

o   Normally investing primarily in common stocks.
o Potentially investing in other types of securities, including bonds which may be lower-quality debt securities.
o   Investing in domestic and foreign issuers.
o   Investing in either "growth" stocks or "value" stocks or both.
o Using fundamental analysis of each issuer's financial condition and industry position and market and economic conditions to select investments.

    VIP GROWTH PORTFOLIO: The investment objective of the portfolio is to seek to achieve long-term capital appreciation. Principal investment strategies include:

o   Normally investing primarily in common stocks.
o   Investing in companies that it believes have above-average growth potential.
o   Investing in securities of domestic and foreign issuers.
o Using fundamental analysis of each issuer's financial condition and industry position and market and economic conditions to select investments.

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
    The following subaccounts invest in Class 2 shares of the corresponding fund of the Franklin Templeton Variable Insurance Products Trust:

    MUTUAL SHARES SECURITIES FUND: The primary investment objective of the fund is capital appreciation with income as a secondary objective. The Mutual Shares Securities Fund invests primarily in domestic equity securities that the manager believes are significantly undervalued.

    TEMPLETON ASSET STRATEGY FUND: The investment objective of the fund is a high level of total return. The Templeton Asset Strategy Fund invests in stocks of companies of any nation, bonds of companies and governments of any nation and in money market instruments. Changes in the asset mix will be made in an attempt to capitalize on total return potential produced by changing economic conditions throughout the world, including emerging market countries.

    TEMPLETON DEVELOPING MARKETS SECURITIES FUND: The investment objective of the fund is long-term capital appreciation. The Templeton Developing Markets Securities Fund invests primarily in emerging market equity securities.

    TEMPLETON INTERNATIONAL SECURITIES FUND: The investment objective of the fund is long-term capital growth. The Templeton International Securities Fund invests primarily in stocks of companies located outside the United States, including emerging markets.

    TEMPLETON GROWTH SECURITIES FUND: The investment objective of the fund is long-term capital growth. The Templeton Growth Securities Fund invests primarily in common stocks issued by companies in various nations throughout the world, including the U.S. and emerging markets.

THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
A certain subaccount invests in a corresponding portfolio of The Universal Institutional Funds, Inc. The following portfolio is currently available:

    TECHNOLOGY PORTFOLIO: The investment objective of the portfolio is to seek long-term capital appreciation by investing primarily in equity securities of companies that the investment advisor expects to benefit from their involvement in technology and technology-related industries.

WANGER ADVISORS TRUST
    The following subaccounts invest in corresponding series of the Wanger Advisors Trust:

    WANGER FOREIGN FORTY: The investment objective of the series is to seek long-term capital growth. The Wanger Foreign Forty invests primarily in equity securities of foreign companies with market capitalization of $1 billion to $10 billion and focuses its investments in 40 to 60 companies in the developed markets.

    WANGER INTERNATIONAL SMALL CAP: The investment objective of the series is to seek long-term capital growth. The Wanger International Small Cap invests primarily in securities of non-U.S. companies with total common stock market capitalization of less than $1 billion.

    WANGER TWENTY: The investment objective of the series is to seek long-term capital growth. The Wanger Twenty invests primarily in the stocks of U.S. companies with market capitalization of $1 billion to $10 billion and ordinarily focuses its investments in 20 to 25 U.S. companies.

    WANGER U.S. SMALL CAP: The investment objective of the series is to seek long-term capital growth. The Wanger U.S. Small Cap invests primarily in securities of U.S. companies with total common stock market capitalization of less than $1 billion.

    Each series will be subject to market fluctuations and the risks that come with the ownership of any security, and there can be no assurance that any series will achieve its stated investment objective.

    In addition to being sold to the Account, shares of the funds also may be sold to other separate accounts of Phoenix or its affiliates or to the separate accounts of other insurance companies.

    It is possible that in the future it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the fund(s) simultaneously. Although neither we nor the fund(s) trustees currently foresee any such disadvantages either to variable life insurance policyowners or to variable annuity contract owners, the funds' trustees intend to monitor events in order to identify any material conflicts between variable life insurance policyowners and variable annuity contract owners and to determine what action, if any, should be taken in response to such conflicts. Material conflicts could, for example, result from (1) changes in state insurance laws, (2) changes in federal income tax laws, (3) changes in the investment management of any portfolio of the fund(s) or (4) differences in voting instructions between those given by variable life insurance policyowners and those given by variable annuity contract owners. We will, at our own expense, remedy such material conflicts, including, if necessary, segregating the assets underlying the variable life insurance policies and the variable annuity contracts and establishing a new registered investment company.


 INVESTMENT ADVISORS
    The following are the investment advisors and subadvisors for the variable investment options:

--------------------------------------------------------------------------------
PHOENIX INVESTMENT COUNSEL, INC. ("PIC")
--------------------------------------------------------------------------------
Phoenix-Aberdeen International
Phoenix-Engemann Capital Growth
Phoenix-Engemann Nifty Fifty
Phoenix-Engemann Small & Mid-Cap Growth
Phoenix-Goodwin Money Market
Phoenix-Goodwin Multi-Sector Fixed Income
Phoenix-Hollister Value Equity
Phoenix-Oakhurst Balanced
Phoenix-Oakhurst Growth and Income
Phoenix-Oakhurst Strategic Allocation
Phoenix-Seneca Mid-Cap Growth
Phoenix-Seneca Strategic Theme
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
PIC SUBADVISORS
--------------------------------------------------------------------------------
Phoenix-Aberdeen International Advisors, LLC ("PAIA")
     o  Phoenix-Aberdeen International
Roger Engemann & Associates, Inc. ("Engemann")
     o  Phoenix-Engemann Capital Growth
     o  Phoenix-Engemann Nifty Fifty
     o  Phoenix-Engemann Small & Mid-Cap Growth
Seneca Capital Management, LLC  ("Seneca")
     o  Phoenix-Seneca Mid-Cap Growth
     o  Phoenix-Seneca Strategic Theme
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
PHOENIX VARIABLE ADVISORS, INC. ("PVA")
--------------------------------------------------------------------------------
Phoenix-Bankers Trust Dow 30
Phoenix-Bankers Trust Nasdaq-100 Index(R)
Phoenix-Federated U.S. Government Bond
Phoenix-J.P. Morgan Research Enhanced Index
Phoenix-Janus Equity Income
Phoenix-Janus Flexible Income
Phoenix-Janus Growth
Phoenix-Morgan Stanley Focus Equity
Phoenix-Sanford Bernstein Global Value
Phoenix-Sanford Bernstein Mid-Cap Value
Phoenix-Sanford Bernstein Small Cap Value
Phoenix-Oakhurst Strategic Allocation
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
PVA SUBADVISORS
--------------------------------------------------------------------------------
Bankers Trust Company
     o  Phoenix-Bankers Trust Dow 30
     o  Phoenix-Bankers Trust Nasdaq-100 Index(R)
Federated Investment Management Company
     o  Phoenix-Federated U.S. Government Bond
J.P. Morgan Investment Management, Inc.
    o   Phoenix-J.P. Morgan Research Enhanced Index
Janus Capital Corporation
    o   Phoenix-Janus Equity Income
    o   Phoenix-Janus Flexible Income
    o   Phoenix-Janus Growth
Morgan Stanley Asset Management
    o   Phoenix-Morgan Stanley Focus Equity
Alliance Capital Management L.P.
    o   Phoenix-Sanford Bernstein Global Value
    o   Phoenix-Sanford Bernstein Mid-Cap Value
    o   Phoenix-Sanford Bernstein Small Cap Value
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
DUFF & PHELPS INVESTMENT MANAGEMENT CO. ("DPIM")
--------------------------------------------------------------------------------
Phoenix-Duff & Phelps Real Estate Securities
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
PHOENIX-ABERDEEN INTERNATIONAL ADVISORS, LLC  ("PAIA")
--------------------------------------------------------------------------------
Phoenix-Aberdeen New Asia
--------------------------------------------------------------------------------
    Based on subadvisory agreements with the fund, PIC and PVA as investment advisors delegate certain investment decisions and research functions to subadvisors.

    PIC, DPIM, Engemann and Seneca are indirect less than wholly owned subsidiaries of Phoenix. PAIA is jointly owned and managed by PM Holdings, Inc., a subsidiary of Phoenix, and by Aberdeen Fund Managers, Inc. PVA is a wholly owned subsidiary of PM Holdings, Inc.

--------------------------------------------------------------------------------
OTHER ADVISORS
--------------------------------------------------------------------------------
Fred Alger Management, Inc.
     o  Alger American Leveraged AllCap Portfolio
Bankers Trust Company
     o  EAFE(R) Equity Index Fund
Federated Investment Management Company
     o  Federated Fund for U.S. Government Securities II
     o  Federated High Income Bond Fund II
Fidelity Management and Research Company
     o  VIP Contrafund(R) Portfolio
     o  VIP Growth Opportunities Portfolio
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
OTHER ADVISORS
--------------------------------------------------------------------------------
     o  VIP Growth Portfolio
Franklin Mutual Advisers, LLC
     o  Mutual Shares Securities Fund
Morgan Stanley Asset Management
     o  Technology Portfolio
Templeton Asset Management, Ltd.
     o  Templeton Developing Markets Securities Fund
Templeton Global Advisors Limited
     o  Templeton Growth Securities Fund
Templeton Investment Counsel, Inc.
     o  Templeton Asset Strategy Fund
     o  Templeton International Securities Fund
Wanger Asset Management, L.P.
     o  Wanger Foreign Forty
     o  Wanger International Small Cap
     o  Wanger Twenty
     o  Wanger U.S. Small Cap
--------------------------------------------------------------------------------


SERVICES OF THE ADVISORS
    The advisors continually furnish an investment program for each series and manage the investment and reinvestment of the assets of each series subject at all times to the authority and supervision of the Trustees. A detailed discussion of the investment advisors and subadvisors, and the investment advisory and subadvisory agreements, is contained in the accompanying prospectus for the funds.

FIA
--------------------------------------------------------------------------------

    In addition to the Account, you may allocate the premium to the FIA. The amount of premium you allocate to the FIA will become part of Phoenix's general account assets. You do not share in the investment experience of those assets. Rather, we guarantee a 3% rate of return on your allocated amount. Although we are not obligated to credit interest at a higher rate than the minimum, we will credit any excess interest as determined by us based on expected investment yield information.


    Because of exemptive and exclusionary provisions, we have not registered interests in our general account under the Securities Act of 1933. Also, we have not registered our general account as an investment company under the Investment Company Act of 1940, as amended. Therefore, neither the general account nor any of its interests are subject to these Acts, and the Securities and Exchange Commission has not reviewed the general account disclosures. These disclosures may, however, be subject to certain provisions of the federal securities law regarding accuracy and completeness of statements made in this prospectus.

PURCHASE OF CONTRACTS
--------------------------------------------------------------------------------
MINIMUM PREMIUM
    Generally, we require a minimum premium of $35,000:

    In certain circumstances we may reduce the premium amount we accept for a contract. Factors in determining qualifications for any such reduction include:

(1)  the make-up and size of the prospective group;
(2) the amount of compensation to be paid to registered representatives on the premium.

    Any reduction will not unfairly discriminate against any person. We will make any such reduction according to our own rules in effect at the time the premium is received. We reserve the right to change these rules from time to time.


PREMIUM ALLOCATION
    The net premium received under the contract will be allocated in any combination to any subaccount or the FIA in the proportion specified when you purchased the contract.


GENERAL
    Usually, a contract may not be purchased for a proposed annuitant who is 90 years of age or older. A premium in excess of $1,000,000 cannot be made without our permission.


PAYMENT UPON DEATH BEFORE THE ANNUITY DATE
    On the death of any owner, annuitant or joint annuitant before the annuity date, the death benefit equals the contract value on the date we receive due proof of death.

DEATH OF OWNER
    If the contract is held by a single owner who dies before the annuity date, we will pay the death benefit to the beneficiary. If the beneficiary has predeceased the owner, the owner's estate will be the beneficiary. If the beneficiary is the spouse of the sole owner, the beneficiary may elect to continue the contract and exercise the rights of the owner.

    If the contract is held by multiple owners and one or more owners die before the annuity date, we will pay the death benefit to the surviving owner(s), if any, who will be deemed to be the beneficiary(ies). If the only owners of the contract are spouses of each other, the surviving spouse may elect to continue the contract.

DISTRIBUTION ON DEATH OF OWNER
    Any beneficiary who is a natural person, may, within one year after we receive due proof of death, elect to receive a payment option. The payment option selected may not extend beyond such beneficiary's life or life expectancy and the payments must begin within one year after death. If a payment option is not elected or the beneficiary is a non-natural person, the entire contract value will be distributed in a lump sum no later than five years after the date of death.

DEATH OF ANNUITANT OR JOINT ANNUITANT
    If the annuitant or joint annuitant die before the annuity date, we will pay the death benefit to the owner(s) who will be deemed to be the beneficiary(ies). If there is no surviving owner(s), we will pay the death benefit to the beneficiary(ies). Payment will be made as described above in "Distribution on Death of Owner."

ADDITIONAL RIDER BENEFITS
--------------------------------------------------------------------------------
    You may elect additional benefits that are available under your contract. A charge may be deducted from your contract value for each additional rider benefit chosen. More details will be included in the form of a rider to your contract if any of these benefits is chosen. The following benefits are currently available (if approved in your state). Additional riders also may be available as described in your policy.

GUARANTEED MINIMUM PAYMENT RIDER
    This rider is only available if you elect it when you purchase your contract. It guarantees that the each annuity payment will never be less than the initial annuity payment as long as no withdrawals are taken. If a withdrawal is taken, then the annuity payment will be reduced proportionately by the withdrawal amount.

    The charge for this rider is taken in the form of an additional risk and administrative fee of up to 1.00%. We reserve the right to limit the subaccounts available when this rider is elected.

OPTIONAL PROGRAMS AND BENEFITS
--------------------------------------------------------------------------------

TRANSFERS
You may transfer all or a portion of the value of the subaccounts of this contract between and among the subaccounts and from the subaccounts to the FIA. No transfers may be made from the FIA to the subaccounts. Transfers may be made by telephone or written request. We reserve the right to limit the number of transfers you may make each contract year. However, you may make up to at least twelve transfers per contract year among the subaccounts. Once each contract year, you may transfer all or a portion of the value of the subaccounts from the subaccounts to the FIA. Transfers from the subaccounts to the FIA will affect the amount of future fixed annuity payments. The amount of future fixed annuity payments will be determined by the contract value of the FIA on the date of the transfer, the amount transferred to the FIA, and the annuity payment rate in effect on the date of the transfer for the payment option selected when you purchased your contract. Any transfer charge will be deducted from the subaccounts from which the amounts are to be transferred with each such subaccount bearing a pro rata share of the transfer charge. The value of each subaccount will be determined on the valuation date that coincides with the date of transfer.

    You may also request transfers among available subaccounts or from the subaccounts to the FIA by calling VAO at 800/541-0171 between the hours of 8:30 a.m. and 4:00 p.m. Eastern Time on any valuation date. Unless you elect in writing not to authorize telephone transfers, telephone transfer orders will also be accepted on your behalf from your registered representative. We will employ reasonable procedures to confirm that telephone instructions are genuine. We will require verification of account information and will record telephone instructions on tape. All telephone transfers will be confirmed in writing to you. To the extent that procedures reasonably designed to prevent unauthorized transfers are not followed, we may be liable for following telephone instructions for transfers that prove to be fraudulent. However, you will bear the risk of loss resulting from instructions entered by an unauthorized third party we reasonably believe to be genuine. These telephone exchange privileges may be modified or terminated at any time. In particular, during times of extreme market volatility, telephone privileges may be difficult to exercise. In such cases you should submit written instructions.

    Because excessive trading can hurt fund performance and harm all contract owners, we reserve the right to temporarily or permanently terminate exchange privileges or reject any specific order from anyone whose transactions seem to follow a timing pattern, including those who request more than one exchange out of a subaccount within any 30-day period. We will not accept batch transfer instructions from registered representatives (acting under powers of attorney for multiple contract owners), unless we have entered into a third-party transfer service agreement with the registered representative's broker-dealer firm.

    No surrender charge will be assessed when a transfer is made. Currently, there is no charge for transfers. You are permitted at least one free transfer each month. We reserve the right to impose a transfer charge after the first free transfer made in each month, upon prior written notice to you. In no event, however, will such transfer charge exceed $20 per transaction. Currently, unlimited transfers are permitted; however, we reserve the right to change our policy to limit the number of transfers made during each contract year. However, you will be permitted at least twelve transfers during each contract year among the subaccounts. Once each contract year, you may transfer all or a portion of the value of the subaccounts from the subaccounts to the FIA. No transfers may be made from the FIA.

    We reserve the right to limit the number of subaccounts you may elect to a total of 18 over the life of the contract unless changes in federal and/or state regulation, including tax, securities and insurance law require us to impose a lower limit.

DEDUCTIONS AND CHARGES
--------------------------------------------------------------------------------

DEDUCTIONS FROM THE PREMIUM


TAX
    Whether or not a tax is imposed will depend upon, among other things, the owner's state of residence, the annuitant's state of residence, our status within those states and the insurance tax laws of those states. Taxes on the premium currently range from 0% to 3.5%. We will pay any tax due upon the receipt of the premium. For a list of states and premium taxes, see Appendix B to this prospectus.


DEDUCTIONS FROM THE CONTRACT VALUE

SURRENDER CHARGES
    A deduction for surrender charges for this contract may be taken from proceeds of withdrawals from, or complete surrender of the contract. The amount (if any) of a surrender charge depends on whether your premium is held under the contract for a certain period of time. No surrender charge will be taken from death proceeds. The deduction for surrender charges is as follows:

---------------------------------------------------------------
 Percent               7%  6%   5%  4%   3%  2%   1%  0%
---------------------------------------------------------------
 Age of Premium in     0    1   2    3   4    5   6   7+
 Complete Years
---------------------------------------------------------------

    The total surrender charges on a contract will never exceed 9% of the premium, and the applicable level of surrender charge cannot be changed with respect to outstanding contracts. Any distribution costs not paid for by surrender charges will be paid by Phoenix from the assets of the general account.

PAYMENT CHARGE
    We deduct a payment charge from each annuity payment. This charge is used to reimburse us for some of the administrative expenses we incur in establishing and maintaining the contracts.

    The maximum payment charge under a contract is $24 each year. It is deducted from each annuity payment in equal amounts. If you fully surrender your contract, the full payment charge if applicable, will be deducted at the time of withdrawal.

DEDUCTIONS FROM THE ACCOUNT

RISK AND ADMINISTRATIVE FEE
    We make a daily deduction from each subaccount for the risk and administrative fee. The fee is based on an annual rate of up to 1.40% for the base contract plus up to 1.00% for the Guaranteed Minimum Payment Rider if elected. It is taken against the daily net assets of the subaccounts. Although you bear the investment risk of the series in which you invest, we assume the risk that annuitants as a class may live longer than expected (requiring a greater number of annuity payments) and that our actual expenses may be higher than the expense charges provided for in the contract.

    No risk and administrative fee is deducted from the FIA. If the charges prove insufficient to cover actual administrative costs, then the loss will be borne by us; conversely, if the amount deducted proves more than sufficient, the excess will be a profit to us. Any such profit may be used, as part of our general account assets, to meet sales expenses, if any, which are in excess of sales commission revenue generated from any surrender charges.


REDUCED CHARGES OR CREDIT ADDITIONAL AMOUNTS
    We may reduce or eliminate the risk and administrative fee, the surrender or payment charge or credit additional amounts when sales of the contracts are made to certain individuals or groups of individuals that result in savings of sales expenses. We will consider the following characteristics:


(1) the size and type of the group of individuals to whom the contract is offered;

(2) the amount of the premium;


(3) whether there is a pre-existing relationship with the Company such as being an employee of the Company or its affiliates and their spouses; or to employees or agents who retire from the Company or its affiliates or Phoenix Equity Planning Corporation ("PEPCO"), or its affiliates or to registered representatives of the principal underwriter and registered representatives of broker-dealers with whom PEPCO has selling agreements;


(4) internal transfers from other contracts issued by the Company or an affiliate, or making transfers of amounts held under qualified plans sponsored by the Company or an affiliate; and

(5) the amount of compensation to be paid to registered representatives on the premium.

    Any reduction or elimination of charges will not be unfairly discriminatory against any person. We will make any such adjustment according to our own rules in effect at the time the contract is issued. We reserve the right to change these rules from time to time.

OTHER CHARGES

    As compensation for investment management services, the advisors are entitled to a fee, payable monthly and based on an annual percentage of the average daily net asset values of each series. These fund charges and other fund expenses are described more fully in the accompanying fund prospectuses.


THE ANNUITY PERIOD
--------------------------------------------------------------------------------
    The annuity period is that period of time beginning on the annuity date and during which payments to you are made.

PAYMENT OPTIONS
    When you purchase the contract, you must choose among the available payment options. The options allow you to choose:

[diamond] Payments Options A, B, C, D, E, F, and G. Variable annuity payments attributed to premium allocated to the subaccounts depend on subaccount investment performance. Any payments attributed to premium allocated to the FIA will provide fixed annuity payments while either the annuitant or joint annuitant is living. The minimum payment due must be at least $20.

    The annuity payments begin on the annuity date. The level of annuity payments will depend on the option selected and such factors as the age of the annuitant, the form of annuity, annuity payment rates, and the frequency of payments. The contract and the SAI provide additional information on the methods used for calculating annuity payments.


    The assumed interest rate for the variable annuity payments is 3%, 5% or 6% on an annual basis (subject to state availability). The assumed rate is selected when you purchase the contract. It is used to calculate the first variable annuity payment and is the smallest net rate of investment return required to ensure that the dollar amount of variable annuity payments does not decrease. The amount of subsequent variable annuity payments will depend on the relationship between the assumed interest rate and the actual investment performance of each subaccount. Although choosing a higher assumed interest rate will generate a higher first variable annuity payment than choosing a lower assumed interest rate, a contract with a higher assumed interest rate must earn a higher net rate of investment return than a contract with a lower assumed interest rate to ensure that the dollar amount of subsequent variable annuity payments does not decrease. The contract will not be issued with variable annuity payments if you do not select an assumed interest rate.


    We make daily deductions from contract values held in subaccounts for the risk and administrative fee. These charges affect all variable annuity payments.

    The following descriptions should allow you to compare the basic differences of the currently available payment options.

OPTION A--SINGLE LIFE ANNUITY
    Provides annuity payments based on the life of the annuitant. No income or payment to a beneficiary is paid after the death of the annuitant.

OPTION B--SINGLE LIFE ANNUITY WITH PERIOD CERTAIN
    Provides annuity payments based on the life of the annuitant. In the event of the death of the annuitant, the annuity payments are made to the annuitant's beneficiary until the end of the 10, 15, or 20-year period selected.

OPTION C--JOINT SURVIVOR LIFE ANNUITY
    Provides annuity payments while the annuitant and the designated joint annuitant are living and continues thereafter during the lifetime of the survivor at a level of 100% or 50% of the original level elected when you purchased your contract. The joint annuitant must be named at the time the option is elected and cannot be changed. The joint annuitant must have reached an adjusted age of 40, as defined in the contract.

OPTION D--JOINT SURVIVOR LIFE ANNUITY WITH PERIOD CERTAIN
    Provides annuity payments while the annuitant and the designated joint annuitant are living and continues thereafter during the lifetime of the survivor or, if later, until the end of the 10, 15 or 20-year period certain at a level of 100% or 50% of the original level elected when you purchased your contract. The joint annuitant must be named at the time the option is elected and cannot be changed. The joint annuitant must have reached an adjusted age of 40, as defined in the contract.

OPTION E--ANNUITY FOR SPECIFIED PERIOD
    Provides annuity payments for a specified period of time, whether the annuitant lives or dies. The period certain specified must be in whole numbers of years from 5 to 30, but may not be greater than 100 minus the age of the annuitant. However, the period certain selected by the beneficiary of any death benefit under the contract may not extend beyond the life expectancy of such beneficiary.

OPTION F--LIFE EXPECTANCY ANNUITY
    Provides annuity payments over the annuitant's annually recalculated life expectancy. A contract owner may at anytime request withdrawals representing part or all of the remaining contract value less any applicable surrender charge. Upon the death of the annuitant, the remaining contract value will be paid in a lump sum to the annuitant's beneficiary. This option is available only if 100% of the net premium is allocated to the FIA.

OPTION G--UNIT REFUND LIFE ANNUITY
    Provides annuity payments for the lifetime of the annuitant. If the annuitant dies, the annuitant's beneficiary will receive in a lump sum (1) the value of the annuity units on the annuity date less the sum of any variable annuity payments made prior to the annuitant's death plus (2) the total amount applied to the FIA on the annuity date less the sum of any fixed annuity payments made prior to the annuitant's death.

OTHER OPTIONS AND RATES
    We may offer other payment options at the time of application. In addition, in the event that annuity payment rates for contracts are at that time more favorable than the applicable rates guaranteed under the contract, the then current annuity payment rates shall be used in determining the amount of any annuity payments under the payment options above.

OTHER CONDITIONS
    Federal income tax requirements also provide that participants in regular or SIMPLE IRAs must begin minimum distributions by April 1 of the year following the year in which they attain age 70 1/2. Minimum distribution requirements do not apply to Roth IRAs. Any required minimum distributions must be such that the full amount in the contract will be distributed over a period not greater than the participant's life expectancy or the combined life expectancy of the participant and his or her spouse or designated beneficiary. Distributions made under this method are generally referred to as Life Expectancy Distributions ("LEDs"). A LED program is available to IRA participants. Any payment options elected under regular or SIMPLE IRA contracts must also meet federal income tax distribution requirements. Requests to elect this program must be made in writing.

    Under the LED program, regardless of contract year, amounts up to the required minimum distribution may be withdrawn without a deduction for surrender charges. See "Surrender Charges." Any amounts withdrawn that have not been held under a contract for at least seven years and are in excess of the minimum distribution will be subject to any applicable surrender charge.

    If the monthly annuity payment under a payment option would be less than $20, we may make a single sum payment equal to the contract value on the date the payment would be payable, in place of all other benefits provided by the contract, or, may make periodic payments quarterly, semiannually or annually in place of monthly payments.


SURRENDER OF CONTRACT; WITHDRAWALS
    If the annuitant is living, withdrawals may be made from amounts held under payment options B, D, E or F. A signed written request for withdrawal must be sent to VPMO. If you have not yet reached age 59 1/2, a 10% penalty tax may apply on taxable income withdrawn. See "Federal Income Taxes." The appropriate number of annuity units of a subaccount will be redeemed at their value next determined after the receipt by VPMO of a written notice in a form satisfactory to us. Annuity units redeemed in a withdrawal from multiple subaccounts will be redeemed on a pro rata basis unless you designate otherwise.

    Under payment options B or D, you may withdraw, less any applicable surrender charge, amounts equal to the commuted value of the payments that would have been made during the certain period you chose under the payment option.

    If you withdraw the entire commuted value of the annuity payments we would have made during the certain period, we will not make any annuity payments during the years remaining in the certain period. If you withdraw only a portion of the commuted value of the annuity payments we would have made during the certain period, we will reduce the remaining annuity payments during the years remaining in the certain period. The remaining annuity payments are reduced by the same percentage as the percentage of the commuted value surrendered. Variable annuity payments will be commuted at the assumed interest rate. Fixed annuity payments will be commuted using the underlying interest rate.

    Annuity payments that are to be made after the certain period is over will not change.

    Under payment options E and F, you may withdraw, less any applicable surrender charge, all or part of the commuted value. Withdrawals under payment options E and F will affect the amount of future annuity payments.

    The resulting cash payment will be made in a single sum, ordinarily within seven days after receipt of such notice. However, redemption and payment may be delayed under certain circumstances. See "Deferment of Payment." There may be adverse tax consequences to certain surrenders and withdrawals. See "Federal Income Taxes." A deduction for surrender charges may be imposed on withdrawals or complete surrender of a contract. See "Surrender Charges." Any request for a withdrawal from, or complete surrender of, a contract should be mailed to Phoenix Variable Products Mail Operations, PO Box 8027, Boston, Massachusetts 02266-8027.

LAPSE OF CONTRACT
    The contract will terminate and lapse without value, if on any valuation date:

[diamond] The contract value is zero; or [diamond] The minimum payment due is less than $20.

    Phoenix will notify you in writing that the contract has lapsed.


PAYMENT UPON DEATH AFTER THE ANNUITY DATE

    If an owner dies after the annuity date and there is no surviving owner, any remaining payments will be paid to the beneficiary under the payment option in effect on the date of death. Payments may not be deferred or otherwise extended. If there is a surviving owner, the payments continue as if there had been no death.

    If the annuitant and joint annuitant, if any, dies and is survived by any owner, any remaining guaranteed payments will be paid to such owner(s). If no owner survives, any remaining guaranteed payments will be paid to the beneficiary. Payments will continue under the payment option in effect at the date of death and may not be deferred or otherwise extended. Alternatively, the surviving owner(s), or beneficiary if no owner survives, may elect to take the commuted value of any remaining guaranteed payments in a lump sum.

VARIABLE ACCOUNT VALUATION PROCEDURES
--------------------------------------------------------------------------------
VALUATION DATE
    A valuation date is every day the NYSE is open for trading. The NYSE is scheduled to be closed on the following days: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. The Board of Directors of the NYSE reserves the right to change this schedule as conditions warrant. On each valuation date, the value of the Account is determined at the close of the NYSE (currently 4:00 p.m. Eastern Time).

VALUATION PERIOD
    Valuation period is that period of time from the beginning of the day following a valuation date to the end of the next following valuation date.

ACCUMULATION UNIT VALUE
    The value of one accumulation unit was set at $1.0000 on the date assets were first allocated to a subaccount. The value of one accumulation unit on any subsequent valuation date is determined by multiplying the immediately preceding accumulation unit value by the applicable net investment factor for the valuation period ending on such valuation date. After the first valuation period, the accumulation unit value reflects the cumulative investment experience of that subaccount.

ANNUITY UNIT VALUE
    The value of one annuity unit was set at $1.0000 on the date assets were first allocated to a subaccount. The value of one annuity unit on any subsequent valuation date is determined by multiplying the immediately preceding annuity unit value by the applicable net investment factor for the valuation period ending on such valuation date divided by 1.000000 plus the rate of interest for the number of days in the valuation period based on the assumed interest rate.

NET INVESTMENT FACTOR
    The net investment factor for any valuation period is equal to 1.000000 plus the applicable net investment rate for such valuation period. A net investment factor may be more or less than 1.000000 depending on whether the assets gained or lost value that day. To determine the net investment rate for any valuation period for the funds allocated to each subaccount, the following steps are taken: (a) the aggregate accrued investment income and capital gains and losses, whether realized or unrealized, of the subaccount for such valuation period is computed, (b) the amount in (a) is then adjusted by the sum of the charges and credits for any applicable income taxes and the deductions at the beginning of the valuation period for risk and administrative fee, and (c) the results of (a) as adjusted by (b) are divided by the aggregate unit values in the subaccount at the beginning of the valuation period.

MISCELLANEOUS PROVISIONS
--------------------------------------------------------------------------------
ASSIGNMENT
    Owners of contracts issued in connection with non-tax qualified plans may assign their interest in the contract without the consent of the beneficiary. A written notice of such assignment must be filed with VPMO before it will be honored.

    A pledge or assignment of a contract is treated as payment received on account of a withdrawal of a contract. See "Surrenders of Contracts; Withdrawals."

    In order to qualify for favorable tax treatment, contracts issued in connection with tax qualified plans may not be sold, assigned, discounted or pledged as collateral for a loan or as security for the performance of an obligation, or for any other purpose, to any person other than to us.

DEFERMENT OF PAYMENT
    Payment of the contract value in a single sum upon a withdrawal or complete surrender of a contract will ordinarily be made within seven days after receipt of the written request by VPMO. However, we may postpone the processing of any such transactions at times (a) when the NYSE is closed, other than customary weekend and holiday closings, (b) when trading on the NYSE is restricted, (c) when an emergency exists as a result of which disposal of securities in the fund is not reasonably practicable or it is not reasonably practicable to determine the contract value or (d) when a governmental body having jurisdiction over us by order permits such suspension. Rules and regulations of the SEC, if any, are applicable and will govern as to whether conditions described in (b), (c) or (d) exist.

FREE LOOK PERIOD

    We may mail the contract to you or we may deliver it to you in person. You may surrender a contract for any reason within 20 days and receive, in cash, the adjusted value of your premium. You may receive more or less than your premium depending on investment experience of the Phoenix-Goodwin Money Market Subaccount during the free look period. If applicable state law requires, we will return the full amount of the premium we received. (A longer free look period may be required by your state.)

    Your premium will temporarily be applied to the Phoenix-Goodwin Money Market Subaccount. On the annuity date, the then value of this contract's share in the Phoenix-Goodwin Money Market Subaccount will automatically be reallocated to the various subaccounts and the Fixed Income Allocation in accordance with your instructions for the allocation of premium provided when you purchased the contract.

AMENDMENTS TO CONTRACTS
    Contracts may be amended to conform to changes in applicable law or interpretations of applicable law, or to accommodate design changes. Changes in the contract may need to be approved by contract owners and state insurance departments. A change in the contract that necessitates a corresponding change in the prospectus or the SAI must be filed with the SEC.

SUBSTITUTION OF FUND SHARES
    Although we believe it to be highly unlikely, it is possible that in the judgment of our management, one or more of the series of the funds may become unsuitable for investment by contract owners because of a change in investment policy, or a change in the tax laws, or because the shares are no longer available for investment. In that event, we may seek to substitute the shares of another series or the shares of an entirely different fund. Before this can be done, the approval of the SEC, and possibly one or more state insurance departments, will be required.

OWNERSHIP OF THE CONTRACT
    Ordinarily, the purchaser of a contract is both the owner and the annuitant and is entitled to exercise all the rights under the contract. However, the owner may be an individual or entity other than the annuitant. Spouses may own a contract as joint owners. Transfer of the ownership of a contract may involve federal income tax consequences, and a qualified advisor should be consulted before any such transfer is attempted.

FEDERAL INCOME TAXES
--------------------------------------------------------------------------------
INTRODUCTION

    The contracts are designed for use with retirement plans which may or may not be tax-qualified plans under the provisions of the Internal Revenue Code of 1986, (the "Code"). The contracts may be used to establish regular, SIMPLE and Roth IRAs. The contracts will not be issued in connection with other tax-qualified plans such as employer-sponsored or tax-sheltered annuity plans. The ultimate effect of federal income taxes on the amounts held under a contract, on annuity payments and on the economic benefits of the contract owner, annuitant or beneficiary depends on our income tax status, on the type of retirement plan for which the contract is purchased, and upon the income tax and employment status of the individual concerned.

    The following discussion is general in nature and is not intended as income tax advice. The income tax rules are complicated and this discussion can only make you aware of the issues. Each person concerned should consult a professional tax advisor. No attempt is made to consider any estate or inheritance taxes or any applicable state, local or other income tax laws. Moreover, the discussion is based upon our understanding of the federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of the federal income tax laws or the current interpretations by the Internal Revenue Service (the "IRS"). We do not guarantee the income tax status of the contracts. Purchasers bear the complete risk that the contracts may not be treated as "annuity contracts" under federal income tax laws. For a discussion of federal income taxes as they relate to the funds, please see the accompanying prospectuses for the funds.


INCOME TAX STATUS
    We are taxed as a life insurance company under Part 1 of Subchapter L of the Code. Since the Account is not a separate entity from Phoenix and its operations form a part of Phoenix, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains on the assets of the Account are reinvested and taken into account in determining the contract value. Under existing federal income tax law, the Account's investment income, including realized net capital gains, is not taxed to us. We reserve the right to make a deduction for taxes should they be imposed on us with respect to such items in the future.

TAXATION OF ANNUITIES IN GENERAL--NON-QUALIFIED PLANS
    Section 72 of the Code governs taxation of annuities. In general, a contract owner is not taxed on increases in value of the units held under a contract until some form of distribution is made. However, in certain cases the increase in value may be subject to tax currently. In the case of contracts not owned by natural persons, see "Contracts Owned by Non-Natural Persons." In the case of contracts not meeting the diversification requirements, see "Diversification Standards."

SURRENDERS OR WITHDRAWALS
    For fixed annuity payments, the taxable portion of each payment is determined by using a formula known as the "exclusion ratio," which establishes the ratio that the investment in the contract bears to the total expected amount of annuity payments for the term of the contract. That ratio is then applied to each payment to determine the non-taxable portion of the payment. The remaining portion of each payment is taxed as ordinary income. For variable annuity payments, the taxable portion is determined by a formula that establishes a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the investment in the contract by the total number of expected periodic payments. The remaining portion of each payment is taxed as ordinary income. Once the excludable portion of annuity payments equals the investment in the contract, the balance of the annuity payments will be fully taxable. For certain regular IRAs and all SIMPLE IRAs, there may be no investment in the contract resulting in the full amount of the payments being taxable. A simplified method of determining the exclusion ratio is effective with respect to qualified plan annuities starting after November 18, 1996.

    Withholding of federal income taxes on all distributions may be required unless the recipient elects not to have any amounts withheld and properly notifies VPMO of that election.

PENALTY TAX ON CERTAIN SURRENDERS AND WITHDRAWALS
    Amounts surrendered or distributed before the taxpayer reaches age 59 1/2 are subject to a penalty tax equal to ten percent (10%) of the portion of such amount that is includable in gross income. However, the penalty tax will not apply to withdrawals: (i) made on or after the death of the contract owner (or where the contract owner is not an individual, the death of the "Primary Annuitant," who is defined as the individual the events in whose life are of primary importance in affecting the timing and amount of the payout under the contract); (ii) attributable to the taxpayer's becoming totally disabled within the meaning of Code Section 72(m)(7); (iii) which are part of a series of substantially equal periodic payments made (not less frequently than annually) for the life (or life expectancy) of the taxpayer, or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary; (iv) allocable to investment in the contract before August 14, 1982; (v) under a qualified funding asset (as defined in Code Section 130(d)); (vi) under an immediate annuity contract (as defined in Code Section 72(u)(4)); or (vii) that are purchased by an employer on termination of certain types of qualified plans and which are held by the employer until the employee separates from service.


    If the penalty tax does not apply to a withdrawal as a result of the application of item (iii) above, and the series of payments are subsequently modified (other than by reason of death or disability), the tax for the first year when the modification occurs will be increased by an amount (determined by the U.S. Treasury regulations) equal to the tax that would have been imposed but for item (iii) above, plus interest for the deferral period, but only if the modification takes place: (a) within 5 years from the date of the first payment, or (b) before the taxpayer reaches age 59 1/2.


    Separate tax withdrawal penalties apply to IRAs. See "Penalty Tax on Surrenders and Withdrawals from IRAs."

ADDITIONAL CONSIDERATIONS
TRANSFER OF ANNUITY CONTRACTS
    Transfers of non-qualified contracts prior to the maturity date for less than full and adequate consideration to the contract owner at the time of such transfer, will trigger tax on the gain in the contract, with the transferee getting a step-up in basis for the amount included in the contract owner's income. This provision does not apply to transfers between spouses or incident to a divorce.

CONTRACTS OWNED BY NON-NATURAL PERSONS

    If a non-natural person (for example, a corporation) holds the contract the income on that contract (generally the increase in the net surrender value less the premium) is includable in income each year. The rule does not apply where the non-natural person is the nominal owner of a contract and the beneficial owner is a natural person. The rule also does not apply where the annuity contract is acquired by the estate of a decedent, where the contract is held under an IRA, where the contract is a qualified funding asset for structured settlements, or where the contract is purchased on behalf of an employee upon termination of a qualified plan, and nor if the annuity contract is an immediate annuity.


SECTION 1035 EXCHANGES

    Code Section 1035 provides, in general, that no gain or loss shall be recognized on the exchange of one annuity contract for another. A replacement contract obtained in a tax-free exchange of contracts generally succeeds to the status of the surrendered contract. If the surrendered contract was issued prior to August 14, 1982, the tax rules that formerly provided that the surrender was taxable only to the extent the amount received exceeds the contract owner's investment in the contract will continue to apply. In contrast, contracts issued on or after January 19, 1985 are, in a Code Section 1035 exchange, treated as new contracts for purposes of the distribution-at-death rules. Special rules and procedures apply to Code Section 1035 transactions. Prospective contract owners wishing to take advantage of Code Section 1035 should consult their tax advisers.


DIVERSIFICATION STANDARDS
DIVERSIFICATION REGULATIONS
    To comply with the diversification regulations under Code Section 817(h) ("Diversification Regulations"), after a start-up period, each series of the funds will be required to diversify its investments. The Diversification Regulations generally require that, on the last day of each calendar quarter that the series' assets be invested in no more than:

[diamond] 55% in any 1 investment

[diamond] 70% in any 2 investments

[diamond] 80% in any 3 investments

[diamond] 90% in any 4 investments

    A "look-through" rule applies to treat a pro rata portion of each asset of a series as an asset of the Account, and each series of the funds are tested for compliance with the percentage limitations. All securities of the same issuer are treated as a single investment. As a result of the 1988 Act, each government agency or instrumentality will be treated as a separate issuer for purposes of these limitations.

    The U.S. Treasury Department has indicated that the Diversification Regulations do not provide guidance regarding the circumstances in which contract owner control of the investments of the Account will cause the contract owner to be treated as the owner of the assets of the Account, thereby resulting in the loss of favorable tax treatment for the contract. At this time, it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance. The amount of contract owner control which may be exercised under the contract is different in some respects from the situations addressed in published rulings issued by the IRS in which was held that the policyowner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the contract owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the contract owner to be considered as the owner of the assets of the Account resulting in the imposition of federal income tax to the contract owner with respect to earnings allocable to the contract prior to receipt of payments under the contract.

    In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling generally will be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the contract owner being retroactively determined to be the owner of the assets of the Account.

    Due to the uncertainty in this area, we reserve the right to modify the contract in an attempt to maintain favorable tax treatment.

    We represent that we intend to comply with the Diversification Regulations to assure that the contracts continue to be treated as annuity contracts for federal income tax purposes.

DIVERSIFICATION REGULATIONS AND QUALIFIED PLANS
    Code Section 817(h) applies to a variable annuity contract other than a pension plan contract. The Diversification Regulations reiterate that the diversification requirements do not apply to a pension plan contract. The IRAs (described below) are defined as "pension plan contracts" for these purposes. Notwithstanding the exception of IRA contracts from application of the diversification rules, all investments of the Phoenix IRA contracts (i.e., the funds) will be structured to comply with the diversification standards because the funds serve as the investment vehicle for non-qualified contracts as well as IRA contracts.

INDIVIDUAL RETIREMENT ANNUITY
    The contract may be used with several types of IRAs. The tax rules applicable to IRAs vary according to the type of IRAs. No attempt is made here to provide more than general information about the use of the contracts with the various types of IRAs.

    On July 6, 1983, the Supreme Court decided in ARIZONA GOVERNING COMMITTEE V. NORRIS that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The contracts sold by Phoenix in connection with certain IRAs which are considered sponsored by an employer for its employees will utilize annuity tables which do not differentiate on the basis of sex. Such annuity tables also will be available for use in connection with certain non-qualified deferred compensation plans.

IRAs
    Code Sections 408 and 408A permit eligible individuals to contribute to an individual retirement program known as an "IRA." These IRAs are subject to limitations on the amount which may be contributed, the persons who may be eligible and on the time when distributions may commence. In addition, distributions from certain other types of qualified plans may be placed on a tax-deferred basis into an IRA. Effective January 1, 1997, employers may establish a new type of IRA called SIMPLE (Savings Incentive Match Plan for Employees). Special rules apply to participants' contributions to and withdrawals from SIMPLE IRAs. Also effective January 1, 1997, salary reduction IRAs (SARSEP) no longer may be established. Effective January 1, 1998, individuals may establish Roth IRAs. Special rules also apply to contributions to and withdrawals from Roth IRAs.

PENALTY TAX ON CERTAIN SURRENDERS AND WITHDRAWALS
FROM IRAs
    Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of certain early distribution from IRAs qualified under Code The penalty is increased to 25% instead of 10% for SIMPLE IRAs if distribution occurs within the first two years of the contract owner's participation in the SIMPLE IRA. To the extent amounts are not includable in gross income because they have been properly rolled over to an IRA or to another eligible IRA or qualified plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the contract owner or annuitant (as applicable) reaches age 59 1/2; (b) distributions following the death or disability of the contract owner or annuitant (as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the contract owner or annuitant (as applicable) or the joint lives (or joint life expectancies) of such contract owner or annuitant (as applicable) and his or her designated beneficiary; (d) distributions made to the contract owner or annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the contract owner or annuitant (as applicable) for amounts paid during the taxable year for medical care; (e) distributions from an IRA for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the contract owner and his or her spouse and dependents if the contract owner has received unemployment compensation for at least 12 weeks. This exception will no longer apply after the contract owner has been reemployed for at least 60 days and (f) distributions for first-time home purchase expenses (maximum $10,000) or certain qualified educational expenses of the contract owner, spouse, children or grandchildren of the contract owner.

    Roth IRAs are subject to the early distribution penalties described above. In addition, Roth IRAs, which contain amounts converted from regular or SIMPLE IRAs, are subject to a 10% penalty if made prior to the expiration of the five-year holding period beginning with the year of the conversion.

Generally, distributions from regular and SIMPLE IRAs must commence no later than April 1 of the calendar year following the year in which the contract owner attains age 70 1/2. The required distribution rules do not apply to Roth IRAs provided Roth IRA rules regarding age and holding periods have been met. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

SEEK TAX ADVICE
    The above description of federal income tax consequences of the different types of IRAs which may be funded by the contracts offered by this prospectus is only a brief summary meant to alert you to the issues and is not intended as tax advice. The rules governing the provisions of IRAs are extremely complex and often difficult to comprehend. Anything less than full compliance with the applicable rules, all of which are subject to change, may have adverse tax consequences. A prospective contract owner considering adoption of an IRA and purchase of a contract in connection therewith should first consult a qualified tax adviser, with regard to the suitability of the contract as an investment vehicle for the IRA.

SALES OF CONTRACTS
--------------------------------------------------------------------------------

    The principal underwriter of the contracts is PEPCO. Contracts may be purchased through registered representatives of W.S. Griffith & Company, Inc. ("WSG") who are licensed to sell our annuity contracts. WSG is an indirect wholly-owned subsidiary of Phoenix. PEPCO is an indirect, majority owned subsidiary of Phoenix. Contracts also may be purchased through other broker-dealers or entities registered under or exempt under the Securities Exchange Act of 1934, whose representatives are authorized by applicable law to sell contracts under terms of agreement provided by PEPCO and terms of agreement provided by Phoenix.


    In addition to reimbursing PEPCO for its expenses, we pay PEPCO an amount equal to up to 7.25% of the payments made under the contract. PEPCO pays any qualified distribution organization an amount, which may not exceed 7.25% of the payments under the contract. We will pay any such amount paid with respect to contracts sold through other broker-dealers to or through PEPCO. The amounts paid are not deducted from the payments. Deductions for surrender charges (as described under "Surrender Charges") may be used as reimbursement for commission payments.

    Although the Glass-Steagall Act prohibits banks and bank affiliates from engaging in the business of underwriting securities, banking regulators have not indicated that such institutions are prohibited from purchasing variable annuity contracts upon the order and for the account of their customers.

STATE REGULATION
--------------------------------------------------------------------------------
    We are subject to the provisions of the New York insurance laws applicable to life insurance companies and to regulation and supervision by the New York Superintendent of Insurance. We also are subject to the applicable insurance laws of all the other states and jurisdictions in which it does an insurance business.

    State regulation of Phoenix includes certain limitations on the investments that may be made for its general account and separate accounts, including the Account. It does not include, however, any supervision over the investment policies of the Account.

REPORTS
--------------------------------------------------------------------------------
    Reports showing the contract value and containing the financial statements of the Account will be furnished to you at least annually.

VOTING RIGHTS
--------------------------------------------------------------------------------
    As stated above, all of the assets held in an available subaccount will be invested in shares of a corresponding series of the funds. We are the legal owner of those shares and as such has the right to vote to elect the Board of Trustees of the funds, to vote upon certain matters that are required by the Investment Company Act of 1940 ("1940 Act") to be approved or ratified by the shareholders of a mutual fund and to vote upon any other matter that may be voted upon at a shareholder' meeting. However, we intend to vote the shares of the funds at regular and special meetings of the shareholders of the funds in accordance with instructions received from owners of the contracts.

    We currently intend to vote fund shares attributable to any of our assets and fund shares held in each subaccount for which no timely instructions from owners are received in the same proportion as those shares in that subaccount for which instructions are received. In the future, to the extent applicable federal securities laws or regulations permit us to vote some or all shares of the fund in its own right, it may elect to do so.

    Matters on which owners may give voting instructions may include the following: (1) election of the Board of Trustees of a fund; (2) ratification of the independent accountant for a fund; (3) approval or amendment of the investment advisory agreement for the series of the fund corresponding to the owner's selected subaccount(s); (4) any change in the fundamental investment policies or restrictions of each such series; and (5) any other matter requiring a vote of the Shareholders of a fund. With respect to amendment of any investment advisory agreement or any change in a series' fundamental investment policy, owners participating in such series will vote separately on the matter.

    The number of votes that you have the right to cast will be determined by applying your percentage interest in a subaccount to the total number of votes attributable to the subaccount. In determining the number of votes, fractional shares will be recognized. The number of votes for which you may give us instructions will be determined as of the record date for fund shareholders chosen by the Board of Trustees of a fund. We will furnish you with proper forms and proxies to enable them to give these instructions.

LEGAL MATTERS
--------------------------------------------------------------------------------
    Edwin L. Kerr, Counsel, and Brian A. Giantonio, Counsel, have provided advice on certain matters relating to the federal securities and income tax laws in connection with the contracts described in this prospectus.

SAI
--------------------------------------------------------------------------------

    The SAI contains more specific information and financial statements relating to the Account and Phoenix. The Table of Contents of the SAI is set forth below:


o  Underwriter
o  Calculation of Yield and Return
o  Calculation of Annuity Payments
o  Experts
o  Financial Statements

    Contract owner inquiries and requests for a SAI should be directed, in writing, to Phoenix Variable Products Mail Operations at P.O. Box 8027, Boston, Massachusetts 02266-8027, or by calling VAO at 800/541-0171.

APPENDIX A


PERFORMANCE HISTORY FOR CONTRACTS
--------------------------------------------------------------------------------
    From time to time, the Account may include the performance history of any or all subaccounts in advertisements, sales literature or reports. Performance information about each subaccount is based on past performance only and is not an indication of future performance. Performance information may be expressed as yield and effective yield of the Phoenix-Goodwin Money Market Subaccount, as yield of the Phoenix-Goodwin Multi-Sector Fixed Income Subaccount and as total return of any subaccount. For the Phoenix-Goodwin Multi-Sector Fixed Income Subaccount, quotations of yield will be based on all investment income per unit earned during a given 30-day period (including dividends and interest), less expenses accrued during the period ("net investment income") and are computed by dividing the net investment income by the maximum offering price per unit on the last day of the period.

    When a subaccount advertises its total return, it usually will be calculated for 1 year, 5 years and 10 years or since inception if the subaccount has not been in existence for at least 10 years. Total return is measured by comparing the value of a hypothetical $1,000 investment in the subaccount at the beginning of the relevant period to the value of the investment at the end of the period, assuming the reinvestment of all distributions at net asset value and the deduction of all applicable contract charges except for taxes (which vary by state) at the beginning of the relevant period.

    For those subaccounts within the Account that have not been available for one of the quoted periods, the standardized average annual total return quotations may show the investment performance such subaccount would have achieved (reduced by the applicable charges) had it been available to invest in shares of the fund for the period quoted.

    THE SUBACCOUNTS FOR THIS CONTRACT COMMENCED OPERATIONS AS OF THE DATE OF THIS PROSPECTUS; THEREFORE, TOTAL RETURN DATA IS NOT AVAILABLE.

    Current yield for the Phoenix-Goodwin Money Market Subaccount is based upon the income earned by the subaccount over a 7-day period and then annualized, i.e., the income earned in the period is assumed to be earned every 7 days over a 52-week period and stated as a percentage of the investment. Effective yield is calculated similarly but when annualized, the income earned by the investment is assumed to be reinvested in subaccount units and thus compounded in the course of a 52-week period. Yield and effective yield reflect the recurring charges on the Account level excluding the annual payment charge.


    Yield calculations of the Phoenix-Goodwin Money Market Subaccount used for illustration purposes are based on the consideration of a hypothetical contract owner's account having a balance of exactly 1 unit at the beginning of a 7-day period, which period will end on the date of the most recent financial statements. The yield for the subaccount during this 7-day period will be the change in the value of the hypothetical contract owner's account's original unit. The following is an example of how these yield quotations are calculated.


Example:
Value of hypothetical pre-existing account with
exactly one unit at the beginning of the period:....   $1.000000
Value of the same account (excluding capital
changes) at the end of the 7-day period:............    1.001003
Calculation:
  Ending account value..............................    1.001003
  Less beginning account value......................    1.000000
  Net change in account value.......................    0.001003
Base period return:
  (adjusted change/beginning account value).........    0.001003
Current yield = return x (365/7) =..................       5.23%
Effective yield = [(1 + return)(365/7)]-1 =..........      5.37%

    The current yield and effective yield information will fluctuate, and publication of yield information may not provide a basis for comparison with bank deposits, other investments which are insured and/or pay a fixed yield for a stated period of time, or other investment companies, due to charges which will be deducted on the Account level.

    A subaccount's performance may be compared to that of the Consumer Price Index or various unmanaged equity or bond indices such as the Dow Jones Industrial Average(SM), the Standard & Poor's 500 Composite Stock Price Index ("S&P 500"), and the Europe Australia Far East Index, and also may be compared to the performance of the other variable annuity accounts as reported by services such as Lipper Analytical Services, Inc. ("Lipper"), CDA Investment Technologies, Inc. ("CDA") and Morningstar, Inc. or in other various publications. Lipper and CDA are widely recognized independent rating/ranking services. A subaccount's performance also may be compared to that of other investment or savings vehicles.

    Advertisements, sales literature and other communications may contain information about any series' or advisors' current investment strategies and management style. Current strategies and style may change to respond to a changing market and economic conditions. From time to time, the Series may discuss specific portfolio holdings or industries in such communications. To illustrate components of overall performance, the series may separate their cumulative and average annual returns into income results and capital gains or losses; or cite separately as a return figure the equity or bond portion of a series' portfolio; or compare a series' equity or bond return figure to well-known indices of market performance including, but not limited to, the S&P 500, Dow Jones Industrial Average(SM), First Boston

High Yield Index and Solomon Brothers Corporate and Government Bond Indices.

    EACH FUND'S ANNUAL REPORT, AVAILABLE UPON REQUEST AND WITHOUT CHARGE, CONTAINS A DISCUSSION OF THE PERFORMANCE OF THE FUNDS AND A COMPARISON OF THAT PERFORMANCE TO A SECURITIES MARKET INDEX.

APPENDIX B

DEDUCTIONS FOR PREMIUM TAXES
QUALIFIED AND NON-QUALIFIED ANNUITY CONTRACTS
--------------------------------------------------------------------------------





STATE                                              NON-QUALIFIED       QUALIFIED

California ..................................           2.35%             0.50%

Kentucky(1)..................................

Maine........................................           2.00

Nevada.......................................           3.50

South Dakota.................................           1.25

West Virginia................................           1.00              1.00

Wyoming......................................           1.00



Commonwealth of Puerto Rico..................           1.00%             1.00%



NOTE: The above premium tax deduction rates are as of January 1, 2000. No premium tax deductions are made for states not listed above. However, premium tax statutes are subject to amendment by legislative act and to judicial and administrative interpretation, which may affect both the above list of states and the applicable tax rates. Consequently, we reserve the right to deduct premium tax when necessary to reflect changes in state tax laws or interpretation.

For a more detailed explanation of the assessment of taxes, see "Deductions and Charges--Tax."

(1) Effective January 1, 2000, Kentucky no longer imposes premium tax on variable annuities.

APPENDIX C


ILLUSTRATIONS OF ANNUITY PAYMENTS ASSUMING HYPOTHETICAL RATES OF RETURN
--------------------------------------------------------------------------------

    The following illustrations have been prepared to show how investment performance affects variable annuity payments over time. The monthly annuity payments reflect three different assumptions for a constant investment return before all expenses: 0%, 6%, and 12%. These are hypothetical rates of return and we do not guarantee that the contract would earn these returns for any one year or sustained period of time. The tables are for illustrative purposes only and do not represent past or future investment returns.

    The monthly annuity payments may be more or less than shown if the actual returns of the subaccounts are different than those illustrated. Since it is very likely that investment returns will fluctuate over time, the amount of variable annuity payments will also fluctuate. The total amount of annuity payments ultimately received will depend on cumulative investments returns and how long the annuitant lives and the payment option chosen.


    The assumed interest rate will also affect the amount of variable annuity payments. Payments will increase from one payment calculation date to the next if the net investment factor is greater than the assumed interest rate, and will decrease if the net investment factor is less than the assumed interest rate.


    Each of the following illustrations have a different assumed interest rate. The assumed interest rates of 3%, 5% and 6% are highlighted on each illustration page.

    The monthly annuity payments reflect the deduction of all fees and expenses. Actual fund fees and expenses will vary from year to year and may be higher or lower than the assumed rate. The illustrations assume that each fund will incur expenses at an average annual rate of 0.83% of the average daily net assets. This is a weighted average of the fund expenses shown in the fund annual expense table on pages 7 and 8. While the expense reimbursement arrangements described on pages 7 and 8 are expected to continue at least through 2001, discontinuing one or more of such arrangements will increase the expenses of the fund. Increased fund expenses will reduce performance and reduce monthly payments. The risk and administrative fee is calculated in aggregate, at an annual rate of 1.40% of the average daily net assets of the subaccounts. After taking these fees and expenses into account, the illustrated gross investment returns of 0%, 6% and 12% are approximately equal to net rates of -2.23%, 3.77% and 9.77%, respectively. The $24 annual payment charge is taken as a $2 deduction from each variable annuity payment.

--------------------------------------------------------------------------------

                            PHOENIX INCOME EDGE

                         INITIAL ANNUITY DATE:   1/1/2001
      INITIAL VARIABLE ANNUITY PAYMENT AMOUNT:   $1,000
                               PAYMENT OPTION:   20 YEAR SPECIFIED PERIOD
                  FREQUENCY OF ANNUITY INCOME:   MONTHLY
                        ASSUMED INTEREST RATE:   3.0%
                             AVERAGE MGMT FEE:   0.83%
                  RISK AND ADMINISTRATIVE FEE:   1.40%

--------------------------------------------------------------------------------
   ANNUAL RATE OF INTEREST BEFORE EXPENSES:    0.00%         6.00%        12.00%
    ANNUAL RATE OF INTEREST AFTER EXPENSES    -2.23%         3.77%         9.77%

    PAYMENT CALCULATION DATE:                     MONTHLY PAYMENTS
--------------------------------------------------------------------------------
        January 1, 2001              $1,000             $1,000            $1,000
        January 1, 2002                $949             $1,006            $1,064
        January 1, 2003                $901             $1,013            $1,131
        January 1, 2004                $856             $1,019            $1,203
        January 1, 2005                $812             $1,026            $1,278
        January 1, 2006                $771             $1,033            $1,361
        January 1, 2007                $732             $1,039            $1,447
        January 1, 2008                $695             $1,046            $1,539
        January 1, 2009                $660             $1,053            $1,636
        January 1, 2010                $626             $1,060            $1,740
        January 1, 2011                $595             $1,066            $1,851
        January 1, 2012                $564             $1,073            $1,968
        January 1, 2013                $536             $1,080            $2,093
        January 1, 2014                $509             $1,087            $2,226
        January 1, 2015                $483             $1,094            $2,367
        January 1, 2016                $458             $1,101            $2,517
        January 1, 2017                $435             $1,108            $2,677
        January 1, 2018                $413             $1,115            $2,847
        January 1, 2019                $392             $1,123            $3,028
        January 1, 2020                $372             $1,130            $3,220
--------------------------------------------------------------------------------

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED TO REPRESENT PAST OR FUTURE INVESTMENT PERFORMANCE. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN SHOWN AND ARE BASED ON MANY FACTORS.

--------------------------------------------------------------------------------

                            PHOENIX INCOME EDGE

                         INITIAL ANNUITY DATE:   1/1/2001
      INITIAL VARIABLE ANNUITY PAYMENT AMOUNT:   $1,000
                               PAYMENT OPTION:   20 YEAR SPECIFIED PERIOD
                  FREQUENCY OF ANNUITY INCOME:   MONTHLY
                        ASSUMED INTEREST RATE:   5.0%
                             AVERAGE MGMT FEE:   0.83%
                  RISK AND ADMINISTRATIVE FEE:   1.40%

--------------------------------------------------------------------------------
   ANNUAL RATE OF INTEREST BEFORE EXPENSES:    0.00%         6.00%        12.00%
    ANNUAL RATE OF INTEREST AFTER EXPENSES    -2.23%         3.77%         9.77%

    PAYMENT CALCULATION DATE:                     MONTHLY PAYMENTS
--------------------------------------------------------------------------------
        January 1, 2001              $1,000           $1,000              $1,000
        January 1, 2002                $931             $987              $1,043
        January 1, 2003                $867             $975              $1,088
        January 1, 2004                $808             $962              $1,135
        January 1, 2005                $752             $950              $1,184
        January 1, 2006                $700             $938              $1,236
        January 1, 2007                $652             $926              $1,289
        January 1, 2008                $607             $914              $1,345
        January 1, 2009                $565             $902              $1,403
        January 1, 2010                $526             $891              $1,463
        January 1, 2011                $490             $879              $1,527
        January 1, 2012                $456             $868              $1,593
        January 1, 2013                $425             $857              $1,661
        January 1, 2014                $396             $846              $1,733
        January 1, 2015                $368             $835              $1,808
        January 1, 2016                $343             $825              $1,886
        January 1, 2017                $319             $814              $1,968
        January 1, 2018                $297             $804              $2,053
        January 1, 2019                $277             $793              $2,141
        January 1, 2020                $258             $783              $2,234
--------------------------------------------------------------------------------

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED TO REPRESENT PAST OR FUTURE INVESTMENT PERFORMANCE. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN SHOWN AND ARE BASED ON MANY FACTORS.

--------------------------------------------------------------------------------


                            PHOENIX INCOME EDGE

                         INITIAL ANNUITY DATE:   1/1/01
      INITIAL VARIABLE ANNUITY PAYMENT AMOUNT:   $1,000
                               PAYMENT OPTION:   20 YEAR SPECIFIED PERIOD
                  FREQUENCY OF ANNUITY INCOME:   MONTHLY
                        ASSUMED INTEREST RATE:   6.0%
                             AVERAGE MGMT FEE:   0.83%
                  RISK AND ADMINISTRATIVE FEE:   1.40%

--------------------------------------------------------------------------------
   ANNUAL RATE OF INTEREST BEFORE EXPENSES:    0.00%         6.00%        12.00%
    ANNUAL RATE OF INTEREST AFTER EXPENSES    -2.23%         3.77%         9.77%

    PAYMENT CALCULATION DATE:                     MONTHLY PAYMENTS
--------------------------------------------------------------------------------
            January 1, 2001            $1,000           $1,000            $1,000
            January 1, 2002              $922             $978            $1,033
            January 1, 2003              $851             $956            $1,068
            January 1, 2004              $785             $935            $1,103
            January 1, 2005              $724             $914            $1,140
            January 1, 2006              $668             $894            $1,178
            January 1, 2007              $616             $875            $1,218
            January 1, 2008              $568             $855            $1,258
            January 1, 2009              $524             $836            $1,300
            January 1, 2010              $483             $818            $1,344
            January 1, 2011              $446             $800            $1,388
            January 1, 2012              $411             $782            $1,435
            January 1, 2013              $379             $765            $1,483
            January 1, 2014              $350             $748            $1,532
            January 1, 2015              $322             $731            $1,583
            January 1, 2016              $297             $715            $1,636
            January 1, 2017              $274             $699            $1,690
            January 1, 2018              $253             $684            $1,747
            January 1, 2019              $233             $669            $1,805
            January 1, 2020              $215             $654            $1,865
--------------------------------------------------------------------------------

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED TO REPRESENT PAST OR FUTURE INVESTMENT PERFORMANCE. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN SHOWN AND ARE BASED ON MANY FACTORS.

                                     PART B
                            INFORMATION REQUIRED IN A
                       STATEMENT OF ADDITIONAL INFORMATION

                          PHOENIX INCOME EDGE


HOME OFFICE:                                           PHOENIX VARIABLE PRODUCTS
One American Row                                        MAIL OPERATIONS ("VPMO")
Hartford, Connecticut                                              P.O. Box 8027
                                                Boston, Massachusetts 02266-8027



                   PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
                 PHOENIX HOME LIFE VARIABLE ACCUMULATION ACCOUNT


          SINGLE PREMIUM IMMEDIATE FIXED AND VARIABLE ANNUITY CONTRACT


                       STATEMENT OF ADDITIONAL INFORMATION



This Statement of Additional Information is not a prospectus and should be read in conjunction with the prospectus, dated January 16, 2001. You may obtain a copy of the prospectus without charge by contacting Phoenix Home Life Mutual Insurance Company ("Phoenix") at the above address and telephone number.





                                TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----

Underwriter............................................................        2

Calculation of Yield and Return........................................        2

Calculation of Annuity Payments .......................................        3

Experts ...............................................................        4

Account Financial Statements...........................................     SA-1

Company Financial Statements...........................................      F-1

UNDERWRITER
--------------------------------------------------------------------------------

PEPCO, an affiliate of Phoenix, offers these contracts on a continuous basis. Because the contract was not available unit January 16, 2001, no contracts were sold during fiscal years 1997, 1998 and 1999; therefore PEPCO was not paid for sales of these contracts and retained $0.


CALCULATION OF YIELD AND RETURN
--------------------------------------------------------------------------------

    Yield of the Phoenix-Goodwin Money Market Subaccount. We summarize the following information in the prospectus under the heading "Performance History." We calculate the yield of the Phoenix-Goodwin Money Market Subaccount for a 7-day "base period" by determining the "net change in value" of a hypothetical pre-existing account. We assume the hypothetical account had an initial balance of one share at the beginning of the base period. We then determine what the value of the hypothetical account would have been at the end of the 7-day base period. The end value minus the initial value gives us the net change in value for the hypothetical account. The net change in value can then be divided by the initial value giving us the base period return (one week's return). To find the equivalent annual return we multiply the base period return by 365/7. The equivalent effective annual yield differs from the annual return because we assume all returns are reinvested in the subaccount. We carry results to the nearest hundredth of one percent.


    The net change in value of the hypothetical account includes the daily net investment income of the account (after expenses), but does not include realized gains or losses or unrealized appreciation or depreciation on the underlying fund shares.

    The yield/return calculations include a risk and administrative fee equal to 1.40% on an annual basis.

    The Phoenix-Goodwin Money Market Subaccount return and effective yield will vary in response to fluctuations in interest rates and in the expenses of the subaccount.

    We do not include the maximum annual administrative fee in calculating the current return and effective yield. Should such a fee apply to your account, current return and/or effective yield for your account could be reduced.

    Example Calculation: the following is an example of how return/yield calculations for the Phoenix-Goodwin Money Market Subaccount are calculated:

Value of hypothetical pre-existing account with     $1.000000
   exactly one Unit at the beginning of the period:
Value of the same account (excluding capital         1.001003
   changes) at the end of the 7-day period:......
Calculation:
   Ending account value..........................    1.001003
   Less beginning account value..................    1.000000
   Net change in account value...................    0.001003
Base period return:
   (adjusted change/beginning account value).....    0.001003
Current yield = return x (365/7) =...............    5.23%
Effective yield = [(1 + return)(365/7)] -1 =.......  5.37%

    Yields and total returns may be higher or lower than in the past and there is no assurance that any historical results will continue.

    Calculation of Total Return. We summarize the following information in the prospectus under the heading, "Performance History." Total return measures the change in value of a subaccount investment over a stated period. We compute total returns by finding the average annual compounded rates of return over the 1-, 5- and 10-year periods that would equate the initial amount invested to the ending redeemable value according to a formula. The formula for total return includes the following steps:

(1) We assume a hypothetical $1,000 initial investment in the subaccount;

(2) We determine the value the hypothetical initial investment would have were it redeemed at the end of each period. All recurring fees and any applicable contingent deferred sales charge are deducted. This figure is the ending redeemable value (ERV in the formula given below);

(3) We divide this value by the initial $1,000 investment, resulting in ratio of the ending redeemable value to the initial value for that period;

(4) To get the average annual total return we take the n(th) root of the ratio from step (3), where n equals the number of years in that period (e.g. 1, 5, 10), and subtract one.

The formula in mathematical terms is:

R = ((ERV / II)(1/n)) - 1

Where:

    II    =   a hypothetical initial payment of $1,000
    R     =   average annual total return for the period
    n     =   number of years in the period
    ERV   =   ending redeemable value of the hypothetical
              $1,000 for the period [see (2) and (3) above]

    We normally calculate total return for 1-year, 5-year and 10-year periods for each subaccount. If a subaccount has not been available for at least 10 years, we will provide total returns for other relevant periods.

PERFORMANCE INFORMATION

    Advertisements, sale literature and other communications may contain information about series' or advisor's current investment strategies and management style. An advisor may alter investment strategies and style in response to changing market and economic conditions. A fund may wish to make known a series' specific portfolio holdings or holdings in specific industries. A fund may also separately illustrate the income and capital gain portions of a series' total return. Performance might also be advertised by breaking down returns into equity and debt components. A series may compare its equity or bond return figure to any of a number of well-known benchmarks of market performance, including, but not limited to:


      The Dow Jones Industrial Average(SM)1
      First Boston High Yield Index
      Salomon Brothers Corporate Index
      Salomon Brothers Government Bond Index
      The Standard & Poor's 500 Index (S&P 500)2

    Each subaccount may include its yield and total return in advertisements or communications with current or prospective contract owners. Each subaccount may also include in such advertisements, its ranking or comparison to similar mutual funds by such organizations as:

      Lipper Analytical Services
      Morningstar, Inc.
      Thomson Financial

    A fund may also compare a series' performance to other investment or savings vehicles (such as certificates of deposit) and may refer to results published in such publications as:

      Barrons
      Business Week
      Changing Times
      Forbes
      Fortune
      Consumer Reports
      Investor's Business Daily
      Financial Planning
      Financial Services Weekly
      Financial World
      Money
      The New York Times
      Personal Investor
      Registered Representative
      U.S. News and World Report
      The Wall Street Journal


A fund may also illustrate the benefits of tax deferral by comparing taxable investments with investments through tax-deferred retirement plans.

    The total return and yield may be used to compare the performance of the subaccounts with certain commonly used standards for stock and bond market performance. Such indexes include, but are not limited to:


      The Dow Jones Industrial Average(SM)
      First Boston High Yield Index
      Salomon Brothers Corporate Index
      Salomon Brothers Government Bond Index
      The S&P 500


    We may use historical performance of the subaccounts, the S&P 500, or other recognized investment benchmark portfolio to illustrate periodic annuity income amounts. We will reflect the 1.40% Risk and Administrative Fee and actual or assumed subaccount expenses in all illustrations.

CALCULATION OF ANNUITY PAYMENTS
--------------------------------------------------------------------------------

    See your prospectus in the section titled "The Annuity Period" for a description of the payment options.


    You elect a payment option when you purchase your contract as described in your prospectus. You may not change the payment option you elect.

FIXED ANNUITY PAYMENTS
    On the Annuity Date, a stream of Annuity Payments is purchased. The amount of the Fixed Annuity Payment will be the value in the Contract allocated to the Fixed Income Allocation, divided by $1,000, then multiplied by the appropriate factor for the Payment Option selected.

    Under Options A-E, guaranteed rates are based on the a-49 Annuity Table4 projected to 1985 with Projection Scale B. We use the minimum assumed interest rate of 3%. If our rates in effect on the annuity date are more favorable (i.e. higher-paying), we will use those rates.

VARIABLE ANNUITY PAYMENTS
    Variable Annuity Payments after the first payment will vary with the investment experience of the Subaccounts.



----------
1 The Dow Jones Industrial Average(SM) (DJIA(SM)) is an unweighted3 index of
  30 industrial "blue chip" U.S. stocks. It is the oldest continuing U.S. market index. The 30 stocks now in the DJIA(SM) are both widely-held and a major influence in their respective industries. The average is computed in such a way as to preserve its historical continuity and account for such factors as stock splits and periodic changes in the components of the index. The editors of The Wall Street Journal select the component stocks of the DJIA(SM).

2 The S&P 500 is a market-value weighted(3) index composed of 500 stocks chosen for market size, liquidity, and industry group representation. It is one of the most widely used indicators of U.S. Stock Market performance. As of December 31, 1999 it contained 376 industrial, 41 utility, 72 financial and 11 transportation issues. The composition of the S&P 500 changes from time to time. Standard & Poor's Index Committee makes all decisions about the S&P 500.

3 Weighted and unweighted indexes: A market-value, or capitalization, weighted index uses relative market value (share price multiplied by the number of shares outstanding) to "weight" the influence of a stock's price on the index. Simply put, larger companies' stock prices influence the index more than smaller companies' stock prices. An unweighted index (such as the Dow Jones Industrial Average(SM)) uses stock price alone to determine the index value. A company's relative size has no bearing on its impact on the index.

4 The Society of Actuaries developed these tables to provide payment rates for annuities based on a set of mortality tables acceptable to most regulating authorities.

Payments may be either higher or lower than the first payment.

    Under Payment Options A, B, C, D, E and G, We determine the first payment by multiplying the value in the contract held under the selected option in each Subaccount by the applicable Payment Option rate. The first payment equals the total of such amounts determined for each Subaccount. We determine future payments under these options by multiplying the number of Annuity Units in each Subaccount by the Annuity Unit Value for each Subaccount on the Payment Calculation Date. The payment will equal the sum of the amounts provided by each Subaccount.

    Under Option F, We determine the amount of the initial distribution by dividing the amount of value in the contract held under this option by the life expectancy of the Annuitant.

    Under all payment options, the first payment is based on an assumed interest rate of either 3% or 6%. All subsequent payments may be higher or lower depending on investment experience of the subaccounts.

    The applicable rate used to determine the first variable annuity payment amount will not be less than the rate based on the 1983 Table A (1983 IAM)1 projected with Projection Scale G to the year 2040, and with continued projection thereafter, and on the assumed interest rate. If our rates in effect on the annuity date are more favorable (i.e. higher-paying), we will use those rates.

    We deduct a daily charge for risk and administrative fee from contract values held in the subaccounts. See your prospectus in the section titled "Deductions and Charges".

EXPERTS
--------------------------------------------------------------------------------
    The consolidated financial statements of Phoenix as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    Edwin L. Kerr, Counsel, and Brian A. Giantonio, Counsel, Phoenix Home Life Mutual Insurance Company, have provided advice on certain matters relating to the federal securities and income tax laws in connection with the contracts described in this prospectus.





----------
1 The Society of Actuaries developed these tables to provide payment rates for annuities based on a set of mortality tables acceptable to most regulating authorities.

         PHOENIX HOME LIFE
         ACCUMULATION ACCOUNT
         FINANCIAL STATEMENTS


         AS OF JANUARY 16, 2001, THERE HAVE BEEN NO DEPOSITS TO THE ACCOUNT; THEREFORE, FINANCIAL STATEMENTS ARE NOT AVAILABLE.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999
AND
SEPTEMBER 30, 2000 (UNAUDITED)

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
Report of Independent Accountants.............................................................................F-3
Consolidated Balance Sheet as of December 31, 1998 and 1999...................................................F-4
Consolidated Statement of Income, Comprehensive Income and Equity for the
  years ended December 31, 1997, 1998 and 1999................................................................F-5
Consolidated Statement of Cash Flows for the years ended December 31, 1997,
  1998 and 1999...............................................................................................F-6
Notes to Consolidated Financial Statements....................................................................F-8
Unaudited Interim Consolidated Balance Sheet as of September 30, 2000.........................................F-49
Unaudited Interim Consolidated Statement of Income, Comprehensive Income
  and Equity for the nine months ended September 30, 1999 and 2000............................................F-50
Unaudited Interim Consolidated Statement of Cash Flows for the nine months ended September 30, 1999 and 2000...........................................................................F-51
Notes to Unaudited Interim Consolidated Financial Statements..................................................F-53

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
Phoenix Home Life Mutual Insurance Company

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, comprehensive income and equity and of cash flows present fairly, in all material respects, the financial position of Phoenix Home Life Mutual Insurance Company and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 24, the Company has revised its accounting for the disposal of its property and casualty distribution business.

PRICEWATERHOUSECOOPERS LLP
Hartford, Connecticut
February 15, 2000, except as to Note 24, which is as of December 7, 2000

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
CONSOLIDATED BALANCE SHEET


                                                                                   AS OF DECEMBER 31,
                                                                        ----------------------------------------
                                                                                1998                     1999
                                                                        -------------------- -------------------
                                                                                      (IN MILLIONS)
Assets:
Investments
    Held-to-maturity debt securities, at amortized cost..........         $      1,762.9           $      2,027.7
    Available-for-sale debt securities, at fair value............                5,987.4                  5,506.8
    Equity securities, at fair value.............................                  302.7                    437.2
    Mortgage loans...............................................                  797.3                    716.8
    Real estate..................................................                   92.0                     92.0
    Policy loans.................................................                2,008.3                  2,042.6
    Venture capital partnerships.................................                  191.2                    338.1
    Other invested assets........................................                  149.2                    188.0
    Short-term investments.......................................                  186.0                    133.4
                                                                          --------------           --------------
       Total investments.........................................               11,477.0                 11,482.6

Cash and cash equivalents........................................                  127.0                    187.6
Accrued investment income........................................                  164.8                    174.9
Deferred policy acquisition costs................................                1,049.9                  1,306.7
Premiums, accounts and notes receivable..........................                  100.2                    119.2
Reinsurance recoverables.........................................                   18.9                     18.8
Property and equipment, net......................................                  150.4                    137.7
Goodwill and other intangible assets, net........................                  520.1                    593.3
Equity in unconsolidated subsidiaries............................                   45.4                     91.2
Net assets of discontinued operations (Note 13)..................                  298.7                    187.6
Other assets.....................................................                   38.4                     51.4
Separate account assets..........................................                4,798.9                  5,923.9
                                                                          --------------           --------------
    Total assets.................................................         $     18,789.7           $     20,274.9
                                                                          ==============           ==============

Liabilities:
    Policy liabilities and accruals..............................         $     10,578.6           $     10,899.8
    Policyholder deposit funds...................................                  531.7                    538.2
    Notes payable................................................                  449.3                    499.4
    Deferred income taxes........................................                  112.9                     83.3
    Other liabilities............................................                  489.7                    474.2
    Separate account liabilities.................................                4,798.9                  5,923.9
                                                                          --------------           --------------
       Total liabilities.........................................               16,961.1                 18,418.8
                                                                          --------------           --------------

    Contingent liabilities (Note 21)

Minority interest in net assets of consolidated subsidiaries.....                   92.0                    100.1
                                                                          --------------           --------------

Equity:
    Retained earnings............................................                1,642.3                  1,731.5
    Accumulated other comprehensive income.......................                   94.3                     24.5
                                                                          --------------           --------------
       Total equity..............................................                1,736.6                  1,756.0
                                                                          --------------           --------------

       Total liabilities and equity..............................         $     18,789.7           $     20,274.9
                                                                          ==============           ==============


        The accompanying notes are an integral part of these statements.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
CONSOLIDATED STATEMENT OF INCOME, COMPREHENSIVE
INCOME AND EQUITY


                                                                          FOR THE YEAR ENDED DECEMBER 31,
                                                                  ------------------------------------------------
                                                                       1997             1998            1999
                                                                  ------------- ------------------- --------------
                                                                                   (IN MILLIONS)
Revenues
    Premiums.............................................        $  1,087.7          $  1,175.8        $  1,175.7
    Insurance and investment product fees................             402.8               540.2             578.4
    Net investment income................................             723.3               862.2             956.8
    Net realized investment gains........................             111.0                58.2              75.8
                                                                 ----------          ----------        ----------
       Total revenues....................................           2,324.8             2,636.4           2,786.7
                                                                 ----------          ----------        ----------

Benefits and expenses
    Policy benefits and increase in policy liabilities...           1,201.9             1,409.8           1,373.1
    Policyholder dividends...............................             343.6               351.6             360.5
    Amortization of deferred policy acquisition costs....             102.6               137.6             146.6
    Amortization of goodwill and other intangible assets.              35.3                28.8              40.1
    Interest expense.....................................              28.0                29.8              34.0
    Other operating expenses.............................             415.3               488.4             533.9
                                                                 ----------          ----------        ----------
       Total benefits and expenses.......................           2,126.7             2,446.0           2,488.2
                                                                 ----------          ----------        ----------

Income from continuing operations before income taxes,
    minority interest and equity in earnings of
    unconsolidated subsidiaries..........................             198.1               190.4             298.5

Income taxes.............................................              44.9                67.8             110.4
                                                                 ----------          ----------        ----------
Income from continuing  operations before minority interest
    and equity in earnings of unconsolidated subsidiaries             153.2               122.6             188.1
Minority interest in net income of consolidated subsidiaries            8.9                10.5              10.1
Equity in earnings of unconsolidated subsidiaries........                .4                 (.1)              3.1
                                                                 ----------          -----------       ----------

Income from continuing operations........................             144.7               112.0             181.1

Discontinued operations (Note 13)
    Gain from operations, net of income taxes............              25.0                25.1              17.1
    Loss on disposal, net of income taxes................                 -                   -            (109.0)
                                                              --------------      --------------       -----------

Net income...............................................             169.7               137.1              89.2
                                                                 ----------          ----------        ----------

Other comprehensive (loss) income, net of income taxes
    Unrealized (losses) gains on securities..............              98.2               (46.9)            (66.8)
    Reclassification adjustment for net realized gains
       included in net income............................             (30.2)              (13.0)             (1.5)
    Minimum pension liability adjustment.................              (2.1)               (1.5)             (1.5)
                                                                 -----------         -----------       -----------
       Total other comprehensive (loss) income...........              65.9               (61.4)            (69.8)
                                                                 ----------          -----------       -----------

Comprehensive income.....................................             235.6                75.7              19.4
                                                                 ----------          ----------        ----------
Equity, beginning of year................................           1,425.3             1,660.9           1,736.6
                                                                 ----------          ----------        ----------

    Equity, end of year..................................        $  1,660.9          $  1,736.6        $  1,756.0
                                                                 ==========          ==========        ==========

        The accompanying notes are an integral part of these statements.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS



                                                                          FOR THE YEAR ENDED DECEMBER 31,
                                                                 --------------------------------------------------
                                                                       1997               1998          1999
                                                                 ---------------- ----------------- ---------------
                                                                                   (IN MILLIONS)
Cash flows from operating activities:
    Net income.............................................     $       169.7       $       137.1     $        89.2

Adjustments to reconcile net income to net cash provided by
    operating activities:
    Net gain (loss) from discontinued operations...........             (25.0)              (25.1)             91.9
    Net realized investment gains..........................            (111.0)              (58.2)            (75.8)
    Amortization and depreciation..........................              89.7                58.5              72.0
    Equity in undistributed earnings of affiliates and
       partnerships........................................             (38.6)              (44.1)           (138.2)
    Deferred income taxes (benefit)........................              22.3                 2.8             (13.9)
    Increase in receivables................................             (48.4)              (26.7)            (62.9)
    (Decrease) increase in deferred policy acquisition costs            (44.4)              (26.9)              3.5
    Increase in policy liabilities and accruals............             490.2               386.0             321.2
    Increase in other assets/other liabilities, net........              63.7                63.0              47.5
    Other, net.............................................               7.8                 1.8               2.5
                                                                -------------       -------------     -------------
    Net cash provided by continuing operations.............             576.0               468.2             337.0
    Net cash provided by (used  for) discontinued
       operations..........................................              77.8                77.5             (95.7)
                                                                -------------       -------------     -------------

    Net cash provided by operating activities..............             653.8               545.7             241.3
                                                                -------------       -------------     -------------

Cash flows from investing activities:
    Proceeds from sales, maturities or repayments of
       available-for-sale debt securities..................           1,082.1             1,322.4           1,702.9
    Proceeds from maturities or repayments of
       held-to-maturity debt securities....................             200.9               267.7             186.7
    Proceeds from disposals of equity securities...........              51.4                45.2             163.5
    Proceeds from mortgage loan maturities or repayments...             164.2               200.4             124.9
    Proceeds from sale of real estate and other invested
       assets..............................................             213.2               439.9              38.0
    Proceeds from distributions of venture capital
       partnerships........................................               5.7                18.6              26.7
    Proceeds from sale of subsidiaries and affiliates......               -                  16.3              46.4
    Purchase of available-for-sale debt securities.........          (1,553.3)           (2,404.3)         (1,672.6)
    Purchase of held-to-maturity debt securities...........            (183.4)             (585.4)           (427.5)
    Purchase of equity securities..........................             (88.6)              (85.0)           (162.4)
    Purchase of subsidiaries...............................            (258.6)              (11.2)           (187.6)
    Purchase of mortgage loans.............................            (140.8)              (76.0)            (25.3)
    Purchase of real estate, unconsolidated subsidiaries
       and other invested assets...........................             (50.6)             (134.2)            (71.4)
    Purchase of venture capital partnerships...............             (40.0)              (67.2)           (108.5)
    Change in short term investments, net..................              23.1               855.1              52.6
    Increase in policy loans...............................             (59.7)              (21.5)            (34.3)
    Capital expenditures...................................             (46.0)              (27.2)            (20.5)
    Other investing activities, net........................              (2.6)               (6.5)              1.7
                                                                --------------      --------------    -------------
Net cash used for continuing operations....................            (683.0)             (252.9)           (366.7)
Net cash (used for) provided by discontinued operations....             (75.8)              (78.2)            105.6
                                                                --------------      --------------    -------------

Net cash used for investing activities.....................     $      (758.8)      $      (331.1)    $      (261.1)
                                                                --------------      --------------    --------------

        The accompanying notes are an integral part of these statements.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)



                                                                          FOR THE YEAR ENDED DECEMBER 31,
                                                                 --------------------------------------------------
                                                                       1997               1998          1999
                                                                 ---------------- ----------------- ---------------
                                                                                   (IN MILLIONS)
Cash flows from financing activities:

Net deposits (withdrawals) of policyholder deposit funds,
    net of interest credited...............................
                                                                $       (13.6)      $       (28.7)    $         6.5
Proceeds from repayment of securities sold subject to
    repurchase agreements..................................             137.5              (137.5)             28.4
Proceeds from borrowings...................................             215.4                  .1             175.1
Repayment of borrowings....................................            (243.3)              (63.3)           (125.0)
Dividends paid to minority shareholders in consolidated
    subsidiaries...........................................              (6.9)               (4.9)             (4.2)
Other financing activities.................................              (1.3)               (5.7)              (.4)
                                                                --------------      --------------    --------------
Net cash provided by (used for) continuing operations......              87.8              (240.0)             80.4
Net cash provided by discontinued operations...............               4.5                    -                 -
                                                                ---------------     --------------    --------------

Net cash provided by (used for) financing activities.......              92.3              (240.0)             80.4
                                                                -------------       --------------    -------------

Net change in cash and cash equivalents....................             (12.7)              (25.4)             60.6

Cash and cash equivalents, beginning of period.............             165.1               152.4             127.0
                                                                -------------       -------------     -------------

Cash and cash equivalents, end of period...................     $       152.4       $       127.0     $       187.6
                                                                =============       =============     =============

Supplemental cash flow information
Income taxes paid, net.....................................     $        76.2       $        44.5     $       106.4
Interest paid on indebtedness..............................     $        32.3       $        32.8     $        34.8


        The accompanying notes are an integral part of these statements.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL
STATEMENTS

1.       DESCRIPTION OF BUSINESS

         Phoenix Home Life Mutual Insurance Company and its subsidiaries (Phoenix) market a wide range of insurance and investment products and services including individual participating life insurance, term, universal and variable life insurance, annuities, and investment advisory and mutual fund distribution services. These products and services are managed within four reportable segments: Life and Annuity, Investment Management, Venture Capital and Corporate & Other. See Note 12 - "Segment Information."

         Additionally, in 1999, Phoenix discontinued the operations of three of its business units: the Reinsurance Operations, the Real Estate Management Operations and the Group Life and Health Operations. See
         Note 13 - "Discontinued Operations."

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

         The consolidated financial statements include the accounts of Phoenix and its subsidiaries. Less than majority-owned entities in which Phoenix has significant influence over operating and financial policies, and generally at least a 20% ownership interest, are reported on the equity basis.

         These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates used in determining insurance and contractholder liabilities, related reinsurance recoverables, income taxes, contingencies and valuation allowances for investment assets are discussed throughout the Notes to Consolidated Financial Statements. Significant inter-company accounts and transactions have been eliminated. Certain reclassifications have been made to the 1997 and 1998 amounts to conform with the 1999 presentation.


         VALUATION OF INVESTMENTS

         Investments in debt securities include bonds, mortgage-backed and asset-backed securities. Phoenix classifies its debt securities as either held-to-maturity or available-for-sale investments. Debt securities held-to-maturity consist of private placement bonds reported at amortized cost, net of impairments, that management intends and has the ability to hold until maturity. Debt securities available-for-sale are reported at fair value with unrealized gains or losses included in equity and consist of public bonds and preferred stocks that management may not hold until maturity. Debt securities are considered impaired when a decline in value is considered to be other than temporary.

         For the mortgage-backed and asset-backed bond portion of the debt security portfolio, Phoenix recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date, and anticipated future payments and any resulting adjustment is included in net investment income.

         Equity securities are classified as available-for-sale and are reported at fair value, based principally on their quoted market prices, with unrealized gains or losses included in equity. Equity securities are considered impaired when a decline in value is considered to be other than temporary.

         Mortgage loans on real estate are stated at unpaid principal balances, net of valuation reserves on impaired mortgages. A mortgage loan is considered to be impaired if management believes it is probable that Phoenix will be unable to collect all amounts of contractual interest and principal as scheduled in the loan agreement. An impaired mortgage loan's fair value is measured based on either the present value of future cash flows discounted at the loan's observable market price or at the fair value of the collateral if collection

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


         is collateral dependent. If the fair value of a mortgage loan is less than the recorded investment in the loan, the difference is recorded as a valuation reserve.

         Real estate, all of which is held for sale, is carried at the lower of cost or current fair value less costs to sell. Fair value for real estate is determined taking into consideration one or more of the following factors: property valuation techniques utilizing discounted cash flows at the time of stabilization including capital expenditures and stabilization costs; sales of comparable properties; geographic location of the property and related market conditions; and disposition costs.

         Policy loans are generally carried at their unpaid principal balances and are collateralized by the cash values of the related policies.

         Short-term investments are carried at amortized cost, which approximates fair value.

         Venture capital partnership and other partnership interests are carried at cost adjusted for Phoenix's equity in undistributed earnings or losses since acquisition, less allowances for other than temporary declines in value. These earnings or losses are included in investment income. Venture capital partnerships generally account for the underlying investments held in the partnerships at fair value. These investments can include public and private common and preferred stock, notes, warrants and other investments. Investments that are publicly traded are valued at closing market prices. Investments that are not publicly traded, which are usually subject to restrictions on resale, are generally valued at cost or at estimated fair value, as determined in good faith by the general partner after giving consideration to operating results, financial conditions, recent sales prices of issuers' securities and other pertinent information. These valuations subject the earnings to volatility. Phoenix includes equity in undistributed unrealized capital gains and losses on investments held in the venture capital partnerships in net investment income. Our investment in these venture capital partnerships is as a limited partner.

         Other invested assets include leveraged lease investments. These investments represent the net of the estimated residual value of the lease assets, rental receivables, and unearned and deferred income to be allocated over the lease term. Investment income is calculated using the interest method and is recognized only in periods in which the net investment is positive.

         Realized investment gains and losses, other than those related to separate accounts for which Phoenix does not bear the investment risk, are determined by the specific identification method and reported as a component of revenue. A realized investment loss is recorded when an investment valuation reserve is determined. Valuation reserves are netted against the asset categories to which they apply and changes in the valuation reserves are included in realized investment gains and losses. Unrealized investment gains and losses on debt securities and equity securities classified as available-for-sale are included as a component of equity, net of deferred income taxes and the assumed impact of net unrealized investment gains and losses on the amortization of deferred policy acquisition costs related to investment contracts.


         FINANCIAL INSTRUMENTS

         In the normal course of business, Phoenix enters into transactions involving various types of financial instruments including debt, investments such as debt securities, mortgage loans and equity securities, off-balance sheet financial instruments such as investment and loan commitments, financial guarantees, interest rate swaps, interest rate caps, interest rate floors and swaptions. These instruments have credit risk and also may be subject to risk of loss due to interest rate and market fluctuations.

         Phoenix enters into interest rate swap agreements to reduce market risks from changes in interest rates. Phoenix does not enter into interest rate swap agreements for trading purposes. Under interest rate swap agreements, Phoenix exchanges cashflows with another party, at specified intervals, for a set length of time based on a specified notional principal amount. Typically, one of the cash flow streams is based on a fixed interest rate set at the inception of the contract, and the other is a variable rate that periodically resets. Generally, no premium is paid to enter into the contract and no payment of principal is made by either

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

         party. The amounts to be received or paid on these swap agreements are accrued and recognized in net investment income.

         Phoenix enters into interest rate floor, interest rate cap and swaption contracts as a hedge for its assets and liabilities against substantial changes in interest rates. Phoenix does not enter into interest rate floor, interest rate cap and swaption contracts for trading purposes. Interest rate floor and interest rate cap agreements are contracts with a counterparty which require the payment of a premium and give Phoenix the right to receive over the maturity of the contract, the difference between the floor or cap interest rate and a market interest rate on specified future dates based on an underlying notional principal. Swaption contracts are options to enter into an interest rate swap transaction on a specified future date and at a specified price. Upon the exercise of a swaption, Phoenix would either receive a swap agreement at the pre-specified terms or cash for the market value of the swap. Phoenix pays the premium for these instruments on a quarterly basis over the maturity of the contract, and recognizes these payments in net investment income.

         Phoenix enters into foreign currency swap agreements to hedge against fluctuations in foreign currency exposure. Under these agreements, Phoenix agrees to exchange with another party, principal and periodic interest payments denominated in foreign currency for payments denominated in U.S. dollars. The amounts to be received or paid on these foreign currency swap agreements is recognized in net investment income. To reduce counterparty credit risks and diversify counterparty exposure, Phoenix only enters into derivative contracts with highly rated financial institutions.

         In certain instances, derivative contracts are terminated prior to maturity. These contracts include, but are not limited to, interest rate and foreign currency swaps, cap and floor contracts, and payor and receiver swaptions. To the extent that derivative contracts determined to be effective hedges are terminated, realized gains and losses are deferred and amortized. Derivatives associated with hedged items that either no longer exist or are no longer expected to occur are accounted for as the relevant change in status of the hedged items, with gains or losses on such contracts recognized immediately in net income. Similarly, for derivatives otherwise determined to no longer be effective hedges, gains or losses as of termination are recognized immediately in net income.


         CASH AND CASH EQUIVALENTS

         Cash and cash equivalents includes cash on hand and money market instruments.

         DEFERRED POLICY ACQUISITION COSTS

         The costs of acquiring new business, principally commissions, underwriting, distribution and policy issue expenses, all of which vary with and are primarily related to the production of new business, are deferred. Deferred policy acquisition costs (DAC) are subject to recoverability testing at the time of policy issue and loss recognition at the end of each accounting period. For individual participating life insurance policies, deferred policy acquisition costs are amortized in proportion to historical and anticipated gross margins. Deviations from expected experience are reflected in earnings in the period such deviations occur. Internal replacements are defined as an exchange of existing Phoenix life insurance or annuity policies for different Phoenix life insurance or annuity policies. The deferred acquisition costs associated with the replaced contracts are fully amortized. In the case of surrenders of policies, in which owners cancel existing life or annuity contracts, the deferred acquisition costs of the surrendered contracts are fully amortized.

         For universal life insurance policies and investment type contracts, deferred policy acquisition costs are amortized in proportion to total estimated gross profits over the expected life of the contracts using estimated gross margins arising principally from investment, mortality and expense margins and surrender charges based on historical and anticipated experience, updated at the end of each accounting period.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


         GOODWILL AND OTHER INTANGIBLE ASSETS

         Goodwill represents the excess of the cost of business acquired over the fair value of their net assets. These costs are amortized on a straight-line basis over periods ranging from 10 to 40 years, corresponding with the benefits expected to be derived from the acquisitions. The weighted-average remaining life is approximately 38 years. Other intangible assets, primarily associated with investment management contracts and employee contracts, are amortized over their estimated useful lives using the straight-line method. The average estimated useful life of the intangible assets ranges from 5 to 16 years for investment management contracts and 3 to 7 years for employee contracts. The weighted-average remaining life approximates 13 years. The propriety of the carrying value of goodwill and other intangible assets is periodically reevaluated in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-lived Assets to be Disposed Of," by comparing estimates of future undiscounted cash flows to the carrying value of assets. Assets are considered impaired if the carrying value exceeds the expected future undiscounted cash flows. Analyses are performed at least annually, or more frequently if warranted by events and circumstances affecting the Phoenix's business.


         EQUITY IN UNCONSOLIDATED SUBSIDIARIES

         Equity in unconsolidated subsidiaries represents investments in operating entities in which Phoenix owns more than 20% but less than a majority of the outstanding common stock and those operating entities for which Phoenix owns less than 20% if Phoenix exercises significant influence over the operating and financial policies of the company. Phoenix utilizes the equity method of accounting for these investments.


         SEPARATE ACCOUNTS

         Separate account assets and liabilities are funds maintained in accounts to meet specific investment objectives of contractholders who bear the investment risk. Investment income and investment gains and losses accrue directly to such contractholders. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of Phoenix. The assets and liabilities are carried at market value. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues, and the related liability increases are excluded from benefits and expenses. Amounts assessed to the contractholders for management services are included in revenues.


         POLICY LIABILITIES AND ACCRUALS

         Future policy benefits are liabilities for life and annuity products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. Future policy benefits for traditional life insurance are computed using the net level premium method on the basis of actuarial assumptions as to contractual guaranteed rates of interest, mortality and morbidity. The guaranteed interest rates range from 2.25% to 6.00%. Liabilities for universal life include deposits received from customers and investment earnings on their fund balances which range from 4.00% to 7.15%, less administrative and mortality charges.

         Liabilities for outstanding claims, losses and loss adjustment expenses are amounts estimated to cover incurred losses. These liabilities are based on individual case estimates for reported losses and estimates of unreported losses based on past experience.


         PREMIUM AND FEE REVENUE AND RELATED EXPENSES

         Life insurance premiums, other than premiums for universal life and certain annuity contracts, are recorded as premium revenue when due. Benefits, losses and related expenses are matched with premiums over the related contract periods. Revenues for investment-related products consist of net investment income and contract charges assessed against the fund values. Related benefit expenses primarily consist of net investment income credited to the fund values after deduction for investment and risk charges. Revenues for universal life products consist of net investment income and mortality, administration and surrender

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


         charges assessed against the fund values during the period. Related benefit expenses include universal life benefit claims in excess of fund values and net investment income credited to universal life fund values.


         INVESTMENT MANAGEMENT FEES

         Investment management fees and mutual fund ancillary fees included in insurance and investment product fees in the accompanying Consolidated Statement of Income, Comprehensive Income and Equity, are recorded as income during the period in which services are performed. Investment management fees are generally computed and earned based upon a percentage of assets under management. Mutual fund ancillary fees consist of dealer concessions, distribution fees, administrative fees, shareholder services agent fees, and accounting fees. Dealer concessions and underwriting fees earned (net of related expenses) from the distribution and sale of affiliated mutual fund shares and other securities are recorded on a trade date basis.


         REINSURANCE

         Phoenix utilizes reinsurance agreements to provide for greater diversification of business, allow management to control exposure to potential losses arising from large risks and provide additional capacity for growth.

         Assets and liabilities related to reinsurance ceded contracts are reported on a gross basis. The cost of reinsurance related to long-duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.


         POLICYHOLDERS' DIVIDENDS

         Certain life insurance policies contain dividend payment provisions that enable the policyholder to participate in the earnings of Phoenix. The amount of policyholders' dividends to be paid is determined annually by Phoenix's board of directors. The aggregate amount of policyholders' dividends is related to the actual interest, mortality, morbidity and expense experience for the year and Phoenix's judgment as to the appropriate level of statutory surplus to be retained. At the end of the reporting period, Phoenix establishes a dividend liability for the pro-rata portion of the dividends payable on the next anniversary date of each policy. Phoenix also establishes a liability for termination dividends.


         INCOME TAXES

         Phoenix and its eligible affiliated companies have elected to file a life/nonlife consolidated federal income tax return for 1999 and prior years. Entities included within the consolidated group are segregated into either a life insurance or non-life insurance company subgroup. The consolidation of these subgroups is subject to certain statutory restrictions in the percentage of eligible non-life tax losses that can be applied to offset life company taxable income.

         Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes. These differences result primarily from policy liabilities and accruals, policy acquisition expenses, investment impairment reserves, reserves for postretirement benefits and unrealized gains or losses on investments.

         As a mutual life insurance company, Phoenix is required to reduce its income tax deduction for policyholder dividends by the differential earnings amount, defined as the difference between the earnings rates of stock and mutual companies applied against an adjusted base of policyholders' surplus. Phoenix estimates the differential earnings rate (DER) each year using the best available information including industry surveys. The IRS subsequently determines the DER applicable to the mutual companies and Phoenix adjusts its estimates accordingly. The impact of the difference between estimated and actual DER is reflected in the tax provision in the year the IRS determination is made.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


         STOCK-BASED COMPENSATION

         SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. Phoenix's majority owned, consolidated subsidiary, Phoenix Investment Partners
         (PXP), a publicly held investment management company, has chosen to continue to account for stock-based compensation using the intrinsic method prescribed in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options and restricted stock under existing plans is measured as the excess, if any, of the quoted market price of PXP's stock at the date of the grant over the amount an employee must pay to acquire the stock. (See Note 19
         - "Stock Purchase and Award Plans.")


         RECENT ACCOUNTING PRONOUNCEMENTS

         In June, 1999, The Financial Accounting Standards Board issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133". Because of the complexities associated with transactions involving derivative instruments and their prevalent use as hedging instruments and, because of the difficulties associated with the implementation of Statement 133, the effective date of SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" was delayed until fiscal years beginning after June 15, 2000. SFAS No. 133, initially issued on June 15, 1998, requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. For fair-value hedge transactions in which Phoenix is hedging changes in an asset's, liability's or firm commitment's fair value, changes in the fair value of the derivative instrument will generally be offset in the income statement by changes in the hedged item's fair value. For cash-flow hedge transactions, in which Phoenix is hedging the variability of cashflows related to a variable-rate asset, liability, or a forecasted transaction, changes in the fair value of the derivative instrument will be reported in other comprehensive income. The gains and losses on the derivative instrument that are reported in other comprehensive income will be reclassified as earnings in the period in which earnings are impacted by the variability of the cash flows of the hedged item. The ineffective portion of all hedges will be recognized in current period earnings.

         Phoenix has not yet determined the impact that the adoption of SFAS 133 will have on its earnings or statement of financial position.

         On January 1, 1999, Phoenix adopted Statement of Position (SOP) 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." SOP 97-3 provides guidance for assessments related to insurance activities. The adoption of SOP 97-3 did not have a material impact on Phoenix's results from operations or financial position.

         On January 1, 1999, Phoenix adopted SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance for determining when an entity should capitalize or expense external and internal costs of computer software developed or obtained for internal use. The adoption of SOP 98-1 did not have a material impact on Phoenix's results from operations or financial position.

         On January 1, 1999, Phoenix adopted SOP 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 requires that start-up costs capitalized prior to January 1, 1999 should be written off and any future start-up costs be expensed as incurred. The adoption of SOP 98-5 did not have a material impact on Phoenix's results from operations or financial position.

3.       SIGNIFICANT TRANSACTIONS

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


         DISCONTINUED OPERATIONS

         During 1999, Phoenix discontinued the operations of three of its business units: the Reinsurance Operations, the Real Estate Management Operation and the Group Insurance Operations. Disclosures concerning the financial impact of these transactions are contained in Note 13 - "Discontinued Operations."

         PROPERTY AND CASUALTY DISTRIBUTION OPERATIONS

         On July 1, 1999, PM Holdings sold its property and casualty distribution business to Hilb, Rogal and Hamilton Company (HRH) for $48.1 million including $0.2 million for a covenant not-to-compete. Total proceeds consisted of $32.0 million in convertible debentures, $15.9 million for 865,042 shares of HRH common stock, valued at $18.38 per share on the sale date, and $0.2 million in cash. Phoenix also retains two board seats on HRH's board of directors. The pre-tax gain realized on the sale was $40.1 million. The HRH common stock is classified as equity in unconsolidated subsidiaries and the convertible debentures are classified as bonds in the Consolidated Balance Sheet. As of December 31, 1999 Phoenix owns 7% of the outstanding HRH common stock, 15% on a diluted basis.


         PFG HOLDINGS, INC.

         On October 29, 1999, PM Holdings, a wholly-owned subsidiary of Phoenix, purchased 100% of PFG Holdings, Inc. 8% cumulative preferred stock convertible into a 67% interest in common stock for $5 million in cash. In addition, Phoenix has an option to purchase all the outstanding common stock during the sixth year subsequent to the acquisition at a value to 80% of the appraised value of the common stock at that time. As of December 31, 1999, this option had not been executed. Since Phoenix officers hold board voting control, the entity has been consolidated and a minority interest has been established for outside shareholder interests. The transaction resulted in goodwill of $3.8 million to be amortized over 10 years.

         PFG Holdings was formed to purchase three of The Guarantee Life Companies' operating subsidiaries: AGL Life Assurance Company, PFG Distribution Company and Philadelphia Financial Group. These subsidiaries develop, market and underwrite specialized private placement variable life and annuity products.

         AGL Life Assurance Company must maintain at least $10 million of capital and surplus to satisfy certain regulatory minimum capital requirements. PM Holdings provided financing at the purchase date of $11 million to PFG Holdings in order for AGL Life Assurance to meet this minimum requirement. The debt is an 8.34% senior secured note maturing in 2009.


         EMPRENDIMIENTO COMPARTIDO, S.A., (EMCO)

         At January 1, 1999 PM Holdings held 9.1 million shares of EMCO, representing a 35% ownership interest in the Argentine financial services company that provides pension management, annuities and life insurance products. On June 23, 1999, PM Holdings became the majority owner of EMCO when it purchased 13.9 million shares of common stock from the Banco del Suquia, S.A. for $29.5 million, plus $10.0 million for a five year covenant not-to-compete. Payment for the stock will be made in three installments: $10.0 million, 180 days from closing; $10.0 million, 360 days from closing; and $9.5 million, 540 days from closing, all subject to interest of 7.06%. The covenant was paid at the time of closing.

         In addition, EMCO purchased, for its treasury, 3.0 million shares of its outstanding common stock held by two banks. This, in combination with the purchase described above, increased PM Holdings ownership interest from 35% to 100% of the then outstanding stock.

         On November 12, 1999, PM Holdings sold 11.5 million shares (50% interest) of EMCO common stock for $40.0 million generating a pre-tax gain of $11.3 million. PM Holdings received $15.0 million in cash plus a $9.0 million two-year 8% interest bearing note, and a $16.0 million five-year 8% interest bearing note. PM Holdings uses the equity method of accounting to account for its remaining 50% interest in EMCO.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


         After the sale, the remaining excess of the purchase price over the fair value of the acquired net tangible assets totaled $17.0 million. That consisted of a covenant not-to-compete of $5.0 million which is being amortized over five years and goodwill of $12.0 million which is being amortized over ten years.


         PHOENIX NEW ENGLAND TRUST

         On October 29, 1999, PM Holdings indirectly acquired 100% of the common stock of New London Trust, a banking subsidiary of Sun Life of Canada, for $30.0 million in cash. New London Trust, renamed Phoenix New England Trust, is a New Hampshire based federal savings bank that operates a trust division with assets under management of approximately $1 billion. Immediately following this acquisition, on November 1, 1999, PM Holdings sold the New London Trust's New Hampshire retail banking operations to Lake Sunapee Bank and Mascoma Savings Bank in New Hampshire and the Connecticut branches to Westbank Corporation, for a total of $25.2 million in cash. No gain or loss was recognized on this sale. PM Holdings retained the trust business and four trust offices of New London Trust, located in New Hampshire and Vermont.


         LOMBARD INTERNATIONAL ASSURANCE, S.A.

         On November 5, 1999, PM Holdings purchased 12% of the common stock of Lombard International Assurance, S.A., a Pan-European financial services company, for $29.1 million in cash. Lombard provides investment-linked insurance products to high-net-worth individuals in eight European countries. This investment is carried at fair value, for which cost is a reasonable estimate, and is classified as equity securities in the Consolidated Balance Sheet.


         PHOENIX INVESTMENT PARTNERS, LTD.

         On March 1, 1999, Phoenix Investment Partners acquired the retail mutual fund and closed-end fund business of the New York City based Zweig Group. Under the terms of the agreement, Phoenix Investment Partners paid $135.0 million at closing and will pay up to an additional $29.0 million over the next three years based on revenue growth of the Zweig funds. The excess of purchase price over the fair value of acquired net tangible assets of Zweig totaled $136.1 million. Of this excess purchase price, $77.2 million has been allocated to intangible assets, primarily associated with investment management contracts, which are being amortized using the straight line method over an average estimated useful life of approximately 12 years. The remaining excess purchase price of $58.9 million has been classified as goodwill and is being amortized over 40 years using the straight-line method. The Zweig Group managed approximately $3.3 billion of assets as of December 31,1999.

         On December 3, 1998, Phoenix Investment Partners completed the sale of its 49% interest in Canadian investment firm Beutel, Goodman & Company, Ltd. for $47.0 million. Phoenix Investment Partners received $37.0 million in cash and a $10.0 million three-year interest bearing note. The transaction resulted in a pre-tax gain of approximately $17.5 million.

         Phoenix owns approximately 60% of the outstanding Phoenix Investment Partners' common stock. In addition, Phoenix owns 45% of Phoenix Investment Partners' convertible subordinated debentures which are eliminated through consolidation.


         ABERDEEN ASSET MANAGEMENT PLC

         On February 18, 1999, PM Holdings purchased an additional 15.1 million shares of the common stock of Aberdeen Asset Management for $29.4 million.

         As of December 31, 1999, PM Holdings owned 21% of the outstanding common stock of Aberdeen Asset Management, a Scottish asset management firm. The investment is reported on the equity basis and classified as equity in unconsolidated subsidiaries.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


         DIVIDEND SCALE REDUCTION

         In consideration of the decline of interest rates in the financial markets, Phoenix's Board of Directors voted in October 1998 to adopt a reduced dividend scale, effective for dividends payable on or after January 1, 1999. Dividends for individual participating policies were reduced 60 basis points in most cases, an average reduction of approximately 8%. The effect was a decrease of approximately $15.7 million in the policyholder dividends expense in 1998. In October 1999, Phoenix's Board of Directors voted to maintain the dividend scale for dividends payable on or after January 1, 2000.


         REAL ESTATE SALES

         On December 15, 1998, Phoenix sold 47 commercial real estate properties with a carrying value of $269.8 million, and 4 joint venture real estate partnerships with a carrying value of $10.5 million, for approximately $309 million in cash. This transaction, along with the sale of 18 other properties and partnerships during 1998, which had a carrying value of $36.7 million, resulted in pre-tax gains of approximately $67.5 million. As of December 31, 1999, Phoenix had 3 commercial real estate properties remaining with a carrying value of $42.9 million and 5 joint venture real estate partnerships with a carrying value of $49.1 million, and both are reported as real estate on the Consolidated Balance Sheet.

4.       INVESTMENTS

         Information pertaining to Phoenix's investments, net investment income and realized and unrealized investment gains and losses follows:


         DEBT AND EQUITY SECURITIES

         The amortized cost and fair value of investments in debt and equity securities as of December 31, 1999 were as follows:


                                                                             GROSS         GROSS
                                                               AMORTIZED   UNREALIZED    UNREALIZED
                                                                 COST        GAINS         LOSSES      FAIR VALUE
                                                              ----------- ------------  ------------  -----------
                                                                                (IN MILLIONS)
         Debt securities

         Held-to-maturity:
         State and political subdivision bonds.............   $    27.6     $      .4     $    (1.0)    $    27.0
         Foreign government bonds..........................         3.0            -            (.8)          2.2
         Corporate securities..............................     1,813.7          12.9         (95.7)      1,730.9
         Mortgage-backed and asset-backed securities.......       285.4           1.4         (19.2)        267.6
                                                              ---------     ---------     ----------    ---------

             Total held-to-maturity securities.............     2,129.7          14.7        (116.7)      2,027.7
             Less:  held-to-maturity securities of
                discontinued operations....................       102.0            .7          (5.8)         96.9
                                                              ---------     ---------     ----------    ---------
             Total held-to-maturity securities of continuing
                operations.................................     2,027.7          14.0        (110.9)      1,930.8
                                                              ---------     ---------     ----------    ---------

         Available-for-sale:
         U.S. government and agency bonds..................       283.7           2.0          (6.5)        279.1
         State and political subdivision bonds.............       495.9           4.8         (21.8)        478.9
         Foreign government bonds..........................       273.9          23.7          (4.0)        293.6
         Corporate securities..............................     2,353.2          18.6        (102.8)      2,269.0
         Mortgage-backed and asset-backed securities.......     2,977.1          17.9        (103.3)      2,891.8
                                                              ---------     ---------     ----------    ---------

             Total available-for-sale securities...........     6,383.8          66.9        (238.3)      6,212.4
             Less: available-for-sale securities of               725.1           7.6         (27.1)        705.6
                                                              ---------     ---------     ----------    ---------

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                                                             GROSS         GROSS
                                                               AMORTIZED   UNREALIZED    UNREALIZED
                                                                 COST        GAINS         LOSSES      FAIR VALUE
                                                              ----------- ------------  ------------  -----------
                                                                                (IN MILLIONS)
                discontinued operations....................
             Total available-for-sale securities of
                continuing operations......................     5,658.7          59.3        (211.2)      5,506.8
                                                              ---------     ---------     ----------    ---------

             Total debt securities of continuing operations   $ 7,686.4     $    73.3     $  (322.1)    $ 7,437.6
                                                              =========     =========     ==========    =========

         Equity securities.................................   $   295.2     $   168.1     $   (24.2)    $   439.1
             Less: equity securities of discontinued
                operations.................................         1.9            -             -            1.9
                                                              ---------     ---------     ---------     ---------
             Total equity securities of continuing
                operations.................................   $   293.3     $   168.1     $   (24.2)    $   437.2
                                                              =========     =========     ==========    =========

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


  The amortized cost and fair value of investments in debt and equity securities as of December 31, 1998 were as follows:


                                                                             GROSS         GROSS
                                                               AMORTIZED   UNREALIZED    UNREALIZED
                                                                 COST        GAINS         LOSSES      FAIR VALUE
                                                              ----------- ------------ ------------- -------------
                                                                                (IN MILLIONS)
Debt securities
Held-to-Maturity:
State and political subdivision bonds......................   $    10.6     $      .6     $     (.1)    $    11.1
Foreign government bonds...................................         3.0            -            (.7)          2.3
Corporate securities.......................................     1,733.3          98.9         (13.8)      1,818.4
Mortgage-backed and asset-backed securities................       172.3           6.2           (.0)        178.5
                                                              ---------     ---------     ----------    ---------

    Total held-to-maturity securities......................     1,919.2         105.7         (14.7)      2,010.3
    Less:  held-to-maturity securities of discontinued
       operations..........................................       156.2           8.8          (1.2)        163.8
                                                              ---------     ---------     ----------    ---------
       Total held-to-maturity securities of continuing
          operations.......................................     1,762.9          97.0         (13.4)      1,846.5
                                                              ---------     ---------     ----------    ---------

Available-for-sale:
U.S. government and agency bonds...........................       497.1          34.5           (.4)        531.1
State and political subdivision bonds......................       530.0          43.6           (.1)        573.5
Foreign government bonds...................................       294.0          28.8         (18.7)        304.1
Corporate securities.......................................     1,993.7         110.5         (36.7)      2,067.6
Mortgage-backed and asset-backed securities................     3,121.7         110.2         (14.6)      3,217.2
                                                              ---------     ---------     ----------    ---------

    Total available-for-sale securities....................     6,436.4         327.6         (70.5)      6,693.5
    Less:  available-for-sale securities of discontinued
       operations..........................................       679.0          34.6          (7.4)        706.1
                                                              ---------     ---------     ----------    ---------
       Total available-for-sale securities of continuing
          operations.......................................     5,757.5         293.0         (63.1)      5,987.4
                                                                -------     ---------     ----------    ---------

       Total debt securities of continuing operations......   $ 7,520.4     $   390.0     $   (76.5)    $ 7,833.9
                                                              =========     =========     ==========    =========

Equity securities..........................................   $   223.9     $   102.0     $   (21.4)    $   304.5
    Less: equity securities of discontinued operations.....         1.8            -             -            1.8
                                                              ---------     ---------     ---------     ---------
    Total equity securities of continuing operations.......   $   222.1     $   102.0     $   (21.4)    $   302.7
                                                              =========     =========     ==========    =========

The sale of fixed maturities held-to-maturity relate to certain securities, with amortized cost of $59.1 million, $19.6 million and $3.9 million, for the years ended December 31, 1997, 1998 and 1999, respectively, which were sold specifically due to a significant decline in the issuers' credit quality. Net realized losses were $10.1 million, $0.8 million and $0.2 million in 1997, 1998 and 1999, respectively.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


The amortized cost and fair value of debt securities, by contractual sinking fund payment and maturity, as of December 31, 1999 are shown below. Actual maturity may differ from contractual maturity because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, or Phoenix may have the right to put or sell the obligations back to the issuers.


                                                                HELD-TO-MATURITY           AVAILABLE-FOR-SALE
                                                           ---------------------------- --------------------------
                                                            AMORTIZED                    AMORTIZED
                                                              COSTS       FAIR VALUE       COSTS       FAIR VALUE
                                                           ------------ ---------------- ------------ ------------
                                                                                (IN MILLIONS)

Due in one year or less...................................   $    118.2    $    117.0     $     43.2    $     43.5
Due after one year through five years.....................        583.1         564.2          534.4         532.7
Due after five years through ten years....................        625.1         604.0        1,146.8       1,104.6
Due after ten years.......................................        517.9         474.9        1,682.3       1,639.8
Mortgage-backed and asset-backed securities...............        285.4         267.6        2,977.1       2,891.8
                                                             ----------    ----------     ----------    ----------
Total  ...................................................   $  2,129.7    $  2,027.7     $  6,383.8    $  6,212.4
Less: securities of discontinued operations...............        102.0          96.9          725.1         705.6
                                                             ----------    ----------     ----------    ----------
Total securities of continuing operations.................   $  2,027.7    $  1,930.8     $  5,658.7    $  5,506.8
                                                             ==========    ==========     ==========    ==========


Carrying values for investments in mortgage-backed and asset-backed securities, excluding U.S. government guaranteed investments, were as follows:

                                                                                    DECEMBER 31,
                                                               ---------------------------------------------------
                                                                          1998                        1999
                                                               --------------------------- -----------------------
                                                                                    (IN MILLIONS)

Planned amortization class................................         $      433.7               $      168.0
Asset-backed..............................................                910.6                      956.9
Mezzanine.................................................                280.1                      194.9
Commercial................................................                641.5                      735.2
Sequential pay............................................                982.6                    1,039.0
Pass through..............................................                119.0                       77.2
Other                                                                      22.0                        6.0
                                                                   ------------               ------------

Total mortgage-backed and asset-backed securities.........         $    3,389.5               $    3,177.2
                                                                   ============               ============

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


         MORTGAGE LOANS AND REAL ESTATE

         Phoenix's mortgage loans and real estate are diversified by property type and location and, for mortgage loans, by borrower. Mortgage loans are collateralized by the related properties and are generally 75% of the properties' value at the time the original loan is made.

         Mortgage loans and real estate investments comprise the following property types and geographic regions:


                                                     MORTGAGE LOANS                        REAL ESTATE
                                                      DECEMBER 31,                          DECEMBER 31,
                                             ---------------------------------- ----------------------------------
                                                1998               1999               1998              1999
                                             ---------------- ----------------- ------------------ ---------------
                                                                        (IN MILLIONS)
         Property type:
         Office buildings...........         $    221.2          $    183.9         $     38.3        $     30.5
         Retail ....................              203.9               208.6               36.9              14.1
         Apartment buildings........              261.9               252.9               21.6              41.7
         Industrial buildings.......              121.8                82.7                1.6               -
         Other  ....................               19.1                 3.0                -                 8.9
         Valuation allowances.......              (30.6)              (14.3)              (6.4)             (3.2)
                                             ----------          ----------         ----------        ----------
         Total                               $    797.3          $    716.8         $     92.0        $     92.0
                                             ==========          ==========         ==========        ==========

         Geographic region:
         Northeast..................         $    169.4          $    149.3         $     47.7        $     59.6
         Southeast..................              213.9               198.6                -                 -
         North central..............              176.7               164.2               11.5                .7
         South central..............               98.9               105.1               22.7              21.2
         West   ....................              169.0               114.0               16.5              13.7
         Valuation allowances.......              (30.6)              (14.3)              (6.4)             (3.2)
                                             ----------          ----------         ----------        ----------
         Total                               $    797.3          $    716.8         $     92.0        $     92.0
                                             ==========          ==========         ==========        ==========

         At December 31, 1999, scheduled mortgage loan maturities were as follows: 2000 - $92 million; 2001 - $87 million; 2002 - $32 million; 2003 - $109 million; 2004 - $38 million; 2005 - $35 million, and $338 million thereafter. Actual maturities will differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties and loans may be refinanced. Phoenix refinanced $2.3 million and $6.7 million of its mortgage loans during 1998 and 1999, respectively, based on terms which differed from those granted to new borrowers.

         The carrying value of delinquent and in process of foreclosure mortgage loans at December 31, 1998 and 1999 is $17.2 million and $6.0 million, respectively. There are valuation allowances of $14.7 million and $5.4 million, respectively, on these mortgages.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


         INVESTMENT VALUATION ALLOWANCES

         Investment valuation allowances which have been deducted in arriving at investment carrying values as presented in the Consolidated Balance Sheet and changes thereto were as follows:



                                           BALANCE AT                                            BALANCE AT
                                           JANUARY 1,         ADDITIONS         DEDUCTIONS      DECEMBER 31,
                                        ----------------- ---------------- ----------------- ---------------
                                                                    (IN MILLIONS)
         1999
         Mortgage loans...........          $   30.6          $    9.7           $  (26.0)         $   14.3
         Real estate..............               6.4                .2               (3.4)              3.2
                                            --------          --------           --------          --------
         Total....................          $   37.0          $    9.9           $  (29.4)         $   17.5
                                            ========          ========           ========          ========
         1998
         Mortgage loans...........          $   35.8          $   50.6           $  (55.8)         $   30.6
         Real estate..............              28.5               5.1              (27.2)              6.4
                                            --------          --------           --------          --------
         Total....................          $   64.3          $   55.7           $  (83.0)         $   37.0
                                            ========          ========           ========          ========
         1997
         Mortgage loans...........          $   48.4          $    6.7           $  (19.3)         $   35.8
         Real estate..............              47.5               4.2              (23.2)             28.5
                                            --------          --------           --------          --------
         Total                              $   95.9          $   10.9           $  (42.5)         $   64.3
                                            ========          ========           ========          ========


         NON-INCOME PRODUCING MORTGAGE LOANS AND BONDS

         The net carrying values of non-income producing mortgage loans were $15.6 million and $0.0 million at December 31, 1998 and 1999, respectively. The net carrying value of non-income producing bonds were $22.3 million and $0.0 million at December 31, 1998 and 1999, respectively.


         VENTURE CAPITAL PARTNERSHIPS

         Phoenix invests as a limited partner in venture capital limited partnerships. These partnerships focus on early-stage ventures, primarily in the information technology and life science industries, as well as direct equity investments in leveraged buyouts and corporate acquisitions.

         Phoenix records its equity in the earnings of these partnerships in net investment income.

         The components of net investment income due to venture capital partnerships for the year ended December 31, were as follows:

                                                                               1997           1998         1999
                                                                           ------------- ------------- -----------
                                                                                       (IN MILLIONS)
         Operating losses...........................................        $   (2.1)      $   (2.7)      $   (8.9)
         Realized gains on cash and stock distributions.............            31.3           23.3           84.7
         Net unrealized gains on investments held in the partnerships
                                                                                 4.5           19.0           64.1
                                                                            --------       --------       --------
         Total venture capital partnership net investment income....        $   33.7       $   39.6       $  139.9
                                                                            ========       ========       ========

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


         OTHER INVESTED ASSETS


         Other invested assets were as follows:

                                                                                        DECEMBER 31,
                                                                         ---------------------------------------
                                                                                  1998            1999
                                                                         ------------------- -------------------
                                                                                      (IN MILLIONS)
         Transportation and equipment leases...................           $        80.9         $        82.1
         Affordable housing partnerships.......................                    10.8                  22.2
         Investment in other affiliates........................                    12.7                  12.4
         Seed money in separate accounts.......................                    26.6                  33.3
         Other partnership interests...........................                    22.7                  42.0
                                                                          -------------         -------------

         Total other invested assets...........................                   153.7                 192.0
         Less: other invested assets of discontinued operations                     4.5                   4.0
                                                                          -------------         -------------
         Total other invested assets of continuing operations..           $       149.2         $       188.0
                                                                          =============         =============

         NET INVESTMENT INCOME


         The components of net investment income for the year ended December 31, were as follows:

                                                                    1997              1998             1999
                                                              ------------------ ---------------- -------------
                                                                                (IN MILLIONS)
         Debt securities...............................          $     509.7      $     598.9       $     641.1
         Equity securities.............................                  4.3              6.5               7.9
         Mortgage loans................................                 85.6             83.1              66.3
         Policy loans..................................                122.6            146.5             149.0
         Real estate...................................                 18.9             38.3               9.7
         Leveraged leases..............................                  2.7              2.8               2.2
         Venture capital partnerships..................                 33.7             39.6             139.9
         Other invested assets.........................                  1.6              2.0              (1.5)
         Short-term investments........................                 18.8             23.8              22.6
                                                                 -----------      -----------       -----------
            Sub-total..................................                797.9            941.5           1,037.2
         Less: investment expenses.....................                 14.1             14.0              13.0
                                                                 -----------      -----------       -----------
         Net investment income.........................                783.8            927.5           1,024.2
         Less: net investment income of discontinued
            operations.................................                 60.5             65.3              67.4
                                                                 -----------      -----------       -----------
            Total net investment income of continuing
              operations...............................          $     723.3      $     862.2       $     956.8
                                                                 ===========      ===========       ===========

         Investment income of $2.7 million was not accrued on certain delinquent mortgage loans and defaulted bonds at December 31, 1999. Phoenix does not accrue interest income on impaired mortgage loans and impaired bonds when the likelihood of collection is doubtful. See Note 2 - "Summary of Significant Accounting Policies - Valuation of investment" for further information on mortgage loan and bond impairment.

         The payment terms of mortgage loans may, from time to time, be restructured or modified. The investment in restructured mortgage loans, based on amortized cost, amounted to $40.8 million and $36.5 million at December 31, 1998 and 1999, respectively. Interest income on restructured mortgage loans that would have been recorded in accordance with the original terms of such loans amounted to $5.3 million, $4.9 million and $4.1 million in 1997, 1998 and 1999, respectively. Actual interest income on these loans included in net investment income was $3.8 million, $4.0 million and $3.5 million in 1997, 1998 and 1999, respectively.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


         INVESTMENT GAINS AND LOSSES

         Net unrealized gains and (losses) on securities available-for-sale and carried at fair value for the year ended December 31, were as follows:


                                                                1997                1998               1999
                                                         -------------------- ------------------- ---------------
                                                                             (IN MILLIONS)

         Debt securities..........................          $      112.2         $       (7.0)      $     (428.5)
         Equity securities........................                  74.5                (91.9)              63.2
         Deferred policy acquisition costs........                 (80.6)                 6.7              260.3
         Deferred income taxes....................                  38.1                (32.3)             (36.7)
                                                            ------------         ------------       ------------
         Net unrealized investment gains (losses)
             on securities available-for-sale.....          $       68.0         $      (59.9)      $      (68.3)
                                                            ============         ============       ============

         Realized investment gains and losses for the year ended December 31, were as follows:

                                                                1997                1998               1999
                                                         -------------------- ------------------- ---------------
                                                                             (IN MILLIONS)

         Debt securities................................    $       19.3         $       (4.3)      $      (20.4)
         Equity securities..............................            26.3                 11.9               16.6
         Mortgage loans.................................             3.8                 (6.9)              18.5
         Real estate....................................            44.7                 67.5                2.9
         Sale of property and casualty subsidiary.......             -                    -                 40.1
         Other invested assets..........................            17.3                 (4.6)              18.5
                                                            ------------         -------------      ------------

         Net realized investment gains..................           111.4                 63.6               76.2
         Less: net realized investment gains
             from discontinued operations...............              .4                  5.4                 .4
                                                            ------------         ------------       ------------
         Net realized investment gains from
             continuing operations......................    $      111.0         $       58.2       $       75.8
                                                            ============         ============       ============

         The proceeds from sales of available-for-sale debt securities and the gross realized gains and gross realized losses on those sales for the year ended December 31, were as follows:

                                                                1997                1998               1999
                                                         -------------------- ------------------- ---------------
                                                                                (IN MILLIONS)

         Proceeds from disposals......................        $     821.3        $     912.7       $   1,106.9
         Gross gains on sales.........................               28.0               17.4              21.8
         Gross losses on sales........................                5.3               33.6              39.1

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


5.       GOODWILL AND OTHER INTANGIBLE ASSETS

         Goodwill and other intangible assets were as follows:

                                                                                    DECEMBER 31,
                                                                      --------------------------------------
                                                                             1998                  1999
                                                                      --------------------- ----------------
                                                                                   (IN MILLIONS)
         Phoenix Investment Partners gross amounts:
            Goodwill...........................................           $   321.8               $   384.6
            Investment management contracts....................               169.0                   236.0
            Non-compete covenant...............................                 5.0                     5.0
            Other..............................................                  .5                    10.9
                                                                          ---------               ---------
         Totals................................................               496.3                   636.5
                                                                          ---------               ---------

         Other gross amounts:
            Goodwill...........................................                71.4                    32.6
            Client listings....................................                48.1                     -
            Intangible asset related to pension plan benefits..                16.2                    11.7
            Other..............................................                  .7                     1.2
                                                                          ---------               ---------
         Totals ...............................................               136.4                    45.5
                                                                          ---------               ---------

         Total gross goodwill and other intangible assets......               632.7                   682.0

         Accumulated amortization - Phoenix Investment Partners              (49.6)                   (79.9)
         Accumulated amortization - other......................              (63.0)                    (8.8)
                                                                          --------                ---------

         Total net goodwill and other intangible assets........           $  520.1                $   593.3
                                                                          ========                =========

         In 1999, Phoenix wrote off $2.6 million of goodwill associated with its acquisition of
         Phoenix National Life Insurance Company in 1998 and $2.0 million associated with an acquisition of Phoenix New England Trust in 1999.


6.       EQUITY IN UNCONSOLIDATED SUBSIDIARIES

         Equity in unconsolidated subsidiaries were as follows:

                                                                                    DECEMBER 31,
                                                                          ---------------------------------
                                                                             1998                   1999
                                                                          ----------------- ---------------
                                                                                    (IN MILLIONS)

         EMCO of Argentina.........................................       $    10.7               $    13.4
         Aberdeen Asset Management.................................            34.7                    61.6
         Hilb, Rogal and Hamilton Company..........................             -                      16.2
                                                                          ---------               ---------
         Total equity in unconsolidated subsidiaries...............       $    45.4               $    91.2
                                                                          =========               =========

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


         EQUITY IN EARNINGS OF UNCONSOLIDATED SUBSIDIARIES

         The components of equity in earnings of unconsolidated subsidiaries for the year ended December 31, were as follows:


                                                                                   DECEMBER 31,
                                                                   ---------------------------------------------
                                                                       1997           1998             1999
                                                                   ------------- --------------- ---------------
                                                                                  (IN MILLIONS)

         EMCO of Argentina......................................   $         -     $       (1.4)    $        1.1
         Aberdeen Asset Management..............................             .6             1.2              2.9
         Hilb, Rogal and Hamilton Company.......................             -                -               .7
                                                                   ------------     -----------     ------------
         Total equity in earnings of unconsolidated subsidiaries
            before income taxes.................................             .6             (.2)             4.7
         Income taxes...........................................             .2             (.1)             1.6
                                                                   ------------    -------------    ------------
         Total equity in earnings of unconsolidated subsidiaries   $         .4    $        (.1)    $        3.1
                                                                    ===========    =============    ============
7.       DERIVATIVE INSTRUMENTS


         Derivative instruments at December 31, are summarized below:

                                                                         1998                         1999
                                                              ----------------------- -------------------------
                                                                                  (IN MILLIONS)


         Asset hedges
         Foreign currency swaps:
            Notional amount..........................         $             -               $           8.1
            Weighted average received rate...........                       -                        12.04%
            Weighted average paid rate...............                       -                        10.00%
            Fair value...............................         $             -               $            .2

         Interest rate swaps:
            Notional amount..........................         $          43.0               $          43.0
            Weighted average received rate...........                   7.51%                         7.51%
            Weighted average paid rate...............                   5.40%                         6.14%
            Fair value...............................         $           4.6               $            .4

         Liability hedges
         Swaptions:
            Notional amount..........................         $             -               $       1,600.0
            Weighted average strike rate.............                       -                         5.02%
            Index rate (1)...........................                       -                    10 Yr. CMS
            Fair value...............................         $             -               $         (8.2)

         Interest rate floors:
            Notional amount..........................         $         570.0               $       1,210.0
            Weighted average strike rate.............                   4.59%                         4.57%
            Index rate (1)...........................            5-10 Yr. CMT               2-10Yr. CMT/CMS
            Fair value...............................         $           1.4               $         (7.5)

         Interest rate swaps:
            Notional amount..........................         $         381.6               $         431.0
            Weighted average received rate...........                   6.13%                         6.22%
            Weighted average paid rate...............                   5.87%                         6.09%
            Fair value...............................         $           6.4               $           1.1

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


                                                                         1998                         1999
                                                              ----------------------- -------------------------
                                                                                  (IN MILLIONS)


         Interest rate caps:
            Notional amount..........................         $          50.0               $          50.0
            Weighted average strike rate.............                   7.95%                         7.95%
            Index rate (1)...........................              10 Yr. CMT                    10 Yr. CMT
            Fair value...............................         $          (.1)               $          (.8)
         -------------------




         (1) Constant maturity treasury yields (CMT) and constant maturity swap yields (CMS).

         The increase in net investment income related to interest rate swap contracts was $2.1 million and $1.0 million for the years ended December 31, 1998 and 1999, respectively. The decrease in net investment income related to interest rate floor, interest rate cap and swaption contracts was $0.2 million and $2.3 million for the years ended December 31, 1998 and 1999, respectively, representing quarterly premium payments on these instruments which are being paid over the life of the contracts. The estimated fair value of these instruments represent what Phoenix would have to pay or receive if the contracts were terminated.

         Phoenix is exposed to credit risk in the event of nonperformance by counterparties to these financial instruments, but management of the Phoenix does not expect counterparties to fail to meet their financial obligations, given their high credit ratings. The credit exposure of these instruments is the positive fair value at the reporting date.

         Management of Phoenix considers the likelihood of any material loss on these instruments to be remote.

8.       NOTES PAYABLE


                                                                                    DECEMBER 31,
                                                                         ----------------------------------
                                                                              1998                 1999
                                                                         ----------------- ----------------
                                                                                   (IN MILLIONS)
         Short-term debt.............................................     $   20.5                $    21.6
         Bank borrowings, blended rate 6.7%, due in
         varying amounts to 2004 ..............................              207.0                    260.3
         Notes payable ........................................                5.4                      1.1
         Subordinated debentures, 6% due 2015 .................               41.4                     41.4
         Surplus notes, 6.95%, due 2006 .......................              175.0                    175.0
                                                                          --------                ---------

         Total notes payable ..................................           $  449.3                $   499.4
                                                                          ========                =========

         Phoenix has several lines of credits established with major commercial banks. The first facility has a $100 million line of credit maturing October 3, 2001. Drawdowns may be executed in domestic U.S. dollars or Eurodollars. Domestic dollar loans bear interest at the greater of the Bank of New York's prime commercial rate or the effective federal funds rate plus .5%. Eurodollar loans bear interest at a LIBOR based rate that varies depending on the Eurodollar Reserve Percentage. The credit agreement contains customary financial and operating covenants. At December 31, 1999, Phoenix had no outstanding borrowings under this agreement.

         The second facility has a $100.0 million line that matures November 1, 2001. Loans bear interest at Bank of New York's commercial prime rate or certificate of deposit rate plus .285%. The agreement contains customary financial and operating covenants. At December 31, 1999, Phoenix had no outstanding borrowing under this agreement.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


         The third facility has a (pound)20.0 million line that matures on July 11, 2001. Loans under this facility bear interest at LIBOR plus .17%. The credit agreement contains customary financial and operating covenants. At December 31,1999 Phoenix had $25.3 million outstanding under this agreement.

         The fourth facility has a $200.0 million line that matures August 2002. Loans under this facility have variable rates with a choice of certificate of deposit, Eurodollar or the banks' base lending rate. The credit agreement contains customary financial and operating covenants. As of December 31, 1999, Phoenix had $200.0 million outstanding under this agreement.

         The fifth facility is a $175.0 million line maturing in March 2004. Loans under this facility have variable rates with a choice of certificate of deposit, Eurodollar or the banks' base lending rate. The credit agreement contains customary financial and operating covenants. As of December 31, 1999 Phoenix had $35.0 million outstanding under this agreement.

         In November 1996, Phoenix issued $175 million principal amount of 6.95% surplus notes due December 1, 2006. Each payment of interest on principal of the notes requires the prior approval of the Superintendent of Insurance of the State of New York, and may be made only out of surplus funds which the Superintendent determines to be available for such payment under the New York Insurance Law. As of December 31, 1999, Phoenix had $175 million in surplus notes outstanding.

         As of December 31, 1999 Phoenix had outstanding $41.4 million principal amount of 6% convertible subordinated debentures due 2015, issued by PXP and held by outside third parties. PXP issued these debentures in April 1998 in exchange for all outstanding shares of its Series A convertible exchangeable preferred stock. Each $25.00 principal amount of these debentures is convertible into 3.11 shares of PXP common stock at any time upon the holder's election and the debentures may be redeemed by PXP, in whole or in part at any time upon 15 days' notice beginning November 1, 2000.

         Additionally, Phoenix has access to several other, smaller credit lines. The total unused credit was $369.0 million. Interest rates ranged from 5.26% to 7.48% in 1999.

         Maturities of other indebtedness are as follows: 2000 - $21.6 million; 2001 - $26.0 million; 2002 $200.0 million; 2003 - $0.0 million; 2004 -
         $35.0 million; 2005 and thereafter - $216.8 million.

         Interest expense was $28.0 million, $29.8 million and $34.0 million for the years ended December 31, 1997, 1998 and 1999, respectively.

9.       INCOME TAXES

         A summary of income taxes (benefits) applicable to income before income taxes and minority interest for the year ended December 31, was as follows:


                                                                    1997              1998             1999
                                                                -------------- ------------------ -------------
                                                                                (IN MILLIONS)

         Income taxes
            Current ....................................        $    39.8         $      61.4       $     123.8
            Deferred ...................................              5.1                 6.4             (13.4)
                                                                ---------         -----------       -----------

         Total .........................................        $    44.9         $      67.8       $     110.4
                                                                 ========          ==========        ==========

         The income taxes attributable to the consolidated results of operations are different than the amounts determined by multiplying income before taxes by the statutory income tax rate. The sources of the difference and the tax effects of each for the year ended December 31, were as follows (in millions, aside from the percentages):

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



                                                        1997                   1998                    1999
                                              --------------------- ----------------------- -----------------------
                                               (IN MILLIONS)     %     (IN MILLIONS)    %     (IN MILLIONS)     %
                                              -------------- ------ ---------------- ------ --------------- -------
         Income tax expense at
            statutory rate....................   $    69.3        35    $     66.7      35     $   104.5        35
         Dividend received deduction
            and tax-exempt interest ..........        (1.7)       (1)         (3.3)     (2)         (3.0)       (1)
         Audit adjustments                           (10.5)       (5)          -         -           -           -
         Other, net ..........................           .9        -           4.4       3          (2.7)       (1)
                                                  ---------      ----   ----------     ---     ----------     -----
                                                       58.0        29         67.8      36          98.8        33
         Differential earnings (equity
            tax) .............................        (13.1)       (6)         -         -          11.6         4
                                                      ---------   ----    ----------    ---    ---------      ----

         Income taxes ........................   $     44.9        23    $    67.8      36     $   110.4        37
                                                       ====      ====    ==========    ===     =========      ====

         The tax benefit of $13.1 million resulted from an adjustment to the 1996 accrual for the DER. Phoenix estimated the DER for tax year 1996 would be 3%. In 1997, the IRS announced the actual DER for tax year
         1996 was 0%.


         The net deferred income tax liability represents the tax effects of temporary differences attributable to the consolidated tax return group. The components were as follows:


                                                                                     DECEMBER 31,
                                                                          ---------------------------------
                                                                             1998                  1999
                                                                          ---------------- ----------------
                                                                                   (IN MILLIONS)
         Deferred policy acquisition costs ....................           $   294.9               $   282.7
         Unearned premium/deferred revenue ....................              (139.3)                 (135.1)
         Impairment reserves ..................................               (23.1)                  (15.6)
         Pension and other postretirement benefits ............               (57.7)                  (68.9)
         Investments ..........................................               122.0                   177.2
         Future policyholder benefits .........................              (151.2)                 (181.2)
         Other ................................................                28.4                     4.7
                                                                          ---------               ---------
                                                                               74.0                    63.8
         Net unrealized investment gains ......................                42.3                    23.6
         Minimum pension liability ............................                (3.4)                   (4.1)
                                                                          ----------              ---------

         Deferred income tax liability, net ...................           $   112.9               $    83.3
                                                                          =========               =========

         Gross deferred income tax assets totaled $375 million and $405 million at December 31, 1998 and 1999, respectively. Gross deferred income tax liabilities totaled $488 million and $488 million at December 31, 1998 and 1999, respectively. It is management's assessment, based on Phoenix's earnings and projected future taxable income, that it is more likely than not that deferred income tax assets at December 31, 1998 and 1999 will be realized.


10.      PENSION AND OTHER POSTRETIREMENT AND POSTEMPLOYMENT BENEFIT PLANS


         PENSION PLANS

         Phoenix has a multi-employer, non-contributory, defined benefit pension plan covering substantially all of its employees. Retirement benefits are a function of both years of service and level of compensation. Phoenix also sponsors a non-qualified supplemental defined benefit plan to provide benefits in excess of amounts allowed pursuant to the Internal Revenue Code. Phoenix's funding policy is to contribute annually an amount equal to at least the minimum required contribution in accordance with minimum funding standards established by the Employee Retirement Income Security Act of 1974. Contributions are

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


         intended to provide not only for benefits attributable to service to date, but also for service expected to be earned in the future.

         Components of net periodic pension cost for the years ended December 31, were as follows:

                                                                    1997             1998          1999
                                                               ---------------- ------------- ---------------
                                                                                (IN MILLIONS)
         Components of net periodic benefit cost
            Service cost................................         $   10.3         $   11.0          $   11.9
            Interest cost...............................             22.7             23.0              24.7
            Curtailments................................                                                21.6
            Expected return on plan assets..............            (22.1)           (25.1)            (28.5)
            Amortization of net transition asset........             (2.4)            (2.4)             (2.4)
            Amortization of prior service cost..........              1.8              1.8               1.8
            Amortization of net (gain) loss.............                -             (1.2)             (2.7)
                                                                 --------         --------          --------
            Net periodic benefit cost...................         $    10.3        $    7.1          $   26.4
                                                                 =========        ========          ========

         In 1999, Phoenix offered a special retirement program under which qualified participants' benefits under the employee pension plan were enhanced by adding five years to age and five years to pension plan service. Of the 320 eligible employees, 146 accepted the special retirement program. As a result of the special retirement program, Phoenix recorded an additional pension expense of $21.6 million for the year ended December 31, 1999.

         The aggregate change in projected benefit obligation, change in plan assets, and funded status of the plan were as follows:

                                                                                    DECEMBER 31,
                                                                         ----------------------------------
                                                                             1998                  1999
                                                                         ----------------- ----------------
                                                                                   (IN MILLIONS)
            Change in projected benefit obligation
            Projected benefit obligation at beginning of year..           $  335.4                $   353.5
            Service cost.......................................               11.0                     11.9
            Interest cost......................................               23.0                     24.7
            Plan amendments....................................                -                       23.9
            Curtailments.......................................                -                       (6.4)
            Actuarial loss.....................................                2.0                     (4.9)
            Benefit payments...................................              (17.9)                   (19.8)
                                                                          --------                ---------
            Benefit obligation at end of year..................           $  353.5                $   382.9
                                                                          --------                ---------

         Change in plan assets
            Fair value of plan assets at beginning of year ....           $  321.6                $   364.9
            Actual return on plan assets.......................               58.2                     79.0
            Employer contributions.............................                3.0                      3.9
            Benefit payments...................................              (17.9)                   (19.8)
                                                                          --------                ---------
            Fair value of plan assets at end of year...........           $  364.9                $   428.0
                                                                          --------                ---------

            Funded status of the plan..........................           $   11.5                $    45.0
            Unrecognized net transition asset..................              (14.2)                   (11.8)
            Unrecognized prior service cost....................               16.1                     11.7
            Unrecognized net gain..............................              (76.0)                  (130.0)
                                                                          --------                ---------
            Net amount recognized..............................           $  (62.6)               $   (85.1)
                                                                          ========                =========

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


                                                                                   DECEMBER 31,
                                                                         ----------------------------------
                                                                             1998                  1999
                                                                         ----------------- ----------------
                                                                                   (IN MILLIONS)
         Amounts recognized in the Consolidated Balance
            Sheet consist of:
            Accrued benefit liability..........................           $  (88.4)               $  (108.7)
            Intangible asset...................................               16.2                     11.7
            Accumulated other comprehensive income.............                9.6                     11.9
                                                                          --------                ---------
                                                                          $  (62.6)               $   (85.1)
                                                                          ========                =========

         At December 31, 1998 and 1999, the non-qualified plan was not funded and had projected benefit obligations of $57.2 million and $72.3 million, respectively. The accumulated benefit obligations as of December 31, 1998 and 1999 related to this plan were $48.4 million and $60.1 million, respectively, and are included in other liabilities.

         Phoenix recorded, as a reduction of equity, an additional minimum pension liability of $6.2 million and $7.7 million, net of income taxes, at December 31, 1998 and 1999, respectively, representing the excess of accumulated benefit obligations over the fair value of plan assets and accrued pension liabilities for the non-qualified plan. Phoenix has also recorded an intangible asset of $16.2 million and $11.7 million as of December 31, 1998 and 1999 related to the non-qualified plan.

         The discount rate used in determining the actuarial present value of the projected benefit obligation was 7.0% and 7.5% for 1998 and 1999, respectively. The discount rate assumption for 1999 was determined based on a study that matched available high quality investment securities with the expected timing of pension liability payments. The rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation was 4.0% and 4.5% for 1998 and 1999, respectively. The expected long-term rate of return on retirement plan assets was 8.0% in 1998 and 1999.

         The assets within the pension plan include corporate and government debt securities, equity securities, real estate, venture capital partnerships, and shares of mutual funds.

         Phoenix also sponsors savings plans for its employees and agents that are qualified under Internal Revenue Code Section 401(k). Employees and agents may contribute a portion of their annual salary, subject to certain limitations, to the plans. Phoenix contributes an additional amount, subject to limitation, based on the voluntary contribution of the employee or agent. Company contributions charged to expense with respect to these plans during the years ended December 31, 1997, 1998 and 1999 were $3.8 million, $4.1 million and $4.0 million, respectively.


         OTHER POSTRETIREMENT BENEFIT PLANS

         In addition to Phoenix's pension plans, Phoenix currently provides certain health care and life insurance benefits to retired employees, spouses and other eligible dependents through various plans sponsored by Phoenix. A substantial portion of Phoenix's employees may become eligible for these benefits upon retirement. The health care plans have varying copayments and deductibles, depending on the plan. These plans are unfunded.

         Phoenix recognizes the costs and obligations of postretirement benefits other than pensions over the employees' service period ending with the date an employee is fully eligible to receive benefits.

         The components of net periodic postretirement benefit cost for the year ended December 31, were as follows:

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


                                                                   1997              1998             1999
                                                               --------------- ----------------- --------------
                                                                                (IN MILLIONS)
         Components of net periodic benefit cost
            Service cost................................         $    3.1         $    3.4          $    3.3
            Interest cost...............................              4.4              4.6               4.6
            Curtailments................................               -                -                5.5
            Amortization of net gain....................             (1.4)            (1.2)             (1.6)
                                                                 --------         --------          --------
            Net periodic benefit cost...................         $    6.1         $    6.8          $   11.8
                                                                 ========         ========          ========

         As a result of the special retirement program, Phoenix recorded an additional postretirement benefit expense of $5.5 million for the year ended December 31, 1999.

         The plan's change in projected benefit obligation, change in plan assets, and funded status were as follows:

                                                                                    DECEMBER 31,
                                                                        --------------------------------------
                                                                             1998                     1999
                                                                        ------------------- ------------------
                                                                                   (IN MILLIONS)
         Change in projected postretirement benefit obligation
            Projected benefit obligation at beginning of year..           $  66.6                 $    70.9
            Service cost.......................................               3.4                       3.3
            Interest cost......................................               4.6                       4.6
            Plan amendments....................................               -                         5.8
            Curtailments.......................................               -                         (.3)
            Actuarial loss (gain)..............................                .4                      (8.6)
            Benefit payments...................................              (4.1)                     (4.5)
                                                                          -------                 ---------
            Projected benefit obligation at end of year........              70.9                      71.2
                                                                          -------                 ---------

         Change in plan assets
            Employer contributions.............................               4.1                       4.5
            Benefit payments...................................              (4.1)                     (4.5)
                                                                        ---------                 ---------
            Fair value of plan assets at end of year...........               -                         -
                                                                        ---------                 ---------

         Funded status of the plan.............................             (70.9)                    (71.2)
         Unrecognized net gain.................................             (26.5)                    (33.5)
                                                                        ---------                 ---------
            Accrued benefit liability..........................         $   (97.4)                $  (104.7)
                                                                        =========                 =========

         The discount rate used in determining the accumulated postretirement benefit obligation was 7.0% and 7.5% at December 31, 1998 and 1999, respectively.

         For purposes of measuring the accumulated postretirement benefit obligation the health care costs were assumed to increase 8.5% and 7.5% in 1998 and 1999, respectively, declining thereafter until the ultimate rate of 5.5% is reached in 2002 and remains at that level thereafter.

         The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation by $4.3 million and the annual service and interest cost by $0.6 million, before income taxes. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation by $4.1 million and the annual service and interest cost by $0.5 million, before income taxes. Gains and losses that occur because actual experience differs from the estimates are amortized over the average future service period of employees.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


         OTHER POSTEMPLOYMENT BENEFITS

         Phoenix recognizes the costs and obligations of severance, disability and related life insurance and health care benefits to be paid to inactive or former employees after employment but before retirement. Other postemployment benefit expenses were $0.4 million for 1997, ($0.5) million for 1998 and $0.5 million for 1999.

11.      COMPREHENSIVE INCOME

         The components of, and related income tax effects for, other comprehensive income for the years ended December 31, were as follows:

                                                                   1997              1998              1999
                                                               --------------- ---------------- ---------------
                                                                                (IN MILLIONS)
         Unrealized gains (losses) on securities available-for-sale:
         Before-tax amount..............................         $  151.2         $  (72.3)         $ (102.8)
         Income tax expense (benefit)...................             53.0            (25.4)            (36.0)
                                                                 --------         --------          --------
         Totals.........................................             98.2            (46.9)            (66.8)
                                                                 --------         ---------         ---------

         Reclassification adjustment for net gains realized in net income:
         Before-tax amount..............................            (46.5)           (20.0)             (2.2)
         Income tax (benefit)...........................            (16.3)            (7.0)              (.7)
                                                                 --------         --------          --------
         Totals.........................................            (30.2)           (13.0)             (1.5)
                                                                 ---------        ---------         ---------

         Net unrealized (losses) gains on securities available-for-sale:
         Before-tax amount..............................            104.7            (92.2)           (105.0)
         Income tax expense (benefit)...................             36.7            (32.3)            (36.7)
                                                                 --------         --------          --------
         Totals.........................................         $   68.0         $  (59.9)         $  (68.3)
                                                                 ========         ========          ========

         Minimum pension liability adjustment:
         Before-tax amount..............................         $   (3.2)        $   (2.3)         $   (2.3)
         Income tax (benefit)...........................             (1.1)             (.8)              (.8)
                                                                 --------         --------          --------
         Totals.........................................         $   (2.1)        $   (1.5)         $   (1.5)
                                                                 ========         ========          ========

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


         The following table summarizes accumulated other comprehensive income for the years ended December 31:

                                                                   1997              1998              1999
                                                               --------------- ---------------- ---------------
                                                                                (IN MILLIONS)
         Net unrealized (losses) gains on securities available-for-sale:
         Balance, beginning of year.....................         $   92.4         $  160.4          $  100.5
         Change during period...........................             68.0            (59.9)            (68.3)
                                                                 --------         --------          --------
         Balance, end of year...........................            160.4            100.5              32.2
                                                                 --------         --------          --------

         Minimum pension liability adjustment:
         Balance, beginning of year.....................             (2.6)            (4.7)             (6.2)
         Change during period...........................             (2.1)            (1.5)             (1.5)
                                                                 --------         --------          --------
         Balance, end of year...........................             (4.7)            (6.2)             (7.7)
                                                                 --------         --------          --------

         Accumulated other comprehensive income:
         Balance, beginning of year.....................             89.8            155.7              94.3
         Change during period...........................             65.9            (61.4)            (69.8)
                                                                 --------         --------          ---------
         Balance, end of year...........................         $  155.7         $   94.3          $   24.5
                                                                 ========         ========          ========

12.      SEGMENT INFORMATION

         Phoenix offers a wide range of financial products and services. These businesses are managed within four reportable segments: (i) Life and Annuity, (ii) Investment Management, (iii) Venture Capital, and (iv) Corporate and Other. These reportable segments are managed in this fashion because they either provide different products or services, are subject to different regulation, require different strategies or have different distribution systems. We have aggregated our life and annuity products together as they share similar economic characteristics and commonalities in product, customer, regulation, management and distribution.

         The Life and Annuity segment includes the individual life insurance and annuity products including participating whole life, universal life, variable life, term life and variable annuities.

         The Investment Management segment includes retail and institutional mutual fund management and distribution including managed accounts, open-end funds and closed-end funds.

         The Venture Capital segment includes the operating income and the realized and unrealized investment gains of Phoenix's venture capital partnership investments.

         Corporate and Other contains several smaller subsidiaries and investment activities which do not meet the thresholds of reportable segments as defined in SFAS No. 131 "Disclosure about Segments of an Enterprise and Related Information." They include international operations and the runoff of our group pension and guaranteed investment contract businesses.

         The majority of Phoenix's revenue is derived in the United States. Revenue derived from outside the United States is not material and revenue derived from any single customer does not exceed ten percent of total consolidated revenues.

         The accounting policies of the segments are the same as those described in Note 2 - "Summary of Significant Accounting Policies." Phoenix evaluates segment performance on the basis of after tax operating income which excludes the effect of net realized investment gains and losses and nonrecurring items. Certain nonrecurring items in the segments are reported as unallocated items and include expenses associated with an early retirement program, demutualization expenses, surplus tax and various non-recurring expenses related to the Investment Management segment including restructuring charges, a portfolio loss reimbursement and subsequent insurance recovery and a litigation settlement. Capital is

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


         allocated to Investment Management on a historical cost basis and to insurance products based on 200% of company action level risked-based capital. Net investment income is allocated based on the assets allocated to each segment. Other costs and operating expenses are allocated to each segment based on a review of the nature of such costs, cost allocations using time studies and other allocation methodologies. See Note 10 - "Pension and Other Postretirement and Postemployment Benefit Plans."

         The following tables provide certain information with respect to Phoenix's operating segments as of and for each of the years ended December 31, 1997, 1998 and 1999, as well as amounts not allocated to the segments as described previously.

                                                                                 DECEMBER 31,
                                                                   1997              1998             1999
                                                             ---------------- ----------------- ----------------
                                                                                (IN MILLIONS)
         Total assets:
         Life and Annuity..................................    $    15,711.3    $    16,930.5     $    18,025.7
         Investment Management.............................            647.9            591.9             747.4
         Venture Capital...................................            119.8            191.2             338.1
         Corporate and Other...............................          1,169.9            777.4             976.1
         Discontinued operations...........................            260.6            298.7             187.6
                                                               -------------    -------------     -------------
             Total.........................................    $    17,909.5    $    18,789.7     $    20,274.9
                                                               =============    =============     =============

         Deferred policy acquisition costs:
         Life and Annuity..................................    $     1,016.3    $     1,049.9     $     1,306.7
                                                               =============    =============     =============

         Policy liabilities and accruals
         Life and Annuity..................................    $    10,049.3    $    10,441.9     $    10,771.4
         Corporate and Other...............................            143.2            136.7             128.4
                                                               -------------    -------------     -------------
             Total.........................................    $    10,192.5    $    10,578.6     $    10,899.8
                                                               =============    =============     =============

         Policyholder deposit funds
         Life and Annuity..................................    $       534.4    $       510.7     $       521.9
         Corporate and Other...............................             26.0             21.0              16.3
                                                               -------------    -------------     -------------
             Total.........................................    $       560.4    $       531.7     $       538.2
                                                               =============    =============     =============

         Premiums
         Life and Annuity..................................    $     1,087.7    $     1,175.8     $     1,175.7
                                                               -------------    ------------      -------------
             Total.........................................          1,087.7          1,175.8           1,175.7
                                                               -------------    -------------     -------------

         Insurance and investment product fees
         Life and Annuity..................................            174.1            251.0             281.5
         Investment Management.............................            168.0            225.3             284.3
         Corporate and Other...............................             77.0             83.5              42.2
         Unallocated amounts...............................              -                -                (5.9)
         Less:  inter-segment revenues.....................            (16.3)           (19.6)            (23.7)
                                                               --------------   --------------    --------------
             Total.........................................            402.8            540.2             578.4
                                                               -------------    -------------     -------------

         Net investment income
         Life and Annuity..................................            640.5            768.8             768.3
         Investment Management.............................              -                -                 3.1
         Venture Capital...................................             33.7             39.6             139.9
         Corporate and Other...............................             40.6             44.4              35.0
         Add: inter-segment investment expenses............              8.5              9.4              10.5
                                                               -------------    -------------     -------------
             Total.........................................            723.3            862.2             956.8
                                                               -------------    -------------     -------------

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


                                                                                 DECEMBER 31,
                                                                   1997              1998             1999
                                                             ---------------- ----------------- ----------------
                                                                                (IN MILLIONS)
         Policy benefits and dividends
         Life and Annuity..................................          1,522.1          1,743.6           1,723.6
         Corporate and Other...............................             23.4             17.8              10.0
                                                               -------------    -------------     -------------
             Total.........................................          1,545.5          1,761.4           1,733.6
                                                               -------------    -------------     -------------

         Amortization of deferred policy acquisition costs
         Life and Annuity..................................            102.6            137.6             146.6
                                                               -------------    -------------     -------------
             Total.........................................            102.6            137.6             146.6
                                                               -------------    -------------     -------------

         Amortization of goodwill and intangibles
         Life and Annuity..................................               .2               .8               6.7
         Investment Management.............................              9.1             22.0              30.3
         Corporate and Other...............................             26.0              6.0               3.1
                                                               -------------    -------------     -------------
             Total.........................................             35.3             28.8              40.1
                                                               -------------    -------------     -------------

         Interest expense
         Investment Management.............................              5.2             11.5              16.8
         Corporate and Other...............................             22.8             18.3              17.2
                                                               -------------    -------------     -------------
             Total.........................................    $        28.0    $        29.8     $        34.0
                                                               -------------    -------------     -------------

         Other operating expenses
         Life and Annuity..................................    $       219.1    $       256.4     $       276.4
         Investment Management.............................            120.3            149.1             187.0
         Corporate and Other...............................             80.7             91.8              55.6
         Unallocated amounts...............................              3.0              1.3              28.1
         Less:  inter-segment expenses.....................             (7.8)           (10.2)            (13.2)
                                                               --------------   --------------    --------------
             Total.........................................            415.3            488.4             533.9
                                                               -------------    -------------     -------------

         Operating income before income taxes, minority
             interest and equity in earnings of
             unconsolidated subsidiaries
         Life and Annuity..................................             58.3             57.2              72.2
         Investment Management.............................             33.4             42.7              53.3
         Venture Capital...................................             33.7             39.6             139.9
         Corporate and Other...............................            (35.3)            (6.0)             (8.7)
         Unallocated amounts...............................             (3.0)            (1.3)            (34.0)
                                                               --------------   --------------    --------------
             Total.........................................             87.1            132.2             222.7
                                                               -------------    -------------     -------------

         Income taxes
         Life and Annuity..................................             20.3             20.1              25.5
         Investment Management.............................             13.7             19.3              23.0
         Venture Capital...................................             11.8             13.9              49.0
         Corporate and Other...............................            (25.6)            (5.6)            (13.0)
         Unallocated amounts...............................            (14.2)            (0.3)             (0.7)
                                                               --------------   --------------    --------------
             Total.........................................              6.0             47.4              83.8
                                                               -------------    -------------     -------------

         Minority interest in net income of consolidated
             subsidiaries
         Investment Management.............................              7.6              6.0              10.1
         Corporate and Other...............................             (1.3)              -                 -
                                                               --------------   -------------     ------------
             Total.........................................              6.3              6.0              10.1
                                                               -------------    -------------     -------------

         Equity in earnings of unconsolidated subsidiaries

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


                                                                                 DECEMBER 31,
                                                                   1997              1998             1999
                                                             ---------------- ----------------- ----------------
                                                                                (IN MILLIONS)
         Investment Management.............................               .4               .7               2.0
         Corporate and Other...............................               -               (.8)              1.1
                                                               -------------    --------------    -------------
             Total.........................................               .4              (.1)              3.1
                                                               -------------    --------------    -------------

         Segment operating income after income taxes
         Life and Annuity..................................             38.0             37.1              46.7
         Investment Management.............................             12.5             18.1              22.2
         Venture Capital...................................             21.9             25.7              90.9
         Corporate and Other...............................             (8.4)            (1.2)              5.4
         Unallocated amounts...............................             11.2             (1.0)            (33.3)
                                                               -------------    --------------    --------------
             Total.........................................             75.2             78.7             131.9
                                                               -------------    -------------     -------------

         Net realized investment gains (losses) after
             income taxes
         Life and Annuity..................................             42.7            (11.6)             10.3
         Investment Management.............................              3.8              6.9                -
         Corporate and Other...............................             23.0             38.0              38.9
                                                               -------------    -------------     -------------
             Total.........................................    $        69.5    $        33.3     $        49.2
                                                               -------------    -------------     -------------

         Income (loss) from continuing operations
         Life and Annuity..................................    $        80.7    $        25.5     $        57.0
         Investment Management.............................             16.3             25.0              22.2
         Venture Capital...................................             21.9             25.7              90.9
         Corporate and Other...............................             14.6             36.8              44.3
         Unallocated amounts...............................             11.2             (1.0)            (33.3)
                                                               -------------    --------------    --------------
             Total.........................................    $       144.7    $       112.0     $       181.1
                                                               =============    =============     =============

13.      DISCONTINUED OPERATIONS

         During 1999, Phoenix discontinued the operations of three of its business units which in prior years had been reflected as reportable business segments: the reinsurance operations, the real estate management operations and the group life and health operations. The discontinuation of these business units resulted from the sale of several operations, a signed agreement to sell one of the operations and the implementation of plans to withdraw from the remaining businesses.

         REINSURANCE OPERATIONS

         During 1999, Phoenix completed a comprehensive strategic review of its reinsurance segment and decided to exit these operations through a combination of sale, reinsurance and placement of certain components into runoff. The reinsurance segment consisted primarily of individual life reinsurance operations as well as group accident and health reinsurance business. Accordingly, Phoenix estimated sales proceeds, reinsurance premiums and net claims runoff, resulting in the recognition of a $173 million pre-tax loss on the disposal of reinsurance operations. The significant components of the loss on the disposal of reinsurance operations in 1999 were as follows:

         On August 1, 1999, Phoenix sold its individual life reinsurance business and certain group health reinsurance business to Employers Reassurance Corporation for $130 million. The transaction was structured as a reinsurance and asset sale transaction (assumption reinsurance) resulting in a pre-tax gain of $113 million. The pre-tax income from operations for the seven months prior to disposal was $19 million.

         On June 30, 1999, PM Holdings sold 100% of the common stock of Financial Administrative Services, Inc. (FAS), its third-party administration subsidiary, to CYBERTEK, a wholly-owned subsidiary of Policy

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


         Management Systems Corporation. Proceeds from the sale were $8.0 million for the common stock plus $1.0 million for a covenant not-to-compete, resulting in a pre-tax gain of $3.8 million.

         In addition to the $9.0 million sale price Phoenix will receive additional proceeds contingent on certain revenue targets. Phoenix recorded a note receivable for $4.0 million which under the terms of the agreement, CYBERTEK will repay in six equal annual installments commencing March 31, 2001 through March 31, 2006. The contingent proceeds will be determined annually but in total, will range from a minimum of $4.0 million to a maximum of $16.0 million.

         During 1999, Phoenix placed the remaining group accident and health reinsurance operations into runoff. Management has adopted a formal plan to terminate the related treaties as early as contractually permitted and is not entering into any new contracts. Based upon the most recent information available, Phoenix reviewed the runoff block and estimated the amount and timing of future net premiums, claims and expenses. Consequently, Phoenix increased reserve estimates on the runoff block by $180 million. In addition, as part of the exit strategy, Phoenix purchased aggregate excess of loss reinsurance to further protect Phoenix from unfavorable results in the runoff block. This reinsurance is subject to an aggregate retention of $100 million on the runoff block. Phoenix may commute the agreement at any time after September 30, 2004, subject to automatic commutation effective September 30, 2019. Phoenix incurred an initial expense of $130 million in the acquisition of this reinsurance.

         The additional estimated reserves and aggregate excess of loss reinsurance coverage are expected to cover the runoff of the business; however, the nature of the underlying risks is such that the claims may take years to reach the reinsurers involved. Therefore, Phoenix expects to pay claims out of existing estimated reserves for up to ten years as the level of business diminishes.

         Additionally, certain group accident and health reinsurance business has become the subject of disputes concerning the placement of the business with reinsurers and the recovery of the reinsurance. This business primarily concerns certain occupational accident reinsurance "facilities" and a reinsurance pool (the Unicover Pool) underwritten and managed by Unicover Managers, Inc. (Unicover). Phoenix participated as a reinsurer in the Unicover Pool. The Unicover Pool and "facilities" were reinsured in large part by a reinsurance facility underwritten and managed by Centaur Underwriting Limited (Centaur) in which Phoenix also participated. Phoenix terminated its participation in the Centaur facility effective October 1, 1998 and in the Unicover Pool effective March 1, 1999. However, claims arising from business underwritten while Phoenix was a participant continue to runoff. On September 21, 1999, Phoenix initiated arbitration proceedings seeking to rescind certain contracts arising from its participation in the Centaur facility with respect to reinsurance of the Unicover business. In January 2000, Phoenix settled two Unicover-related matters (see Note 23 - "Subsequent Events"). A substantial portion of the risk associated with the Unicover Pool and "facilities" and the Centaur program was further retroceded by Phoenix to other unaffiliated insurance entities, providing Phoenix with significant security. Certain of these retrocessionaires have given notice that they challenge their obligations under their contracts and are in arbitration or litigation with Phoenix.

         Additionally, certain group personal accident excess of loss reinsurance contracts created in the London market during 1994 - 1997 have become the subject of disputes concerning the placement of the business with reinsurers and the recovery of reinsurance. Several arbitration proceedings are currently pending.

         Given the uncertainty associated with litigation and other dispute resolution proceedings, and the expected long term development of net claims payments, the estimated amount of the loss on disposal of life reinsurance discontinued operations may differ from actual results. However, it is management's opinion, after consideration of the provisions made in these financial statements, as described above, that future developments will not have a material effect on Phoenix's consolidated financial position.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


         REAL ESTATE MANAGEMENT OPERATIONS

         On March 31, 1999, Phoenix sold its real estate management subsidiary, Phoenix Realty Advisors, to Henderson Investors International Holdings, B.V. for $7.9 million in cash. The pre-tax gain realized on this transaction was $7.1 million.

         GROUP LIFE AND HEALTH OPERATIONS

         On December 9, 1999, Phoenix signed a definitive agreement to sell its Group Life and Health business, including five companies, Phoenix American Life, Phoenix Dental Services, Phoenix Group Services, California Benefits and Clinical Disability Management, to GE Financial Assurance Holdings, Inc. Proceeds from the sale are estimated to be $285 million, including cash of $240 million and 3.1% of the common stock of GE Life and Annuity Assurance Company. Phoenix expects the transaction to be completed in the second quarter of 2000, subject to regulatory approval.

         The assets and liabilities of the discontinued operations have been excluded from the assets and liabilities of continuing operations and separately identified on the Consolidated Balance Sheet. Net assets of the discontinued operations totaled $298.7 million and $187.6 million as of December 31, 1998 and 1999, respectively. Asset and liability balances of continuing operations as of December 31, 1998, have been restated to conform with the current year presentation. Likewise, the Consolidated Statement of Income, Comprehensive Income and Equity has been restated for 1997 and 1998 to exclude the operating results of discontinued operations from those of continuing operations. The operating results of discontinued operations and the gain or loss on disposal are presented below.

                                                                           YEAR ENDED DECEMBER 31,
                                                               --------------------------------------------------
                                                                   1997              1998             1999
                                                               --------------- ---------------- -----------------
                                                                                (IN MILLIONS)
         Gain from operations of discontinued operations
         Revenues:
            Reinsurance Operations......................         $    163.5       $    298.7        $      -
            Group Life and Health Operations............              484.0            503.8             453.8
            Real Estate Management Operations...........               15.3             12.7               1.2
                                                                 ----------       ----------        ----------
         Total revenues.................................              662.8            815.2             455.0
                                                                 ----------       ----------        ----------

         Gain (loss) from operations:
            Reinsurance Operations......................               10.6             14.1                -
            Group Life and Health Operations............               31.7             29.2              28.7
            Real Estate Management Operations...........               (2.6)            (4.0)             (2.6)
                                                                 ----------       ----------        ----------
         Gain from discontinued operations before
            income taxes................................               39.7             39.3              26.1
         Income taxes...................................               14.8             14.1               9.0
                                                                 ----------       ----------        ----------
         Gain from discontinued operations, net of
            taxes.......................................         $     25.0       $     25.1        $     17.1
                                                                 ==========       ==========        ==========

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


                                                                                  YEAR ENDED
                                                                                 DECEMBER 31,
                                                                                     1999
                                                                              -----------------
                                                                                (in millions)
         Loss on disposal of discontinued operations:
         (Loss) gain on disposal:
             Reinsurance Operations........................................       $   (173.1)
             Real Estate Management Operations.............................              5.9
                                                                                  ----------
         Loss on disposal of discontinued operations before income taxes...           (167.2)
         Income taxes......................................................            (58.2)
                                                                                  ----------
         Loss on disposal of discontinued operations, net of income
           taxes...........................................................       $   (109.0)
                                                                                  ==========

14.      PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

         Property, equipment and leasehold improvements, consisting primarily of office buildings occupied by Phoenix, are stated at depreciated cost. Real estate occupied by Phoenix was $106.7 million and $101.7 million at December 31, 1998 and 1999, respectively. Phoenix provides for depreciation using straight-line and accelerated methods over the estimated useful lives of the related assets which generally range from five to forty years. Accumulated depreciation and amortization was $161.2 million and $182.3 million at December 31, 1998 and 1999, respectively.

         Rental expenses for operating leases, principally with respect to buildings, amounted to $16.9 million, $16.9 million and $16.3 million in 1997, 1998, and 1999, respectively, for continuing operations. Future minimum rental payments under non-cancelable operating leases for continuing operations were approximately $40.2 million as of December 31, 1999, payable as follows: 2000 - $13.5 million; 2001 - $10.5 million; 2002 - $7.3 million; 2003 - $5.1 million; 2004 - $2.8 million; and $1.0 million thereafter.

15.      DIRECT BUSINESS WRITTEN AND REINSURANCE

         As is customary practice in the insurance industry, Phoenix cedes reinsurance as a means of diversifying underwriting risk. To the extent that reinsuring companies may not be able to meet their obligations under reinsurance agreements in effect, Phoenix remains liable. Failure of the reinsurers to honor their obligations could result in losses to the company; consequently, estimates are established for amounts deemed or estimated to be uncollectible. To minimize its exposure to significant losses from reinsurance insolvencies, Phoenix evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers. For direct issues, the maximum of individual life insurance retained by Phoenix on any one life is $8 million for single life and joint first-to-die policies and $10 million for joint last-to-die policies, with excess amounts ceded to reinsurers. Phoenix reinsures 80% of the mortality risk on the in force block of the Confederation Life business acquired on December 31, 1997, and 90% of the mortality risk on certain new issues of term and universal life products. In addition, Phoenix entered into a separate reinsurance agreement on October 1, 1998 to reinsure 80% of the mortality risk on a substantial portion of its otherwise retained individual life insurance business. In 1999, Phoenix reinsured the mortality risk on the remaining 20% of this business. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


         Additional information on direct business written and reinsurance assumed and ceded for the years ended December 31, was as follows:

                                                                   1997              1998              1999
                                                            ------------------ ----------------- -----------------
                                                                                (IN MILLIONS)

         Direct premiums ...............................       $   1,592.8        $   1,719.4       $   1,677.5
         Reinsurance assumed ...........................             329.9              505.3             416.2
         Reinsurance ceded .............................            (282.1)            (371.9)           (323.0)
                                                               -----------        -----------       -----------
         Net premiums ..................................           1,640.6            1,852.8           1,770.7
         Less net premiums of discontinued operations ..            (552.9)            (677.0)           (595.0)
                                                               -----------        -----------       -----------
         Net premiums of continuing operations .........       $   1,087.7        $   1,175.8       $   1,175.7
                                                               ===========        ===========       ===========
         Percentage of amount assumed to net............              20%                27%               24%
                                                               ==========         ==========        ==========

         Direct policy and contract claims incurred ....       $     629.1        $     728.1       $     622.3
         Reinsurance assumed ...........................             410.7              433.2             563.8
         Reinsurance ceded .............................            (373.1)            (407.8)           (285.4)
                                                               ----------         -----------       -----------
         Net policy and contract claims incurred .......             666.7              753.5             900.7
         Less net incurred claims of discontinued
           operations ..................................            (422.4)            (465.1)           (661.7)
                                                               -----------        -----------       -----------
         Net policy and contract claims incurred of
           continuing operations .......................       $     244.3        $     288.4       $     239.0
                                                               ===========        ===========       ===========

         Direct life insurance in force ................       $ 120,394.7        $ 121,442.0       $ 131,052.1
         Reinsurance assumed ...........................          84,806.6          110,632.1         139,649.9
         Reinsurance ceded .............................         (74,764.6)        (135,818.0)       (207,192.0)
                                                               -----------        -----------       -----------
         Net insurance in force ........................         130,436.7           96,256.1          63,510.0
         Less insurance in force of discontinued
           operations...................................         (13,811.4)         (24,330.2)         (1,619.5)
                                                               -----------        -----------       -----------
         Net insurance in force of continuing
           operations...................................       $ 116,625.3        $  71,925.9       $  61,890.5
                                                               ===========        ===========       ===========
         Percentage of amount assumed to net............              65%               115%              220%
                                                               ==========         ==========        ==========

         Irrevocable letters of credit aggregating $36.2 million at December 31, 1999 have been arranged with United States commercial banks in favor of Phoenix to collateralize the ceded reserves.

16.      PARTICIPATING LIFE INSURANCE

         Participating life insurance in force was 72.3% and 66.9% of the face value of total individual life insurance in force at December 31, 1998 and 1999, respectively. The premiums on participating life insurance policies were 83.5%, 79.4% and 76.8% of total individual life insurance premiums in 1997, 1998, and 1999, respectively.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


17.      DEFERRED POLICY ACQUISITION COSTS

         The following reflects the amount of policy acquisition costs deferred and amortized for the years ended December 31:

                                                                    1997             1998             1999
                                                              --------------- ----------------- -----------------
                                                                                (IN MILLIONS)

         Balance at beginning of year ..................        $    908.6        $   1,016.3       $   1,049.9
         Acquisition cost deferred .....................             288.3              164.6             143.1
         Amortized to expense during the year ..........            (102.6)            (137.7)           (146.6)
         Adjustment to net unrealized investment gains
           (losses) included in other comprehensive
           income.......................................             (78.0)               6.7             260.3
                                                                ----------        -----------       -----------

         Balance at end of year ........................        $  1,016.3        $   1,049.9       $   1,306.7
                                                                ==========        ===========       ===========

         Amortized to expense during the year for 1999 includes a $6.3 million adjustment due to worse than expected persistency in one of the variable annuity product lines and a $6.9 million adjustment to traditional life due to an adjustment to death claims used in determining DAC amortization.

         In conjunction with the 1997 acquisition of the Confederation Life business, the present value of future profits (PVFP) of $141.2 million is reflected as an element of deferred acquisition costs. The estimated amount to be amortized for the years ending December 31, 2000, 2001, 2002, 2003 and 2004 is $15.8 million, $11.8 million, $10.2 million,
         $8.9 million and $7.5 million, respectively. The following is an analysis of PVFP for the years ended December 31:

                                                                   1997              1998             1999
                                                              --------------- ----------------- -----------------
                                                                                (IN MILLIONS)

        Balance at beginning of year.............                      -         $      141.2      $      135.8
        Acquisition costs deferred...............               $    141.2                -                 -
        Amortization.............................                      -                 (4.4)            (24.1)
                                                                ----------       ------------      -------------
        Balance at end of year...................               $    141.2       $      136.8      $      112.7
                                                                ==========       ============      ============

18.      MINORITY INTEREST

         Phoenix's interests in Phoenix Investment Partners and PFG Holdings, through its wholly-owned subsidiary PM Holdings, are represented by ownership of approximately 60% and 67%, respectively, of the outstanding shares of common stock at December 31, 1999. Earnings and equity attributable to minority shareholders are included in minority interest in the consolidated financial statements.

19.      STOCK PURCHASE AND AWARD PLANS

         EMPLOYEE STOCK PURCHASE PLAN

         On November 1, 1999, PXP implemented an Employee Stock Purchase Plan
         (ESPP) previously approved by PXP's Board of Directors. The ESPP allows eligible employees to purchase PXP's common stock at the lower of 85% of the market price of the stock at the beginning or end of each offering period, and provides for PXP to withhold up to 15% of a participant's earnings for such purchase. PXP's only expense relating to this plan is for its administration. The maximum number of shares of PXP's common stock that are available under the ESPP is 615,000. The first offering period ended April 28, 2000. As such, no shares of common stock were purchased under the ESPP in 1999. Beginning in 2000, additional consecutive six month offering periods will be implemented, for a period not to exceed 10 years, commencing on the first trading day on or after May 1 and November 1 of each year.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


         RESTRICTED STOCK

         Restricted shares of PXP's common stock are issued to certain officers under the provisions of an approved restricted stock plan. Restricted stock is issued at the market value of a share of PXP's common stock on the date of the grant. If a participant's employment terminates due to retirement, death or disability, the restrictions expire and the shares become fully vested. If a participant terminates employment for any other reason, the non-vested shares of restricted stock are forfeited. The restricted stock vests in even annual installments over a three-year period from the date of the grant. Dividends declared are paid in cash as the restrictions lapse. Restricted shares were first granted during 1998. At December 31, 1998 and 1999, 243,130 and 291,237
         shares of restricted stock have been included in common stock shares outstanding, respectively. The market value of the restricted stock at the time of the grant is recorded as unearned compensation in a separate component of stockholders' equity and is amortized to expense over the restricted period. During 1998 and 1999, $0.5 million and $1.7 million was charged to compensation expense relating to the plan.

         RESTRICTED STOCK GRANTS

                                                                 COMMON SHARES              AVERAGE MARKET VALUE
                                                            ------------------------ ------------------------------

        BALANCE, DECEMBER 31, 1997                                         --                            --
        Awarded.......................................                246,640                   $       8.40
        Earned........................................                     --                            --
        Forfeited.....................................                 (3,510)                          8.40
                                                               ---------------

        BALANCE, DECEMBER 31, 1998                                    243,130                   $       8.40
        Awarded.......................................                195,067                           7.74
        Earned........................................               (105,623)                          8.18
        Forfeited.....................................                (41,337)                          8.08
                                                               ---------------

        BALANCE, DECEMBER 31, 1999                                    291,237                   $       8.08
                                                               ==============

         STOCK OPTION PLANS

         PXP has reserved a total of 14.7 million shares of company common stock to be granted under three stock option plans: the 1989 Employee Stock Option Plan (Employee Option Plan), the 1989 Employee Performance Stock Option Plan (Performance Plan) and the 1992 Long-Term Stock Incentive Plan (1992 Plan).

         The Compensation Committee of PXP's Board of Directors administers the 1992 Plan, designates which employees and outside directors participate in it and determines the terms of the options to be granted. Under the 1992 Plan, participants are granted non-qualified options to purchase shares of common stock of PXP at an option price equal to not less than 85% of the fair market value of the common stock at the time the option is granted. The options held by a participant terminate no later than 10 years from the date of grant. Options granted under the 1992 Plan vest, on average, in even annual installments over a three-year period from the date of grant.

                               OUTSTANDING OPTIONS

                                                                   WEIGHTED            SERIES A       WEIGHTED
                                                                    AVERAGE           PREFERRED       AVERAGE
                                          COMMON SHARES         EXERCISE PRICE         SHARES      EXERCISE PRICE
                                        ------------------- --------------------- ---------------- ---------------

        BALANCE, DECEMBER 31, 1996            3,937,506        $            6.93         109,048     $     28.05
        Granted......................         2,735,329                     7.91              --             --
        Exercised....................          (257,845)                    5.54         (12,345)          21.02

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


                                                                   WEIGHTED            SERIES A       WEIGHTED
                                                                    AVERAGE           PREFERRED       AVERAGE
                                          COMMON SHARES         EXERCISE PRICE         SHARES      EXERCISE PRICE
                                        ------------------- --------------------- ---------------- ---------------

        Canceled.....................           (73,334)                    6.93              --             --
        Forfeited....................          (234,997)                    7.56          (3,450)          41.55
                                         ---------------       -----------------  ---------------    -----------

        BALANCE, DECEMBER 31, 1997            6,106,659        $            7.40          93,253     $     28.49
        Granted......................         1,851,808                     8.25              --             --
        Exercised....................          (222,846)                    5.84              --             --
        Canceled.....................           (10,491)                    6.49         (93,253)          28.49
        Forfeited....................          (325,166)                    7.47              --              --
                                         ---------------       -----------------  --------------     -----------

        BALANCE, DECEMBER 31, 1998            7,399,964        $            7.66              --     $       --
        Granted......................         1,344,727                     7.75              --             --
        Exercised....................          (453,263)                    5.94              --             --
        Canceled.....................            (9,999)                    7.71              --             --
        Forfeited....................          (353,554)                    8.20              --             --
                                         ---------------       -----------------  --------------     ----------

        BALANCE, DECEMBER 31, 1999            7,927,875        $            7.75              --     $       --
                                         ==============        =================  ==============     ==========

                               EXERCISABLE OPTIONS

                                                                                                        WEIGHTED
                                                               WEIGHTED AVERAGE      SERIES A            AVERAGE
                                          COMMON SHARES         EXERCISE PRICE   PREFERRED SHARES     EXERCISE PRICE
                                        ------------------ --------------------- ---------------- --------------------

        BALANCE, DECEMBER 31, 1996           1,356,474         $           6.95         105,283      $          28.18
        Became exercisable...........        1,012,047                     6.88           3,765                 28.75
        Exercised....................         (257,845)                    5.54         (12,345)                21.02
        Canceled.....................          (33,334)                    6.98              --                 --
        Forfeited....................          (39,500)                   10.12          (3,450)                41.55
                                         --------------        ----------------   --------------     ----------------

        BALANCE, DECEMBER 31, 1997           2,037,842         $           7.04          93,253      $          28.49
        Became exercisable...........        2,050,494                     7.39              --                 --
        Exercised....................         (222,846)                    5.84              --                 --
        Canceled.....................          (10,491)                    6.49         (93,253)                28.49
        Forfeited....................         (325,166)                    7.47              --                 --
                                         --------------        ----------------   -------------      ----------------

        BALANCE, DECEMBER 31, 1998           3,529,833         $           7.27              --                 --
        Became exercisable...........        1,962,396                     7.78              --                 --
        Exercised....................         (453,263)                    5.94              --                 --
        Canceled.....................           (9,999)                    7.71              --                 --
        Forfeited....................         (159,674)                    8.14              --                 --
                                         --------------        ----------------   -------------      ----------------

        BALANCE, DECEMBER 31, 1999           4,869,293         $           7.57              --      $          --
                                         =============         ================   =============      ================

         At December 31, 1999, 6.5 million shares of PXP common stock were available for future grants.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


         PRO FORMA INFORMATION

         PXP has adopted the disclosures-only provisions of SFAS No. 123, "Accounting for Stock Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans, and compensation for restricted stock grants has been recorded in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees." Had compensation cost for the PXP stock option and restricted stock plans been determined based on the fair value at the grant date for awards in 1997, 1998 and 1999 consistent with the provisions of SFAS No. 123, Phoenix's income from continuing operations would have been reduced to the pro forma amounts indicated below

                                                                                       1997       1998        1999
                                                                                  ----------- ----------- -----------
        Income from continuing operations, as reported (in millions)............    $  144.7    $  112.0   $  181.1
        Income from continuing operations, pro forma (in millions)..............    $  144.1    $  111.0   $  179.9

         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1999: dividend yield of 2.62%, expected volatility of 25.2%, risk free interest rate of 5.6% and expected lives of six years.

         As of December 31, 1999 options to purchase 11,620, and 7,916,255 shares of common stock were outstanding at weighted average exercise prices per share of approximately $6.77, and $7.75, respectively, under the Employee Option Plan and 1992 Plan, respectively. During 1999, the remaining outstanding options under the Performance Plan were exercised.

20.      FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

         Other than debt securities being held-to-maturity, financial instruments that are subject to fair value disclosure requirements (insurance contracts are excluded) are carried in the consolidated financial statements at amounts that approximate fair value. The fair values presented for certain financial instruments are estimates which, in many cases, may differ significantly from the amounts which could be realized upon immediate liquidation. In cases where market prices are not available, estimates of fair value are based on discounted cash flow analyses which utilize current interest rates for similar financial instruments which have comparable terms and credit quality.

         The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

         CASH AND CASH EQUIVALENTS

         For these short-term investments, the carrying amount approximates fair value.

         DEBT SECURITIES

         Fair values are based on quoted market prices, where available, or quoted market prices of comparable instruments. Fair values of private placement debt securities are estimated using discounted cash flows that apply interest rates currently being offered with similar terms to borrowers of similar credit quality.

         DERIVATIVE INSTRUMENTS

         Phoenix's derivative instruments include interest rate swap, cap and floor agreements, swaptions and foreign currency swap agreements. Fair values for these contracts are based on current settlement values. These values are based on brokerage quotes that utilize pricing models or formulas based upon current assumptions for the respective agreements.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

         EQUITY SECURITIES

         Fair values are based on quoted market prices, where available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models.

         MORTGAGE LOANS

         Fair values are calculated as the present value of scheduled payments, with the discount based upon the Treasury rate comparable for the remaining loan duration, plus a spread of between 130 and 800 basis points, depending on the internal quality rating of the loan. For loans in foreclosure or default, values were determined assuming principal recovery was the lower of the loan balance or the estimated value of the underlying property.

         POLICY LOANS

         Fair values are estimated as the present value of loan interest and policy loan repayments discounted at the ten year Treasury rate. Loan repayments were assumed only to occur as a result of anticipated policy lapses, and it was assumed that annual policy loan interest payments were made at the guaranteed loan rate less 17.5 basis points. Discounting was at the ten year Treasury rate, except for policy loans with a variable policy loan rate. Variable policy loans have an interest rate that is reset annually based upon market rates and therefore, book value is a reasonable approximation of fair value.

         VENTURE CAPITAL PARTNERSHIPS

         Fair values are calculated as the closing market prices for investments that are publicly traded. For investments that are not publicly traded, fair value is based on estimated fair value determined by the general partner after giving consideration to operating results, financial conditions, recent sales prices of issuers' securities and other pertinent information.

         INVESTMENT CONTRACTS

         In determining the fair value of guaranteed interest contracts, a discount rate equal to the appropriate Treasury rate, plus 150 basis points, was assumed to determine the present value of projected contractual liability payments through final maturity.

         The fair value of deferred annuities and supplementary contracts without life contingencies with an interest guarantee of one year or less is valued at the amount of the policy reserve. In determining the fair value of deferred annuities and supplementary contracts without life contingencies with interest guarantees greater than one year, a discount rate equal to the appropriate Treasury rate, plus 150 basis points, was used to determine the present value of the projected account value of the policy at the end of the current guarantee period.

         Deposit type funds, including pension deposit administration contracts, dividend accumulations, and other funds left on deposit not involving life contingencies, have interest guarantees of less than one year for which interest credited is closely tied to rates earned on owned assets. For such liabilities, fair value is assumed to be equal to the stated liability balances.

         NOTES PAYABLE

         The fair value of notes payable is determined based on contractual cash flows discounted at market rates.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


         FAIR VALUE SUMMARY

         The estimated fair values of the financial instruments as of December 31, were as follows:

                                                            1998                             1999
                                            --------------------------------- ----------------------------------
                                                 CARRYING                           CARRYING
                                                   VALUE         FAIR VALUE           VALUE        FAIR VALUE
                                            ----------------- ----------------- --------------- ----------------
                                                                       (IN MILLIONS)
         Financial assets:
         Cash and cash equivalents........      $     127.0      $     127.0      $     187.6     $     187.6
         Short-term investments...........            186.0            186.0            133.4           133.4
         Debt securities..................          7,750.4          7,833.9          7,534.5         7,437.6
         Equity securities................            302.7            302.7            437.2           437.2
         Mortgage loans...................            797.3            831.9            716.8           680.6
         Derivative instruments...........               --             12.3               --           (13.2)
         Policy loans.....................          2,008.3          2,122.4          2,042.6         2,040.4
         Venture capital partnerships.....            191.2            191.2            338.1           338.1
                                                -----------      -----------     ------------     -----------
         Total financial assets...........      $  11,362.9      $  11,607.4      $  11,390.2     $  11,241.7
                                                ===========      ===========      ===========     ===========

         Financial liabilities:
         Policy liabilities...............      $     783.4      $     783.4      $     709.7     $     709.4
         Notes payable....................            449.3            458.4            499.4           490.8
                                                -----------      -----------      -----------     -----------
         Total financial liabilities......      $   1,232.7      $   1,241.8      $   1,209.1     $   1,200.2
                                                ===========      ===========      ===========     ===========

21.      CONTINGENCIES

         LITIGATION

         Certain group personal accident reinsurance business has become the subject of disputes concerning the placement of the business with reinsurers and the recovery of the reinsurance (see Note 13 - "Discontinued Operations" and Note 23 - "Subsequent Events.")

22.      STATUTORY FINANCIAL INFORMATION

         The insurance subsidiaries are required to file annual statements with state regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities. Except for the accounting policy involving federal income taxes described next, there were no material practices not prescribed by the State of New York Insurance Department (the Insurance Department), as of December 31, 1997, 1998 and 1999. Phoenix's statutory federal income tax liability is principally based on estimates of federal income tax due. A deferred income tax liability has also been established for estimated taxes on unrealized gains for common stock and venture capital equity partnerships. Current New York Insurance Law does not allow the recording of deferred income taxes. Phoenix has received approval from the Insurance Department for this practice.

         Statutory surplus differs from equity reported in accordance with GAAP for life insurance companies primarily because policy acquisition costs are expensed when incurred, investment reserves are based on different assumptions, surplus notes are included in surplus rather than debt, postretirement benefit costs are based on different assumptions and reflect a different method of adoption, life insurance reserves are based on different assumptions and income tax expense reflects only taxes paid or currently payable.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


         The following reconciles the statutory net income of Phoenix as reported to regulatory authorities to the net income as reported in these financial statements for the year ended December 31:

                                                                   1997              1998             1999
                                                              ---------------- ---------------- -----------------
                                                                                (IN MILLIONS)

         Statutory net income ..........................         $     66.6       $    108.7        $    131.3
         Deferred policy acquisition costs, net ........               48.8             18.5             (28.1)
         Future policy benefits ........................               (9.1)           (53.8)            (23.7)
         Pension and postretirement expenses ...........               (8.0)           (17.3)             (8.6)
         Investment valuation allowances ...............               87.9            107.2              15.4
         Interest maintenance reserve ..................               17.5              1.4              (7.2)
         Deferred income taxes .........................              (36.3)           (40.0)              3.9
         Other, net ....................................                2.3             12.4               6.2
                                                                 ----------       ----------        ----------

         Net income, as reported .......................         $    169.7       $    137.1        $     89.2
                                                                 ==========       ==========        ==========

         December 31:

         The following reconciles the statutory surplus and asset valuation reserve (AVR) of Phoenix as reported to regulatory authorities to equity as reported in these financial statements:

                                                                                      DECEMBER 31,
                                                                        --------------------------------------
                                                                             1998                  1999
                                                                        ------------------ -------------------
                                                                                   (IN MILLIONS)

         Statutory surplus, surplus notes and AVR .............            $  1,205.6            $  1,427.3
         Deferred policy acquisition costs, net ...............               1,259.3               1,231.2
         Future policy benefits ...............................                (465.3)               (478.2)
         Pension and postretirement expenses ..................                (174.3)               (193.0)
         Investment valuation allowances ......................                  34.9                (211.8)
         Interest maintenance reserve .........................                  35.3                  24.8
         Deferred income taxes ................................                 (25.6)                 65.6
         Surplus notes ........................................                (157.5)               (159.4)
         Other, net ...........................................                  24.2                  49.5
                                                                           ----------            ----------
         Equity, as reported ..................................            $  1,736.6            $  1,756.0
                                                                           ==========            ==========

         The Insurance Department recognizes only statutory accounting practices for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency under New York Insurance Law, and for determining whether its financial condition warrants the payment of a dividend to its policyholders. No consideration is given by the Insurance Department to financial statements prepared in accordance with generally accepted accounting principles in making such determinations.

23.      SUBSEQUENT EVENTS

         OCCUPATIONAL ACCIDENT REINSURANCE

         On January 21, 2000, Phoenix, in connection with its participation in the Centaur facility, and two other companies completed a settlement agreement with Reliance Insurance Company (Reliance) with respect to certain reinsurance contracts covering occupational accident business reinsured by Reliance as a Unicover-managed "facility." The Reliance business was the largest portion of occupational accident reinsurance business underwritten by Unicover. Under the terms of the settlement agreement, Phoenix ended the contracts for a total payment of $115.0 million.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


         On January 13, 2000, Phoenix and four other companies, in connection with their participation in the Unicover Pool, completed a settlement agreement with EBI Indemnity Company and other affiliates of the Orion Group (EBI) with respect to certain reinsurance contracts covering occupational accident business which EBI ceded to the Unicover Pool. These contracts represented the largest source of premium to the Unicover Pool. Under the terms of the settlement agreement, the Unicover Pool members ended the contracts for a total payment of $43.0 million, of which Phoenix's share was approximately $10.0 million.

         Phoenix included the cost of these settlements, net of reinsurance, in its estimate of the loss on discontinued reinsurance operations in 1999. See Note 13 - "Discontinued Operations."

24.      PRIOR PERIOD ADJUSTMENT

         Phoenix retroactively revised the accounting for the disposition of its property and casualty distribution business to record the results of operations and the gain on the sale as part of continuing operations and, in addition, adopted the equity method of accounting for its interest in the purchase of its property and casualty distribution business. This disposition was previously reported as discontinued operation. Income from continuing operations decreased $17.7 million and $0.1 million in 1997 and 1998, respectively, and increased $37.8 million in 1999. Results of discontinued operations increased $17.7 million and $0.1 million in 1997 and 1998 respectively, and decreased $37.5 million in 1999. Net income increased $0.3 million in 1999 as a result of the change to equity accounting.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
UNAUDITED INTERIM CONSOLIDATED
BALANCE SHEET


                                                                                                     AS OF
                                                                                                 SEPTEMBER 30,
                                                                                                     2000
                                                                                            ---------------------
                                                                                                 (IN MILLIONS)

Assets:
Investments
Held-to-maturity debt securities, at amortized cost...............................             $    2,173.7
Available-for-sale debt securities, at fair value.................................                  5,849.9
Equity securities, at fair value..................................................                    460.8
Mortgage loans....................................................................                    638.0
Real estate.......................................................................                     95.1
Policy loans......................................................................                  2,060.8
Venture capital partnerships......................................................                    487.3
Other invested assets.............................................................                    202.5
Short-term investments............................................................                    448.5
                                                                                               ------------
Total investments.................................................................                 12,416.6
Cash and cash equivalents.........................................................                     88.7
Accrued investment income.........................................................                    200.2
Deferred policy acquisition costs.................................................                  1,277.9
Premiums, accounts and notes receivable...........................................                    193.6
Reinsurance recoverables..........................................................                     18.6
Property and equipment, net.......................................................                    127.9
Goodwill and other intangible assets, net.........................................                    612.6
Equity in unconsolidated subsidiaries.............................................                     88.7
Net assets of discontinued operations (Note 6)....................................                     32.8
Other assets......................................................................                     34.2
Separate account assets...........................................................                  5,920.0
                                                                                               ------------
Total assets......................................................................             $   21,011.8
                                                                                               ============

Liabilities:
Policy liabilities and accruals...................................................             $   11,229.5
Policyholder deposit funds........................................................                    618.1
Notes payable.....................................................................                    489.4
Deferred income taxes.............................................................                    118.6
Other liabilities.................................................................                    497.0
Separate account liabilities......................................................                  5,920.0
                                                                                               ------------
Total liabilities.................................................................                 18,872.6
                                                                                               ------------
Contingent liabilities (Note 8)...................................................

Minority interest in net assets of consolidated subsidiaries......................                    124.5
                                                                                               ------------

Equity:
Retained earnings.................................................................                  1,959.3
Accumulated other comprehensive income............................................                     55.4
                                                                                               ------------
Total equity......................................................................                  2,014.7
                                                                                               ------------

Total liabilities and equity......................................................             $   21,011.8
                                                                                               ============

        The accompanying notes are an integral part of these statements.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
UNAUDITED INTERIM CONSOLIDATED STATEMENT OF INCOME,
COMPREHENSIVE INCOME AND EQUITY


                                                                         FOR THE NINE MONTHS ENDED
                                                                                SEPTEMBER 30,
                                                                       -----------------------------
                                                                            1999            2000
                                                                       -------------- --------------
                                                                                (IN MILLIONS)
Revenues
  Premiums......................................................         $   882.9       $   876.3
  Insurance and investment product fees.........................             427.1           483.6
  Net investment income.........................................             670.1           896.2
  Net realized investment gains.................................              65.5            66.0
                                                                         ---------       ---------
     Total revenues.............................................           2,045.6         2,322.1
                                                                         ---------       ---------

Benefits and expenses
  Policy benefits and increase in policy liabilities............           1,028.0         1,055.5
  Policyholder dividends........................................             269.4           279.5
  Amortization of deferred policy acquisition costs.............             107.7           119.8
  Amortization of goodwill and other intangible assets..........              26.2            28.0
  Interest expense..............................................              23.3            24.0
  Other operating expenses......................................             411.4           419.2
                                                                         ---------       ---------
     Total benefits and expenses................................           1,866.0         1,926.0
                                                                         ---------       ---------
Income from continuing operations  before income taxes, minority
  interest and equity in earnings of unconsolidated subsidiaries             179.6           396.1

Income taxes....................................................              62.4           139.9
                                                                         ---------       ---------
Income from continuing operations before minority interest and
  equity in earnings of unconsolidated subsidiaries.............             117.2           256.2
Minority interest in net income of consolidated subsidiaries....               6.9            13.7
Equity in earnings of unconsolidated subsidiaries...............               2.9             2.8
                                                                         ---------       ---------

Income from continuing operations...............................             113.2           245.3

Discontinued operations (Note 6)
  Gain from operations, net of income taxes.....................              10.6             4.2
  Loss on disposal, net of income taxes.........................            (104.7)          (21.7)
                                                                         ---------       ---------

Net income......................................................              19.1           227.8
                                                                         ---------       ---------

Other comprehensive income (loss), net of income taxes
  Unrealized gains (losses) on securities.......................             (71.4)           76.2
  Reclassification adjustment for net realized gains included in
  net income....................................................              (1.7)          (45.3)
                                                                         ---------       ---------
     Total other comprehensive income (loss)....................             (73.1)           30.9
                                                                         ----------      ---------

Comprehensive (loss) income.....................................             (54.0)          258.7
                                                                         ----------      ---------

Equity, beginning of period.....................................           1,736.6         1,756.0
                                                                         ---------       ---------

Equity, end of period...........................................         $ 1,682.6       $ 2,014.7
                                                                         =========       =========

        The accompanying notes are an integral part of these statements.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                                      FOR THE NINE MONTHS
                                                                                      ENDED SEPTEMBER 30,
                                                                         ---------------------------------------
                                                                                   1999                 2000
                                                                             --------------        ------------
                                                                                         (IN MILLIONS)
Cash flows from operating activities:
       Net income.....................................................     $       19.1          $      227.8

Adjustments to reconcile net income to net cash from operating activities:
       Net loss from discontinued operations..........................             94.1                  17.5
       Net realized investment gains..................................            (65.5)                (66.0)
       Amortization and depreciation..................................             40.8                  31.0
       Equity in undistributed earnings of affiliates and partnerships            (44.3)               (235.9)
       Deferred income taxes (benefit)................................             (4.5)                 18.6
       Increase in receivables........................................             (7.9)                (99.4)
       Decrease (increase) in deferred policy acquisition costs.......              1.6                  (6.5)
       Increase in policy liabilities and accruals....................            221.2                 329.7
       Decrease (increase) in other assets/other liabilities, net.....            (57.9)                 41.2
       Other, net.....................................................              4.2                   1.2
                                                                           ------------          ------------
           Net cash provided by continuing operations.................            200.9                 259.3
           Net cash used for discontinued operations..................           (137.3)               (237.7)
                                                                           ------------          ------------
           Net cash provided by operating activities..................             63.6                  21.6
                                                                           ------------          ------------

Cash flows from investing activities:
       Proceeds from sales, maturities or repayments of
         available-for-sale debt securities...........................            983.8                 926.3
       Proceeds from maturities or repayments of held-to-maturity debt
         securities...................................................            130.5                 139.5
       Proceeds from disposals of equity securities...................             85.1                 332.7
       Proceeds from mortgage loan maturities or repayments...........             96.9                  75.3
       Proceeds from sale of real estate and other invested assets....             46.0                  20.6
       Proceeds from distributions of venture capital partnerships....             22.0                  32.1
       Proceeds from sale of subsidiaries and affiliates..............
       Purchase of available-for-sale debt securities.................         (1,118.1)             (1,043.3)
       Purchase of held-to-maturity debt securities...................           (297.3)               (285.3)
       Purchase of equity securities..................................            (92.5)               (102.9)
       Purchase of subsidiaries.......................................           (177.2)                (59.2)
       Purchase of mortgage loans.....................................            (22.3)                 (0.7)
       Purchase of real estate, unconsolidated subsidiaries and other
         invested assets..............................................            (49.4)                (30.0)
       Purchase of venture capital partnerships.......................            (61.4)                (79.8)
       Change in short term investments, net..........................            116.4                (315.2)
       Increase in policy loans.......................................            (11.3)                (18.3)
       Capital expenditures...........................................             (3.9)                (13.4)
                                                                           -------------         -------------
           Net cash used for continuing operations....................           (352.7)               (421.5)
           Net cash provided by discontinued operations...............            127.7                 234.2
                                                                           ------------          ------------
           Net cash used for investing activities.....................     $     (225.0)         $     (187.3)
                                                                           ------------          ------------

        The accompanying notes are an integral part of these statements.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
(CONTINUED)


                                                                                      FOR THE NINE MONTHS
                                                                                      ENDED SEPTEMBER 30,
                                                                         ---------------------------------------
                                                                                   1999                 2000
                                                                             --------------        ------------
                                                                                         (IN MILLIONS)
Cash flows from financing activities:
       Deposits (withdrawals) of policyholder deposit funds, net of
         interest credited............................................     $        (7.0)        $       79.9
       Proceeds from repayment of securities sold subject to repurchase
         agreements...................................................              37.5                  -
       Proceeds from borrowings.......................................             139.6                 14.7
       Repayment of borrowings........................................             (63.7)               (24.7)
       Dividends paid to minority shareholders in consolidated
         subsidiaries.................................................              (4.2)                (3.1)
                                                                           -------------         ------------
           Net cash provided by financing operations..................             102.2                 66.8
                                                                           -------------         ------------

Net change in cash and cash equivalents...............................             (59.2)               (98.9)

Cash and cash equivalents, beginning of period........................             127.0                187.6
                                                                           -------------         ------------

Cash and cash equivalents, end of period..............................     $        67.8         $       88.7
                                                                          ==============         ============

Supplemental cash flow information
       Income taxes paid, net.........................................     $        53.6         $       45.5
       Interest paid on indebtedness..................................     $        21.1         $       21.9

        The accompanying notes are an integral part of these statements.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS


1.       ORGANIZATION AND DESCRIPTION OF BUSINESS

         Phoenix Home Life Mutual Insurance Company and its subsidiaries (Phoenix) market a wide range of insurance and investment products and services including individual participating life insurance, term, universal and variable life insurance, annuities, and investment advisory and mutual fund distribution services. These products and services are managed within four reportable segments: Life and Annuity, Investment Management, Venture Capital and Corporate and Other. See
         Note 5 - "Segment Information."

2.       BASIS OF PRESENTATION

         The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. The State of New York Insurance Department (the Insurance Department) recognizes only statutory accounting practices for determining and reporting the financial condition and results of operations of an insurance company for determining solvency under the New York State Insurance Law. No consideration is given by the Insurance Department to financial statements prepared in accordance with GAAP in making such determination.

         In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2000 are not necessarily indicative of the results that may be expected for the year ending December 31, 2000. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements of the company for the year ended December 31, 1999.

3.       RECENT ACCOUNTING PRONOUNCEMENTS

         The Financial Accounting Standards Board deferred the effective date of Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" until 2001. Phoenix plans to adopt SFAS No. 133 effective January 1, 2001, and is currently evaluating the effect the implementation will have on its results of operations and financial position.

4.       REORGANIZATION

         On June 16, 2000, Phoenix submitted to the staff of the Insurance Department a draft Plan of Reorganization whereby Phoenix would convert, pursuant to the New York Insurance Law, from a New York mutual life insurance company to a New York stock life insurance company and become a wholly-owned subsidiary of a newly formed holding company. The Plan of Reorganization was approved by Phoenix's board of directors on December 18, 2000 and subsequently amended and restated on December 28, 2000 but has yet to be approved by the Insurance Department.

5.       SEGMENT INFORMATION

         Included in the following tables is certain information with respect to Phoenix's operating segments as of December 31, 1999, September 30, 2000 and for each of the nine months ended September 30, 1999 and 2000. The unallocated amounts consist of nonrecurring expenses associated with demutualization, legal settlements, portfolio loss reimbursement and recoveries, expenses related to the purchase of PXP minority interest and restructuring charges.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)


                                                                       DECEMBER 31,             SEPTEMBER 30,
                                                                           1999                      2000
                                                                   ---------------------- ---------------------
                                                                                   (IN MILLIONS)
        Total assets
        Life and Annuity.....................................        $      18,025.7            $    18,665.7
        Investment Management................................                  747.4                    768.1
        Venture Capital......................................                  338.1                    487.3
        Corporate and Other..................................                  976.1                  1,052.4
        Discontinued operations..............................                  187.6                     38.3
                                                                     ---------------            -------------
            Total............................................        $      20,274.9            $    21,011.8
                                                                     ===============            =============

        Deferred acquisition costs
        Life and Annuity.....................................        $       1,306.7            $     1,277.9
                                                                     ===============            =============

        Policy liabilities and accruals
        Life and Annuity.....................................        $      10,771.4            $    11,109.0
        Corporate and Other..................................                  128.4                    120.5
                                                                     ---------------            -------------
            Total............................................        $      10,899.8            $    11,229.5
                                                                     ===============            =============

        Policyholder deposit funds
        Life and Annuity.....................................        $         521.9            $       577.5
        Corporate and Other..................................                   16.3                     40.6
                                                                     ---------------            -------------
            Total............................................        $         538.2            $       618.1
                                                                     ===============            =============


                                                                          NINE MONTHS ENDED SEPTEMBER 30,
                                                                   ---------------------------------------------
                                                                          1999                       2000
                                                                     -------------------- --------------------
                                                                                   (IN MILLIONS)
        Premiums
        Life and Annuity.....................................        $         882.7            $       871.3
        Corporate and Other..................................                     .2                      5.0
                                                                     ---------------            -------------
            Total............................................                  882.9                    876.3
                                                                     ---------------            -------------

        Insurance and investment product fees
        Life and Annuity.....................................                  204.8                    233.2
        Investment Management................................                  210.7                    246.4
        Corporate and Other..................................                   35.0                     20.5
        Unallocated amounts..................................                   (5.9)                     4.5
        Less: intersegment revenues..........................                  (17.5)                   (21.0)
                                                                     ----------------           --------------
            Total............................................                  427.1                    483.6
                                                                     ---------------            -------------

        Net Investment income
        Life and Annuity.....................................                  567.3                    590.0
        Investment Management................................                    2.4                      1.7
        Venture Capital......................................                   63.9                    268.7
        Corporate and Other..................................                   28.7                     27.3
        Add: intersegment investment expenses................                    7.8                      8.5
                                                                     ---------------            -------------
            Total............................................                  670.1                    896.2
                                                                     ---------------            -------------

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)


                                                                          NINE MONTHS ENDED SEPTEMBER 30,
                                                                   ---------------------------------------------
                                                                          1999                       2000
                                                                     -------------------- --------------------
                                                                                   (IN MILLIONS)
        Policy benefits and dividends
        Life and Annuity....................                         $       1,288.8            $     1,320.6
        Corporate and Other.................                                     8.6                     14.4
                                                                     ---------------            -------------
            Total...........................                         $       1,297.4            $     1,335.0
                                                                      --------------             ------------

        Amortization of deferred policy acquisition costs
        Life and Annuity....................                                   107.7                    119.8
                                                                     ---------------            -------------
            Total...........................                                   107.7                    119.8
                                                                     ---------------            -------------

        Amortization of goodwill and intangibles
        Life and Annuity....................                                      .4                       .5
        Investment Management...............                                    22.2                     23.6
        Corporate and Other.................                                     3.6                      3.9
                                                                     ---------------            -------------
            Total...........................                                    26.2                     28.0
                                                                     ---------------            -------------

        Interest expense
        Life and Annuity....................                                    --                         .7
        Investment Management...............                                    12.4                     13.1
        Corporate and Other.................                                    10.9                     10.2
                                                                     ---------------            -------------
            Total...........................                                    23.3                     24.0
                                                                     ---------------            -------------

        Other operating expenses
        Life and Annuity....................                                   202.5                    202.1
        Investment Management...............                                   139.5                    158.6
        Corporate and Other.................                                    51.0                     56.9
        Unallocated amounts.................                                    28.1                     14.1
        Less: intersegment expenses.........                                    (9.7)                   (12.5)
                                                                     ---------------            -------------
            Total...........................                                   411.4                    419.2
                                                                     ---------------            -------------

        Operating income before income taxes
        Life and Annuity....................                                    55.4                     50.8
        Investment Management...............                                    39.0                     52.8
        Venture Capital.....................                                    63.9                    268.7
        Corporate and Other.................                                   (10.2)                   (32.6)
        Unallocated amounts.................                                   (34.0)                    (9.6)
                                                                     ---------------            -------------
            Total...........................                                   114.1                    330.1
                                                                     ---------------            -------------

        Income taxes

        Life and Annuity....................                                    19.3                     17.7
        Investment Management...............                                    16.7                     24.7
        Venture Capital.....................                                    22.4                     94.0
        Corporate and Other.................                                   (15.0)                   (20.8)
        Unallocated amounts.................                                    (3.9)                     1.2
                                                                     ---------------            -------------
            Total...........................                                    39.5                    116.8
                                                                     ---------------            -------------

        Minority interest in net income of consolidated subsidiaries

        Investment Management.............                                       6.9                     10.5
                                                                     ---------------            -------------
           Total..........................                           $           6.9            $        10.5
                                                                     ===============            =============

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)


                                                                          NINE MONTHS ENDED SEPTEMBER 30,
                                                                   ---------------------------------------------
                                                                          1999                       2000
                                                                     -------------------- --------------------
                                                                                   (IN MILLIONS)
        Equity in earnings of unconsolidated subsidiaries
        Investment Management.............                           $           1.9            $         2.0
        Corporate and Other...............                                       1.0                       .8
                                                                     ---------------            -------------
           Total..........................                                       2.9                      2.8
                                                                     ---------------            -------------

        Segment operating income after income taxes
        Life and Annuity....................                                    36.1                     33.1
        Investment Management...............                                    17.3                     19.6
        Venture Capital.....................                                    41.5                    174.7
        Corporate and Other.................                                     5.8                    (11.0)
        Unallocated amounts.................                                   (30.1)                   (10.8)
                                                                     ----------------           --------------
            Total...........................                                    70.6                    205.6
                                                                     ---------------            -------------

        Net realized investment gains (losses) after income taxes

        Life and Annuity....................                                     7.8                    (14.0)
        Investment Management...............                                     -                        4.9
        Corporate and Other.................                                    34.8                     48.8
                                                                     ---------------            -------------
            Total...........................                                    42.6                     39.7
                                                                     ---------------            -------------

        Income (loss) from continuing operations
        Life and Annuity....................                                    43.9                     19.1
        Investment Management...............                                    17.3                     24.5
        Venture Capital.....................                                    41.5                    174.7
        Corporate and Other.................                                    40.6                     37.8
        Unallocated amounts.................                                   (30.1)                   (10.8)
                                                                     ----------------           --------------
            Total...........................                         $         113.2            $       245.3
                                                                     ===============            =============

6.       DISCONTINUED OPERATIONS

         GROUP LIFE AND HEALTH OPERATIONS

         On April 1, 2000, Phoenix sold its group life and health business to GE Financial Assurance Holdings, Inc. (GEFA) except for Phoenix Dental Services and California Benefits Dental Plan. Specifically, Phoenix Group Holdings and PM Holdings sold 97% of the common stock of Phoenix American Life Insurance Company Life and Health and 100% of the common stock of Phoenix Group Services, Inc. and Clinical Disability Management, Inc. for $283.7 million. This amount is comprised of $238.7 million in cash and $45 million in common stock of GE Life and Annuity Assurance Company, an affiliate of GEFA. The common stock represents a 3.1% interest in GE Life and Annuity Assurance Company. Phoenix retains ownership of 3% of the common stock of Phoenix American Life Insurance Company. Phoenix has a right to put these shares back to GEFA beginning in 2005 and ending in 2007. These investments are reported as equity securities on the Consolidated Balance Sheet (unaudited). The pre-tax gain on the sale was $69.4 million and is reported in discontinued operations gain on disposal, net of income taxes.

         The sale to GEFA of 100% of the common stock of Phoenix Dental Services, Inc. and California Benefits Dental Plan closed on October 31, 2000. The sales proceeds for these entities was $2.0 million which resulted in a pre-tax loss of .4 million.

         REINSURANCE OPERATIONS

         During 1999, Phoenix completed a comprehensive strategic review of its reinsurance segment and decided to exit these operations. Phoenix sold its individual life reinsurance business, and placed its group accident

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)


         and health reinsurance into runoff. After estimating the sales proceeds, and the amount and timing of future net premiums, claims and reserves on the retained operations, Phoenix increased reserves and purchased aggregate excess of loss reinsurance to further protect Phoenix from unfavorable results in the runoff block. Phoenix recorded a $167.9 million pre-tax loss on the disposal of reinsurance operations through September 30, 1999 including increased reserve estimates on the runoff block of $174.8 million (pre-tax), and initial premium for the excess of loss reinsurance of $130.0 million and a gain of $113.0 million on the sale of its individual life reinsurance operations to Employers Reassurance Corporation.

         During the third quarter of 2000, Phoenix updated its estimates of future losses related to the retained group accident and health reinsurance business as well as future expenses associated with managing the runoff. Based on the most recent information available, Phoenix increased reserve estimates on the runoff block by $94.0 million (pre-tax). Phoenix determined that the increase to reserves was needed based on revised actuarial assumptions to reflect current and expected deteriorating trends in claim experience and higher than anticipated expenses.

         A significant portion of the claims arising from the group accident and health business arises from Phoenix's participation in a pool of reinsurers, formerly managed by Unicover Managers, Inc. (Unicover), which reinsured the accident and health portion of workers compensation coverage. In addition, Phoenix participated as a reinsurer of the Unicover pool, and other reinsurance facilities established by Unicover (Unicover facilities), through Phoenix's participation in an underwriting facility formerly managed by Centaur Underwriting Management, Ltd. (Centaur). In turn, Phoenix retroceded these risks to unaffiliated insurance carriers ("retrocessionaires"), providing Phoenix with substantial reinsurance protection.

         During 1999, Phoenix initiated arbitration to rescind the treaty by which it reinsured the Unicover pool and facilities. Certain of Phoenix's retrocessionaires brought actions against Phoenix, challenging their reinsurance obligations. All of these proceedings remain in their preliminary phases.

         During 2000, Phoenix reached settlements with several of the companies involved in Unicover. On January 13, 2000, Phoenix and the other member companies of the Unicover pool settled with EBI Indemnity Company and affiliates of the Orion Group (EBI/Orion), by which all pool members were released from their obligations as reinsurers of EBI/Orion. On January 21, 2000, Phoenix settled with Reliance Insurance Company (Reliance) and its parent Reliance Group Holdings, Inc. and was released from its obligations as a reinsurer of the so-called Reliance facility. On March 27, 2000, Phoenix settled with Reliance, Lincoln National Life Insurance Company and Lincoln National Health and Casualty Company, releasing Phoenix from its obligations as a reinsurer of the so-called Lincoln facility. On May 28, 2000, Phoenix reached an agreement with one of its retrocessionaires, and recovered a substantial portion of its settlement cost on the Reliance settlement. Financial terms of these settlements were consistent with the provisions established by Phoenix in 1999. There was no effect on net income resulting from these settlements for the period ended September 30, 2000.

         REAL ESTATE MANAGEMENT OPERATIONS

         On May 25, 2000, Phoenix sold its investment in 50% of the outstanding common stock of Pinnacle Realty Management Company, Inc., a real estate property management firm, for $6.0 million. This sale represented Phoenix's entire interest in Pinnacle Realty Management Company, Inc. and Phoenix now has no other real estate management business. The transaction resulted in a pre-tax loss of $0.6 million through September 30, 2000.

         The assets and liabilities of the discontinued operations have been excluded from the assets and liabilities of continuing operations and separately identified on the Consolidated Balance Sheet (unaudited). Net assets of the discontinued operations totaled $32.8 million and $187.6 million as of September 30, 2000 and December 31, 1999, respectively. The Consolidated Statement of Income, Comprehensive Income and Equity (unaudited) excludes the operating results of discontinued operations from continuing operations. The operating results of discontinued operations and the gain or loss on disposal are presented below.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)


                                                                              NINE MONTHS ENDED SEPTEMBER 30,
                                                                              -------------------------------
                                                                                   1999                  2000
                                                                            ------------------- --------------------
        Gain from operations of                                                        (IN MILLIONS)
           discontinued operations

        Revenues:
           Group Life and Health Operations.......................            $      343.1             $     112.7
           Real Estate Management Operations......................                     1.3                     .4
                                                                              ------------             ----------
        Total revenues............................................            $      344.4             $     113.1
                                                                               ===========              ==========

        Gain (loss) from operations:

           Group Life and Health Operations.......................            $       17.8             $       6.8
           Real Estate Management Operations......................                    (2.4)                    (.2)
                                                                              ------------             -----------
        Gain from discontinued operations before income taxes                         15.4                     6.6
        Income taxes..............................................                     4.8                     2.4
                                                                              ------------             -----------
        Gain from discontinued operations, net of income taxes....            $       10.6             $       4.2
                                                                              ============             ===========


        Loss on disposal of discontinued operations

        Gain (loss) on disposal:
           Group Life and Health Operations.......................            $        -               $      69.4
           Reinsurance Operations.................................                  (167.9)                 (100.6)
           Real Estate Management Operations......................                     6.6                     (.6)
                                                                              ------------             ------------
        Loss on disposal of discontinued operations before                          (161.3)                  (31.8)
           income taxes...........................................
        Income taxes..............................................                   (56.6)                  (10.1)
                                                                              -------------            ------------
        Loss on disposal of discontinued operations, net of income
           taxes..................................................            $     (104.7)            $     (21.7)
                                                                               ============             ===========

7.       SIGNIFICANT TRANSACTIONS

         PRACTICARE

         In the third quarter of 2000, Phoenix decided to exit its physician practice management business conducted by PractiCare, Inc. (PractiCare), an indirect subsidiary of PM Holdings, Inc. In September 2000, Phoenix evaluated the financial position of the company and recorded several non-recurring charges totaling $10.1 million (pre-tax). These non-recurring charges included an investment write-off of $6.1 million, a goodwill write-off of $1.9 million and expenses related to contract terminations of $2.1 million. Phoenix expects PractiCare to fully exit this business by June 2001 by not renewing or renegotiating its existing management service contracts.

8.       COMMITMENTS AND CONTINGENCIES

         In the normal course of its business operations, the company is involved with litigation from time to time with claimants, beneficiaries and others, and a number of litigation matters were pending as of September 30, 2000. It is the opinion of management, after consultation with counsel, that the ultimate liability with respect to these claims, if any, will not materially affect the financial position or results of operations of the company.

                                     PART C

                                OTHER INFORMATION

                                     PART C

                                OTHER INFORMATION

Registrant hereby represents that, in imposing certain restrictions upon withdrawals from some annuity contracts, it is relying upon the no-action letter given to the American Council of Life Insurance (publicly available November 28,
1988) (Ref. No. 1P-6-88) regarding compliance with Section 403(b) (ii) of the Internal Revenue Code and that it is in compliance with the conditions for reliance upon that letter set forth therein.

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

         (a)  Financial Statements

              Condensed financial information is included in Part A. The financial statements are included in Part B.

         (b)  Exhibits

              (1) Resolution of Board of Directors Establishing the Separate Account is incorporated by reference to Registrant's Form N-4 (002-78020) Post-Effective Amendment No. 1 filed on April 30, 1983.

              (2) Rules and Regulations of Phoenix Home Life Variable Accumulation Account are incorporated by reference to Registrant's Form N-4 (002-78020) Post-Effective Amendment No. 1 filed on April 30, 1983 and Post-Effective Amendment No. 26 filed via Edgar on April 30, 1997.

              (3)(a) Master Service and Distribution Compliance Agreement between Depositor and Phoenix Equity Planning Corporation dated December 31, 1996 is incorporated by reference to Registrant's form N-4 (002-78020) Post-Effective Amendment No. 25 filed via Edgar on February 28, 1997

              (3)(b) Form of Dealer Agreement is incorporated by reference to Registrant's N-4 (002-78020) Post-Effective Amendment No. 26 filed via Edgar on April 30, 1997.

              (4)     Form of Contract filed herewith.

              (5)     Form of Application filed herewith.

              (6) Charter and by-laws of Phoenix Home Life Mutual Insurance Company are incorporated by reference to registrant's Form N-4 (002-78020) Post-Effective Amendment No. 18 on June 22, 1992 and filed via Edgar with Post-Effective Amendment No. 26 on April 30, 1997.

              (7)     Not Applicable.

              (8)     Not Applicable.

              (9)     Opinion of Edwin L. Kerr, Esq. filed herewith.

              (10)(a) Written Consent of Edwin L. Kerr, Esq. filed herewith.

              (10)(b) Written Consent of Brian A. Giantonio, Esq. filed
                      herewith.

              (10)(c) Written Consent of PricewaterhouseCoopers LLP filed herewith.

              (11)    Not Applicable.

              (12)    Not Applicable.

              (13)(a) Explanation of Yield and Effective Yield Calculation is
                      incorporated by reference to registrant's Form N-4 (002-78020) Post-Effective Amendment No. 24 filed via Edgar on April 24, 1996.

              (13)(b) Explanation of Total Return Calculation is incorporated by reference to registrant's Form N-4 (002-78020) Post-Effective Amendment No. 24 filed via Edgar on April 24, 1996.

ITEM 25. DIRECTORS AND EXECUTIVE OFFICERS OF THE DEPOSITOR

                                                                                         POSITIONS AND OFFICES
           NAME                              PRINCIPAL BUSINESS ADDRESS                  WITH DEPOSITOR
           ----                              --------------------------                  --------------

           Sal H. Alfiero                    Chairman and Chief Executive Officer        Director
                                             Mark IV Industries, Inc.
                                             Amherst, NY


           John C. Bacot                     Chairman and Chief Executive Officer        Director
                                             The Bank of New York
                                             New York, NY

           Peter C. Browning                 Chairman, Nucor Corporation,                Director
                                             Charlotte, North Carolina; formerly,
                                             President & Chief Operating Officer,
                                             Sonoco Products Company
                                             North Carolina


           Arthur P. Byrne                   Group Executive                             Director
                                             Danaher Corporation
                                             West Hartford, CT

           Richard N. Cooper, Ph.D.          Professor                                   Director
                                             Harvard University
                                             Cambridge, MA

           Gordon J. Davis, Esq.             Partner                                     Director
                                             LeBoeuf, Lamb, Greene & MacRae
                                             New York, NY


           Robert W. Fiondella*                                                          Chairman of the Board,
                                                                                         Director, and Chief
                                                                                         Executive Office


           John E. Haire                     President                                   Director
                                             The Fortune Group
                                             New York, NY

           Jerry J. Jasinowski               President                                   Director
                                             National Association of Manufacturers
                                             Washington, D.C.


           Thomas S. Johnson                 Chairman & CEO, Greenpoint                   Director
                                             Financial Corporation
                                             New York, New York


           John W. Johnstone                 Chairman                                    Director
                                             Governance & Nominating Committees
                                             Arch Chemicals, Inc.
                                             Westport, CT

           Marilyn E. LaMarche               Limited Managing Director                   Director
                                             Lazard Freres & Co. LLP
                                             New York, NY


           Philip R. McLoughlin***                                                       Director, Executive Vice
                                                                                         President, Investments



           Indra K. Nooyi                    Senior Vice President                       Director
                                             Pepsico, Inc.
                                             Purchase, NY



                                                                                         POSITIONS AND OFFICES
           NAME                              PRINCIPAL BUSINESS ADDRESS                  WITH DEPOSITOR
           ----                              --------------------------                  --------------

           Robert F. Vizza                   President & Chief Executive Officer         Director
                                             The DeMatteis Center of
                                             St. Francis Hospital
                                             Old Brookfield, NY


           Robert G. Wilson                  Retired, formerly Chairman and              Director
                                             Chief Executive Officer,
                                             Ecologic Waste Services, Inc.
                                             Miami, Florida

           Dona D. Young*                                                                Director, President




           Carl T. Chadburn**                                                            Executive Vice President

           Michael Gilotti*                                                              Senior Vice President



           Joseph E. Kelleher**                                                          Senior Vice President
                                                                                         Underwriting and Operations

           Robert G. Lautensack, Jr.*                                                    Senior Vice President
                                                                                         Individual Line Financial


           Sherry A. Manetta*                                                            Senior Vice President,
                                                                                         Information Systems


           Maura L. Melley*                                                              Senior Vice President
                                                                                         Public Affairs


           Charles L. Olson***                                                           Senior Vice President

           Richard R. Paton*                                                             Senior Vice President


           Robert E. Primmer*                                                            Senior Vice President
                                                                                         Distribution and Sales

           Tracy L. Rich*                                                                Senior Vice President

           David W. Searfoss*                                                            Executive Vice President and
                                                                                         Chief Financial Officer

           John F. Solan, Jr.*                                                           Senior Vice President


           Simon Y. Tan*                                                                 Executive Vice President
                                                                                         Life & Annuity Products and
                                                                                         Operations


           Walter H. Zultowski*                                                          Senior Vice President
                                                                                         Marketing and Market Research

           * The principal business address of this individual is One American Row, Hartford, Connecticut 06115.
           ** The principal business address of this individual is 100 Bright Meadow Boulevard, P.O. Box 2200, Enfield, Connecticut 06082-2200.
           *** The principal business address of this individual is 56 Prospect Street, Hartford, Connecticut 06115-0480.

ITEM 26. NOT APPLICABLE

ITEM 27. NUMBER OF CONTRACTOWNERS

No contracts have been sold to date.

ITEM 28. INDEMNIFICATION

Section 723 of the New York Business Corporation Law, as made applicable to insurance companies by Section 108 of the New York Insurance Law, provides that a corporation may indemnify any director or officer of the corporation made, or threatened to be made, a party to an action or proceeding other than one by or in the right of the corporation to procure a judgment in its favor, whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, by reason of the fact that he, his testator or intestate, served such other corporation in any capacity at the request of the indemnifying corporation.

Article VI Section 6.1 of the by-laws of the Phoenix Home Life Mutual Insurance Company provides: "To the full extent permitted by the laws of the State of New York, the Company shall indemnify any person made or threatened to be made a party to any action, proceeding or investigation, whether civil or criminal, by reason of the fact that such person is or was a Director or Officer of the Company; or serves or served another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity at the request of the Company, and also is or was a Director or Officer of the Company...The Company shall also indemnify any [such] person...by reason of the fact that such person or such person's testator or intestate is or was an employee or agent of the Company...."

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.  PRINCIPAL UNDERWRITERS

1.    Phoenix Equity Planning Corporation ("PEPCO")

          (a) PEPCO currently distributes securities of the Phoenix Duff & Phelps Funds, Phoenix Funds, Phoenix Home Life Variable Universal Life Account, PHL Variable Accumulation Account and Phoenix Life and Annuity Variable Universal Life Account in addition to those of the Registrant.

           (b) Directors and Officers of PEPCO

                NAME AND PRINCIPAL                       POSITIONS AND OFFICES
                BUSINESS ADDRESS                         WITH UNDERWRITER
                ----------------                         ----------------
                Michael E. Haylon**                      Director
                Philip R. McLoughlin**                   Director, President and Chairman
                William R. Moyer*                        Director, Executive Vice President, Chief Financial
                                                         Officer and Treasurer
                John F. Sharry*                          Executive Vice President, Retail Distribution
                Paul A. Atkins**                         Senior Vice President, Sales Manager
                Nancy G. Curtiss**                       Vice President and Treasurer, Fund Accounting
                Nancy J. Engberg**                       Vice President, Counsel and Secretary
                Michael Kearney*                         Senior Vice President, Operations and Service
                Robert R. Tousignant*                    Senior Vice President and National Sales Manager
                -------------

                * The principal business address of this individual is 100 Bright Meadow Boulevard, P.O. Box 2200, Enfield, Connecticut 06083.
                ** The principal business address of this individual is 56 Prospect Street, Hartford, Connecticut 06115.

           (c) Compensation received by PEPCO during Registrant's last fiscal year:

NAME OF                     NET UNDERWRITING                   COMPENSATION             BROKERAGE
PRINCIPAL UNDERWRITER       DISCOUNTS AND COMMISSIONS          ON REDEMPTION            COMMISSIONS     COMPENSATION
---------------------       -------------------------          -------------            -----------     ------------

PEPCO                               $0.00                           -0-                     -0-             -0-


      PEPCO received no other out-of-pocket compensation from Phoenix Home Life.

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

      Item 7, Part II of registrant's Post-Effective Amendment No. 1 is hereby incorporated by reference.


ITEM 31.  MANAGEMENT SERVICES


Not applicable.

ITEM 32.  UNDERTAKINGS

Registrant hereby undertakes to:

           (a) file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements contained therein are never more than 16 months old for so long as payments under the Contracts may be made;

           (b) include as part of any application to purchase a Contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information;

           (c) deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

Pursuant to Section 26(e)(2)(A) of the Investment Company Act of 1940, as amended, Phoenix Home Life Mutual Insurance Company ("Phoenix Home Life") represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks to be assumed thereunder by Phoenix Home Life Mutual Insurance Company.

                                   SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets the requirements of Securities Act Rule 485(b) for effectiveness of this Registration Statement and has caused this Amendment to its Registration Statement to be signed on its behalf, in the City of Hartford and State of Connecticut on this 12th day of January, 2001.


                             PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY

                             By: *Robert W. Fiondella
                                 ---------------------------------
                             Robert W. Fiondella
                             Chief Executive Officer

                             PHOENIX HOME LIFE VARIABLE ACCUMULATION ACCOUNT

                             By: *Robert W. Fiondella
                                 ---------------------------------
                             Robert W. Fiondella
                             Chief Executive Officer
                             Phoenix Home Life Mutual Insurance Company


As required by the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities indicated with Phoenix Home Life Mutual Insurance Company on this 12th day of January, 2001.


           SIGNATURE                              TITLE
           ---------                              -----


____________________________________              Director
*Sal H. Alfiero



____________________________________              Director
*John C. Bacot


____________________________________              Director
Peter C. Browning



____________________________________              Director
*Arthur P. Byrne


____________________________________              Director
*Richard N. Cooper


____________________________________              Director
*Gordon J. Davis


____________________________________              Chairman of the Board,
*Robert W. Fiondella                              and Chief Executive Officer
                                                  (Principal Executive Officer)


____________________________________              Director
*John E. Haire

           SIGNATURE                              TITLE
           ---------                              -----


____________________________________              Director
*Jerry J. Jasinowski




____________________________________              Director
Thomas S. Johnson


____________________________________              Director
*John W. Johnstone


____________________________________              Director
*Marilyn E. LaMarche


____________________________________              Director
*Philip R. McLoughlin


____________________________________              Director
*Indra K. Nooyi


____________________________________              Director
*Robert F. Vizza


____________________________________              Director
*Robert G. Wilson



____________________________________              Director, President
Dona D. Young



By:/s/ Dona D. Young
   -----------------
*Dona D. Young, as Attorney in Fact pursuant to Powers of Attorney, copies of which were filed previously.
                                      S-2